

04046088

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Bulgari S.p.A

*CURRENT ADDRESS Lungotevere Marzio 11
00186 Rome
Italy

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

FILE NO. 82- 34836 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: EBS 11/10/04

DAT :

BVLGARI

82-34836

RECEIVED
2004 OCT 18 A 11:2?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12-31-00
AR/S

Index

2002 was characterized by a significant instability of world markets and by fluctuating stock markets.
This was an obvious reaction to the events of September 11th, which deeply changed our life, our habits and our confidence in political and financial institutions.

The Group reacted immediately to the changed situation, endorsing a series of initiatives to rationalize and improve efficiencies in all our processes while simultaneously launching new products, opening new stores, enlarging our distribution network and maintaining a great focus on communicating the brand.

This is how, despite all the difficulties, our Group succeeded in further increasing our profits.

In 2002 *Lucea*, the widely appreciated jewellery line, was enriched by a pearl version, and also the new *B.zero1* watch was, despite the difficult moment the watch business was facing, an immediate success.
BLV pour femme was presented in a seasonal *Absolute BLV* version.

Concerning our distribution network, we opened our first Russian store in Moscow in one of the city's most prestigious shopping streets. Furthermore, a new store was inaugurated in Hong Kong, today the biggest in South East Asia, the Tokyo Ginza store was refurbished and a new, important store opened in Zurich.

From an image point of view, we kept our strong presence in the movie and fashion world even if we reduced our advertising spending. Among the significant results of the past twelve months were an important placement in Steven Spielberg's movie Minority Report and a stunning rough diamond necklace worn by Nicole Kidman on Oscar night.

I am convinced that all this will help us face this difficult business environment and overcome this moment of international crises in a fast and flexible way, which always distinguished our Group's approach.
Our image of an important jeweller continues to make our clients dream all over the world, and our up-coming collections will confirm this increasing success.

Paolo Bulgari





Francesco Trapani, Chief Executive Officer; Nicola Bulgari, Vice Chairman; Paolo Bulgari, Chairman

Dear Shareholders,

2002 was a difficult year, one that was significantly influenced by uncertain political and economic conditions, especially for the luxury goods business. Despite this, turnover registered an increase of 1% (+3% at comparable exchange rates) reaching 774 million Euro against 766 million Euro in 2001. In fact, not only did our sales volume continue to grow, but more importantly, it increased by an exceptional 17% compared to the already extraordinary high growth levels of year 2000.

Net profits were 76.1 million Euro versus 68.2 million Euro in 2001, showing an increase of 12% while the operating profit grew by 5% reaching 108 million Euro, against 102 million Euro in 2001. I would like to highlight that this strong increase in profits was obtained without cutting investments aimed at increasing our product offer. New creations were launched in all product categories and additionally our distribution network and organizational structure were strengthened. Furthermore, 2002 was the year that witnessed the enlargement of shops in Zurich, Tokyo Ginza, Hong Kong and Los Angeles; all transformed into true flagship shops with exceptional exhibition areas.

Additionally, I would like to mention that the Group reached two important objectives during this difficult year: on one hand we cut the net indebtedness in half and on the other hand we improved the production and logistic processes thus allowing us to balance out the negative exchange rate impact and to bring inventory back to operationally correct levels.

Regarding the *Bvlgari Hotels&Resorts* project, in 2002 we signed a lease agreement for the creation of the first Bvlgari hotel that is due to be inaugurated in spring 2004.

The current year appears to be very complex and will be strongly influenced by the evolution of the economic and political situation. It is, therefore, difficult to do any type of forecasts even though I am optimistic as we can definitely count on an exceptionally strong brand and on a solid organizational structure.

Francesco Trapani



The Bulgari Group in 2002

Key figures and financial highlights

Group revenues	(millions of euro)
1992	77.9
1993	110.1
1994	149.3
1995	199.0
1996	231.8
1997	296.2
1998	365.3
1999	485.3
2000	676.0
2001	766.1
2002	773.6

Operating profit	(millions of euro)
1992	5.6
1993	15.8
1994	17.8
1995	23.6
1996	36.2
1997	50.3
1998	53.5
1999	71.8
2000	122.8
2001	102.1
2002	107.6

Net income	(millions of euro)
1992	2.2
1993	10.0
1994	13.0
1995	20.4
1996	29.8
1997	39.3
1998	44.1
1999	59.0
2000	95.5
2001	68.2
2002	76.1

Shareholders' equity	(millions of euro)
1992	43.0
1993	55.8
1994	70.7
1995	183.8
1996	185.6
1997	221.8
1998	255.3
1999	305.6
2000	405.0
2001	475.1
2002	548.1

Number of Personnel	(at year-end)
1992	351
1993	401
1994	489
1995	573
1996	684
1997	840
1998	1.038
1999	1.251
2000	1.569
2001	1.876
2002	1.827

Cash flow from operations	(millions of euro)
1992	6.8
1993	15.0
1994	17.4
1995	27.6
1996	38.4
1997	52.1
1998	59.1
1999	81.0
2000	124.6
2001	107.0
2002	115.9

Investments	(millions of euro)
1992	4.9
1993	5.4
1994	4.9
1995	12.4 *
1996	12.2
1997	21.6
1998	23.8
1999	32.4
2000	97.0
2001	48.8
2002	32.6

Net cash (borrowings)	(millions of euro)
1992	(47.3)
1993	(42.7)
1994	(37.9)
1995	31.4
1996	39.5
1997	47.3
1998	7.1
1999	(42.2)
2000	(198.4)
2001	(284.3)
2002	(136.4)

* Excluding Initial Public Offering (IPO)

The Bulgari Group closed 2002 with net revenues of 774 million euro, an increase of 13% compared to the previous year.
Today Bulgari is the world's third largest jeweller after Cartier and Tiffany.

Revenues by product category	
Jewellery	38%
Watches	38%
Perfumes	17%
Accessories	5%
Royalties and other	2%

Revenues by geographic area	
Italy	14%
Europe (excluding Italy)	25%
America	15%
Japan	21%
Far East	17%
Middle East and others	8%

Employees	
40 companies in 23 countries	1,827

Ownership	
Bulgari Family	54.09%
Paolo Bulgari	
Nicola Bulgari	
Francesco Trapani	
Free float	45.91%

The Bulgari Group
as at 31 December 2002
40 companies in 23 countries

Bulgari S.p.A.
The holding company, which owns the Bvlgari trademark world-wide. It is also responsible for coordination in the areas of product development, marketing, finance and human resources. Bulgari S.p.A. is 54.09% owned by the Bulgari family and, since 17 July 1995, has been listed on the online trading system of the Italian Stock Exchange, and traded also at the IRS of London Stock Exchange.

Bulgari Netherlands B.V.
Sub-holding company for management of international investments
Bulgari Parfums Italia S.p.A.
The company which distributes Bulgari perfumes in Italy
Bulgari Portugal Acessorios de Luxo Lda.
Sub-holding company for international operations
Bulgari International Corporation (BIC) N.V.
Sub-holding company managing international investments and financial operations
Bulgari Gioielli S.p.A.
A company which coordinates the production of jewellery and silverware in Italy
Bulgari Italia S.p.A.
A company which manages the shops in Italy
Bulgari (UK) Ltd.
A company which manages the shops in the United Kingdom
Bulgari Corporation of America Inc.
A company which manages the shops in the United States
Bulgari Asia Ltd.
Sub-holding company managing investments in marketing companies in Hong Kong, Taiwan and Singapore
Bulgari Parfums USA, Inc.
A company which distributes Bvlgari perfumes in the United States
Bulgari South Asian Operations Pty. Ltd.
A company which manages the shops in Singapore
Bulgari Parfums S.A.
A company for the production and distribution of Bvlgari perfumes
Bulgari Jewels S.A.
A company for the production of jewellery
Bulgari Time (Switzerland) S.A.
A company for the production of watches and responsible for all activities relating to silk
Bulgari España S.A. Unipersonal
A company which manages the shops in Spain
Bulgari S.A.
A company which manages the shops in Switzerland
Bulgari France S.A.
A company which manages the shops in France
Bulgari (Deutschland) GmbH.
A company which manages the shops in Germany
Bulgari Japan Ltd.
Joint venture with Itochu and AOI which manages the shops in Japan
Bulgari Montecarlo S.A.M.
A company which manages the Montecarlo shop
Bulgari Latin America N.V.
A company for the distribution of Bvlgari products in Latin America and the Caribbean
Bulgari Latin America Services N.V.
A company that provides logistical support and services for resellers and franchisees in Latin America and the Caribbean
Bulgari (Malaysia) Sdn Bhd
A company which manages the shops in Malaysia
Bulgari Australia Pty. Ltd.
A company which manages the shops in Australia
Bulgari Belgium S.A.
A company which manages the shops in Belgium
Opera Management S.A.
A company which manages investment holdings
Opera Participations S.C.A.
A company which invests in companies which produce "made in Italy" goods and services
Luxlook Ltd
A company which sells luxury products on the Internet. The company is currently in liquidation
Bulgari Operational Services ApS
A company which buys and leases aircraft and provides auxiliary services associated with that business.
Bulgari Global Operations S.A.
A company aimed at developing, producing, promoting and marketing Bvlgari products at an international level
Daniel Roth et Gérald Genta Haute Horlogerie S.A.
A company which produces and distributes watches
Bulgari Korea Ltd.
A company which manages the shops in Korea
Bulgari Collection Internationale S.A.
A company for the production of jewellery
Bulgari (Luxembourg) S.A.
Sub-holding to manage the *Bulgari Hotels & Resorts* project
Bulgari Hotels & Resorts BV
A company for the acquisition of companies in the hotel sector
Bulgari (Hong Kong) Ltd.
A company which manages the shops in Hong Kong
Bulgari (Taiwan) Ltd.
A company which manages the shops in Taipei
Bulgari Milan Hotels Leasing Compnay Srl
A company managing hotels, resorts and exclusive residencials Bulgari branded in Italy
Bulgari Reinsurance Company Ltd.
A company re-insuring on the market the risks which the Group has already insured
Century Saint Barth S.a.s.
A company which manages the shop in Saint Barthelemy

The Group Structure
as at 31 December 2002


Bulgari S.p.A.
Rome
Bulgari Parfums Italia S.p.A. Rome
Bulgari Portugal Acessorios de Luxo Lda Madeira
Bulgari Italia S.p.A. Rome
Bulgari (UK) Ltd. London
Bulgari Corporation of America Inc. New York
Bulgari Parfums USA Inc. New York
Bulgari Hotel & Resorts BV Amsterdam 65%
Bulgari España S.A. Unipersonal Madrid
Bulgari Korea Ltd Seoul 51%
Bulgari Milan Hotel Leasing Company S.r.l.** 65% Rome
Bulgari S.A. Geneva
Bulgari France S.A. Paris
Bulgari (Deutschland) GmbH Munich
Bulgari Japan Ltd Tokyo 80%
Bulgari S. Barth SaS St. Barthélemy
Bulgari Montecarlo S.A.M. Montecarlo
Opera Management S.A. Luxembourg 50%
Bulgari Latin America Services N.V. Aruba
Bulgari Latin America N.V. Aruba
Bulgari Australia Pty Ltd Sydney
Bulgari Belgium S.A. Bruxelles
Bulgari (Malaysia) Sdn Bhd Kuala Lumpur
Bulgari Global Operations S.A. Neuchâtel
Luxlook Ltd New York 2%
Bulgari Operational Services ApS
Bulgari Reinsurance Company Ltd.
Opera Participations S.c.a. Luxembourg 11,73%*
Bulgari (Hong Kong) Ltd. Hong Kong 51%
Bulgari South Asian Operations Pte Ltd Singapore
Bulgari (Taiwan) Ltd. Taiwan 51%
Holding
Sub-holding
Production
Distribution
Other

* Bulgari International Corporation (BIC) N.V. directly owns 11,79% of the all class A1 shares of the company. Also, Opera Management S.A., which is 50% owned by Bulgari International Corporation (BIC) N.V., holds 100% of the class B1 shares.

** Bulgari Hotels & Resorts undirectly owns 61, 75% (95%*65%) whereas Bulgari SpA directly owns 3,25%



Original sketch of a 70's *sautoir* from the *Bvlgari Vintage Collection.*



Sotirio Bulgari



Giorgio Bulgari

The Bulgari descend from an ancient family of Greek silversmiths, who set up business in a small village in Epirus. There the family founder, Sotirio, crafted precious works in silver. In the middle of the 19th century Sotirio moved to Italy, and in 1884 he opened his first shop in the Via Sistina in Rome. In 1905, with the help of his sons Constantine and George, he opened his first shop in Via Condotti. That shop is the Bvlgari flagship shop today.
During the early decades of the century, the two brothers also took an interest in precious stones and jewellery as they gradually took on their father's responsibilities.
The period after World War II brought with it an important turning point in the history of the firm. It was during this period that Bvlgari distanced itself from the rigid rules of the French school and created its own unique style, inspired by Greco-Roman classicism, the Italian Renaissance and the 19th century school of Roman goldsmiths.
The Seventies marked the beginning of Bvlgari's international expansion, with shop openings in New York (the first overseas), Paris, Geneva and Montecarlo.
In 1977 *Bvlgari-Bvlgari* was created, which has become a classic and is still the best-selling Bvlgari watch. In the early Eighties, Bulgari Time (Switzerland) SA was founded, a company which creates and manufactures watches.
In the early Nineties, Bulgari Parfums S.A.was founded in Switzerland. This marked the Group's entry into the world of perfumes. On 17 July 1995, the parent company, Bulgari S.p.A., was listed on the online trading system of the Italian stock exchange and is now traded at the IRS of London Stock Exchange.
In 1996, Bvlgari launched its first line of fine silk scarves.
In 1997 the silk collection was enriched by a new line of ties. In the same year, the first collection of leather accessories and the new line of eyewear by Luxottica were launched.
In July 1998, Bvlgari signed a licensing agreement with Rosenthal to create, manufacture and distribute a new line of Bulgari tableware and gift items.
The year 2000 was particularly intense for the Bulgari Group. It featured the acquisition of Daniel Roth SA, Gérald Genta S A and Manufacture de Haute Horlogerie, and the establishment of the Opera closed-end fund with other partners. The fund invests in goods and services that express the Italian life style.
In 2001 Bvlgari announces the creation of *Bvlgari Hotels&Resorts* in joint venture with Marriott's high end division Luxury Group to create seven exclusive five star luxury hotels all over the world. In September Bvlgari introduces the new jewellery collection *Lucea*.
In 2002 the distribution network and organizational structure were strengthened. Indeed this year witnessed the enlargement of stores in Europe and Asia, all transformed into true flagship stores with exceptional exhibition areas. Furthermore new creations were launched in all product categories.
Today the Bvlgari creations, renowned for the distinctive, bold and contemporary style, are highly appreciated by an international clientele fond of high quality and unique design.



The *B.zero1* rings



Bvlgari-Bvlgari wristwatch


BVLGARI

Bvlgari fragrances

Bvlgari creations are all recognisable for their audacious and elegant style, which combines the classic with the modern, using shapes and materials in an innovative fashion and drawing on Italian art and culture.

Jewels

In addition to the extraordinarily large and valuable jewels, the unique pieces of the *Collection Internationale*, Bvlgari offers ten different jewellery lines, all characterised by strong and distinctive designs. *Parentesi, Tubogas, Spiga, B.zero1* to mention just a few, are jewels designed for contemporary women, who enjoy them as expressions of themselves, their femininity and elegance, their style and their own manner of being. These lines are characterised by unmistakable design, but also by ever more accessible prices. The use of unusual materials and the matching of gold with bold and contrasting colours strike an unmistakable and distinctive note. *Lucea*, the latest jewellery collection, is an extraordinary tribute to the sophisticated contemporary woman.

Watches

Today Bvlgari offers eight different lines of watches featuring, among other models, the *Bvlgari-Bvlgari, Quadrato, Anfiteatro* the *Ovale*, *Rettangolo* and the latest *B.zero1*. In addition, the *Diagono* and *Diagono Professional* watches, with their inclined bezel and high-tech elements, include various sports models which Bvlgari has developed over the years. They are available in a variety of materials and are equipped with automatic movements, chronograph functions, and sophisticated elements which make them ideal for underwater activities. For "aficionados" of watches with sophisticated movements, Bvlgari has created the *Grande Complication* watches, a *Tourbillon* model, and a *Répétition Minutes* model.

Perfumes

Bvlgari offers seven different fragrance lines with a complementary bath line, characterised by an essential style and conception destined to make them new classics. *Eau Parfumée*, fresh and citrus, is characterised by a novel hint of green tea. *Extrême* is a new, more concentrated version. *Bvlgari pour Femme* is flowery, powdery and has a special hint of jasmine tea. *Bvlgari pour Homme* is characterised by precious musks and a distinctive hint of Darjeeling tea. One line is dedicated to children and their mothers, *Petits et Mamans*, with camomile and talc while *Black* is a cosmopolitan perfume for men and women.
BLV features an original note of ginger, around which an extraordinary olfactory ambiance evolves.
BLV pour Homme, which was introduced after the great success of *BLV*, is a fragrance of unexpected contrasts and surprising harmonies, like the man for whom it was thought.

Accessories

The panorama of Bvlgari creations includes silk and leather accessories, in addition to a line of sunglasses and eyewear. A line of pens, key rings, and gift items completes the range.





Craftsman at work



Automatic movement of a *Répétition Minutes* watch

A spirit of excellence permeates every Bvlgari creation. Attention to detail and the search for absolute quality, typical of all the products, coexist with an innate desire to surpass, to respond with passion to the ever-changing requirements of the market.
Whether jewel, watch, perfume or an accessory, every Bvlgari product is an object that has been checked in the most minute detail, so that it can uphold the Bvlgari tradition of quality, perfectly faithful to the sensitivity and intentions of its creator.

Bvlgari jewels are initially conceived with a design in watercolour or tempera. At this point, the craftsman takes over, using his skilled hands and experience to create an object with a particular delicacy, voluptuousness and perfection. The idea is analysed and developed creatively from the first drawing, so as to evaluate the materials and colours best suited for its development and wearability, as well as its compatibility with Bvlgari tradition and style.
With watches also, Bvlgari has succeeded in combining a refined design with sophisticated mechanisms, produced and checked according to the stringent and rigorous criteria of Swiss certification, a guarantee of high quality. All Bvlgari watches are developed in the Neuchâtel workshops of Bulgari Time in Switzerland.
In order to guarantee the same level of quality in all Bvlgari creations, perfumes are produced with the same care and attention to detail. For this reason, Bvlgari has chosen to directly control every stage of the creation, production and distribution of its own perfumes through Bulgari Parfums. Customer service is also a special Bvlgari quality. Personnel are trained under the Excellence programme, used since 1990 to bring to every shop the standards of excellence that are the distillation of the century-long experience of the Via Condotti shop in Rome.


BVLGARI

Rome



New York



Ginza



Moscow



Paris

Distribution

The distribution of Bvlgari products is carefully designed to ensure the presence of select shops inmajor cities throughout the world, to assure ideal positioning of the product.
All Bvlgari shops are designed in a modern and highly distinctive style. Italian marbles and prized woods in soft and warm tones create a welcoming atmosphere.

The distribution of watches has followed a well-defined strategy. Care is taken to select franchisees capable of providing impeccable customer service.

The distribution network for Bvlgari perfumes is operated using the same criteria of quality and selectivity. Bvlgari fragrances are available only in the finest perfumeries and department shops throughout the world.



In the foreground from left: Ernesto Greco, Francesco Trapani, Silvio Ursini
In the background from left: Alessandro Bogliolo, Flavia Spena, Paolo Alberti.

At the end of 2002, the Bulgari group had 1,827 employees. Personnel training has been concentrated on the Excellence programme since 1990. It is based on spreading the corporate culture and is especially aimed at new shop assistants. All personnel receive the *Bvlgari Newsletter* every three months. This is an internal publication aimed at informing and fostering a sense of belonging within the Group.

The Executive Committee

The Executive Committee of the Bulgari Group consists of seasoned professionals of the highest calibre with experience in major international companies. Their acquired knowledge and strong personal motivation has made them a harmonious team who have a common philosophy and who carry out Bvlgari's prestigious mission effectively and successfully.

Francesco Trapani
Chief Executive Officer

Paolo Alberti
Perfume Division
Executive Vice President

Alessandro Bogliolo
Jewellery, Watches and Accessories Division
Executive Vice President

Ernesto Greco
Corporate Finance and Administration
Executive Vice President

Flavia Spena
Corporate Human Resources and Organization
Executive Vice President

Silvio Ursini
New business developments
Executive Vice President



Bulgari S.p.A.

The Board of Directors

Chairman
Paolo Bulgari

Vice Chairman
Nicola Bulgari

Chief Executive Officer
Francesco Trapani

Directors
Giuseppe Ansaldo
Francesco Ago
Giulio Figarolo di Gropello
Roberto Zanchi

The Board of Auditors

Chairman
Paolo Resta

Statutory Auditors
Maurizio de Magistris
Stefania Libori

Substitute Auditors
Berardino Di Paolo
Alberto Sabatini



Bulgari S.p.A. and Subsidiaries

Report of the Board of Directors on Performance as at 31 December 2002

Introduction

Pursuant to Article 2428 of the Civil Code and Legislative Decree no. 58/1998 and in compliance with Consob resolutions and recommendations, the Board of Directors of Bulgari S.p.A., on the basis of the consolidated financial statements and accounts, has drawn up this performance report for the 2002 financial year.
The financial statements as at 31 December 2002, drawn up in accordance with the criteria laid down by the aforementioned legislation, have been compared with the financial statements for the year ended 31 December 2001.
Bulgari S.p.A.'s financial statements and the consolidated financial statements as at 31 December 2002 have been audited by the company Reconta Ernst & Young S.p.A. in accordance with current legislation.

Dear Shareholders,

The financial statements that we present here are those of a demanding and undoubtedly important year in the development of your company. A year dominated by difficult geopolitical events and by a definitly adverse economic situation. For the Bulgari Group, this year, defined by many as being a period of transition following a wait-and-see policy, has been full of events and actions that are analysed in the following pages.
Consolidated net sales totalled 773.6 million euros, up 1% on the 766.1 million euros achieved in 2001 and almost 3% if we discount the negative effect of currencies when comparing the two years. Operating income was 107.6 million euros, up by 5.4% on the 102.1 million euros achieved in the previous financial year, whilst net income totalled 76.1 million euros, an 11.7% rise on the 68.2 million euros gained in 2001.
We are certainly not hiding our satisfaction with the actions we performed and with the results achieved. In adverse market conditions that were beyond our control, we reacted by working on the factors that can be influenced by our direct initiatives, such as continual investments in support of the BVLGARI brand name, optimisation of the organisational system and the constant pursuit of greater efficiency in production and logistical processes.
This effort has certainly paid off in terms of results and the situation of the Group's net financial indebtedness, which more than halved during this difficult year, is, more than any other indicator, an unquestionable confirmation of this effort.
We have all been committed in making optimum use of every available resource, in the continual pursuit of more efficient management, in order to respond effectively to the exogenous conditions, which have, in the last eighteen months, unexpectedly become much more difficult.
Although we anticipate a further growth in volumes in 2003, thanks also to the launch of important new products in all the lines that characterise our business, the market conditions before us are still critical. Making an analysis of the macro-economic, situation albeit a very concise one, is an appropriate starting point for gaining a better understanding and appreciation of the Group's results in 2002 and its future prospects.

Macroeconomic situation

Between the end of the nineties and the first half of 2001, the world economy experienced a period of euphoria that will be hard to repeat in the forthcoming years. In these conditions, the luxury market was one of the areas that most benefited from this situation both in terms of an increased propensity to buy the products of this sector and the rapid generation of wealth following the value increase of the financial markets.
Although, particularly in the United States, a number of signs of a slowdown in economic development had in fact already been perceived since the end of the year 2000, it was certainly the events of 11 September 2001 that subsequently brought about a clear and sudden transformation from the euphoria described above to the difficulties we are facing today. Companies in the luxury sector, which had previously been amongst those benefiting the most from the situation created, found themselves facing a drastic slowdown in the growth of demand, which is still continuing today.
Under these circumstances, all companies, who previously focussed mainly on the growth of revenues, have inevitably had to test their capacity to tackle the crisis by exercising suitable control over the endogenous factors of their business, i.e. their operating costs and the efficiency of their invested capital.

One-of-a-kind platinum necklace with 241 carats rough diamonds.


GMT
BVLGARI

The events of the first few months of 2003 and the macro-economic data available show that we are still not close to seeing a significant improvement in the situation. Any swift conclusion to the Iraq crisis could represent the first step to recovery but, from the point of view of a possible upturn in the market, it seems that we can now rule out at least the first six months of the year.
In the light of the above, following the modest 1.8% growth in global gross domestic product in 2002, the latest estimates for 2003 still forecast a cautious 2.3% with full recovery only coming in the following year.
As regards the markets that are of major interest for your Group, further details are given below:

USA
Between 2000 and 2001, the US economy had to face in quick succession an interest rate rise introduced by the Federal Reserve, an increase in the price of oil, the collapse of the stock market and, finally, the shock of the notorious terrorist attacks. Subsequently, when in the spring of 2002, the economy gave a few tentative signs of recovery, the financial scandals firstly, and the Iraq crisis secondly, brought about a further depression in the market.
The figure most concerning all financial analysts when assessing the current situation in the United States is the consumer spending index, which was in strong decline throughout 2002 and which reached levels close to the minimum ones seen at the start of the nineties.
After years of hovering around 4%, unemployment rose to about 6% at the end of the fiscal year 2002, a figure that had not been recorded since 1994.
With interbank rates at a forty-year low, further room for intervention by the Federal Reserve seems limited whilst the considerable plan to support the US economy, announced by the Bush administration during 2002, has not yet had any positive effect on consumer confidence.
In the short term, forecasts are therefore still very cautious and are awaiting reassuring news, such as a swift and positive resolution to the Iraq crisis, which could finally give life to the economy and bolster consumer confidence. Growth in gross domestic product is in fact expected to be around the 2.5-2.6% mark for the whole of 2003, substantially in line with 2002, although following a definite trend of improvement from 1.5% in the first quarter to 4% in the final quarter. A full recovery is not however expected until 2004 with a projected growth rate above 3.5%.

Europe
For the euro area, 2002 was certainly not a positive year. The economy showed itself to be increasingly weak and in some countries the talk is now of stagnation or even recession, not aided by the major uncertainty over the development of oil prices on one hand and the confidence of businesses and savers on the other.
Although it is difficult to assess in advance the impact on the economy of the war in Iraq, the members of the European Commissions, who are normally very cautious in their comments, are now not hiding the fact that there are several factors that could undermine the recovery of the economy, which is already proving to be difficult. The collapse in consumer confidence, with the consequent increase in the propensity to save and thus a drop in consumption, added to the recent strengthening of the euro against the dollar could spell further trouble for businesses, which are already facing significant drops in profits and consequently in investments.
For the whole of the 2002 financial year, growth in the euro area was less than 1% and even the forecasts for 2003, which predict growth of around 1.3%, are not entirely optimistic.
In Italy too, growth in 2002 was less than 1% with inflation around 2.6%. Forecasts for 2003, despite the confidence of the current government for a significant recovery in the second half of the year, now seem to converge around levels just above 1%.
In France, after years of major expansion, growth in the economy in 2002 was around 1%. The most recent economic indicators still show clear signs of slowdown. Growth estimates for 2003, until recently as high as 1.7%, have been revised downwards to a maximum of 1.2%, with inflation about 1.5%. The outlook provides scant comfort. Consumer confidence has been shattered, productive investments have come to a standstill and unemployment is on a constant increase with the risk of breaking through the 10% mark by the end of the year, as compared with the current rate of 9.1%.



It must be said that France shares with Italy the main role of catalysing tourist flows, with which significant opportunities for spending on luxury goods are associated. And it is precisely tourism and international travel that is also suffering, as it did post September 11, from the economic/political situation described above. In 2002, spending from tourists outside the EU, especially in the area of luxury goods, saw a significant drop.
In Italy, the market of tax free shopping recorded a 10% drop compared with 2001. This situation started to turn around as from September when a positive change in spending was recorded compared with the same months in 2001. It is clear, however, that the data of the final quarter of last year are not very significant.
The situation of the German economy, which we recall represents almost one third of the domestic production of the euro area, is certainly today the one giving most cause for concern. In 2002, growth was close to zero and, for 2003, it is still expected to be less than 1%, with inflation of 1%. The Schroeder government has announced a comprehensive package of measures including an investment plan worth 15 billion euros and a simplification of rules for small and medium-sized firms.
In Spain, growth for 2003 is projected to be 2.0%, at the same levels as 2002 and with falling inflation but still rather high (around 3%) compared with other European countries. For the time being, concerns over the sizeable investments made by Spain in South America seem to have receded.
In Great Britain, growth of 2.4% is forecast for 2003, following the 1.8% recorded in 2002. Inflation should also be around 2.4% for this current year. The performance of the British economy is also highly dependent upon the forecasts for recovery in the United States, given the close trade and investment ties between the two nations.

Japan

In 2002, the Japanese economy recorded a further contraction of almost 0.3%. Forecasts for 2003 are for a recovery in growth, albeit very limited, around 0.5%.
The efforts of the Bank of Japan are still focussed on fighting the country's deflation, which is holding down consumer spending on durable goods with prices and salaries experiencing a further drop. The consumer price index for January 2003 showed a drop for the fortieth consecutive month.
Unemployment throughout 2002 remained above 5% reaching 5.3% in December and the record level of 5.5% in January 2003, without any prospects for improvement in the forthcoming months.
The described situation has therefore had a negative effect on retail sales, which have been falling for several months now in almost all sectors. Sales of luxury goods are one of the few exceptions and remain good, somewhat against the trend given the critical nature of the general economic conditions.

Financial markets

We have already described how the constant reduction of rates applied by the Federal Reserve since the end of 2001 to sustain the economy has brought US interbank rates to the minimum rates, if compared with the last forty-year lows.
At the beginning of March 2003, the European Central Bank reduced the cost of money in the euro zone by 25 points, a decision that surprised the market, which had been expecting a more significant move. The choice has thus been interpreted as being a compromise between the need to react to an increasingly weak economy and the fear of relaxing credit pointlessly, at a time of major geopolitical uncertainty. The latest forecasts from the ECB for 2003 are for a modest growth in the euro area of around 1%.
Inflation is however expected to be soon below 2% as a result of the combined effect of the weak economy and the recent rise of the euro against the dollar.
On the subject of the euro/dollar exchange rate, we point out the significant change that has occurred in the last twelve months, during which we went from rates below 0.90 in the first months of 2002 to levels around 1.10 at the start of 2003.
The stock markets also suffered throughout 2002, following the considerable falls already recorded in 2001 and in spite of very low interest rates. All the main markets recorded a fall for the third consecutive year. Undoubtedly, some major contributory factors to this trend were the financial scandals that exploded in the United States and the consequences of the crisis in businesses that are part of the new economy. Aside from this, it is clear, however, that the main aspect of this situation is the negative assessment that the market has with regard to the economic outlook,

Accessory advertising campaign.



at least in the short term, for the main markets. The majority of analysts think that the minimum levels have still not been reached and could therefore be felt in the first two or three quarters of 2003, with recovery only occurring in the fourth quarter of the year and, more clearly, in 2004.

Gold price

Historically, the price of gold has risen in periods of political uncertainty. Indeed, immediately after the terrorist attacks on the United States, the price reached in excess of 300 dollars/ounce and has maintained its bullish trend to the extent of topping 350 dollars/ounce during 2002.
Over the next few months, no significant changes are expected in relation to the price of 340-350 dollars/ounce.

The Group's significant activities

To counter the negative situation of the market, the Bulgari Group has undertaken a series of actions aimed at increasing the effectiveness of its invested capital and operating costs. The results achieved, shown in the financial statements described below, confirm the effectiveness of these actions which are intended to continue in the forthcoming months.
We have not missed out on major investment opportunities to bolster the prestige of the BVLGARI brand name and to support the sales network, such as the opening or extension of important new "flagship shops" in some of the main cities of the world, such as Hong Kong, Zurich and, at the start of 2003, Los Angeles.

Development activities and launching of new products

During 2002, the Bulgari Group devoted itself once again to launching new products, which received very positive responses from our customers, and carried out intensive activity in preparation for the launch of new products for 2003.

Here are some examples of the new products launched:

• In our watch range, the new *B.zero1* range was launched with enormous success, in the "Evergreen" and "Colored Rich" versions; with the presentation of new versions, the success of the *Diagono Professional* sporting model, in its "Earth" and "Air" versions, and the Rettangolo classic model, in its steel-rubber version, was also consolidated.

• In our perfumes range, to complement the BLV line, the new fragrance for women *Absolute BLV* was introduced and sold as from July, confirming the extraordinary success of Bulgari products in this area;

• In terms of accessories, the product range was widened, thanks also to the extension of the *B.zero1* range, already launched during 2001.

"Opera" closed fund

During 2002, the subsidiary Bulgari International Corporation N.V. subscribed and paid up, at the price of 1,000 euros per share, for a further 1,694 shares in Opera Participations S.c.a., at an overall cost of 1.7 million euros, thus bringing the total number of shares to 12,029; these further subscriptions became necessary in relation to the acquisition of investments by the fund itself.
"Opera" is the name of the first closed fund specialised in investments in the area of goods and services that are typical of the Italian lifestyle and whose "made in Italy" tag may represent a competitive advantage. This fund, created in accordance with Luxembourg law in the form of a limited partnership with share capital, had subscription commitments as at 31 December 2002 in the total amount of almost 225 million euros. In this project, the Bulgari Group plays the role of investor, with a stake at the end of 2002 of almost 12% of class A.1 shares (A.1 shares have preference in the distribution of dividends whereas B.1 shares do not enjoy any preference in the distribution of dividends phase, but enable their holder to exercise the right to vote on particularly important decisions). The Bulgari Group also has the role of management partner, holding 50% of investments in the fund management company, which, in turn, holds 100% of the B.1 shares in Opera Participations S.c.a..

Bvlgari pour Femme advertising campaign.

Other significant events

• On 15 February 2002, Bulgari Milan Leasing Company S.r.l. was set up in accordance with Italian law. It is owned by Bulgari Hotels and Resorts B.V. (95%), Bulgari S.p.A. (3.25%) and Luxury Hotels International B.V. (1.75%), the latter being a Marriott Group company. As at 30 June 2002, the company had an authorised capital of 10,000 euros and its business involves the management of exclusive BVLGARI hotels, resorts and exclusive residences in Italy. In particular, the first BVLGARI hotel is expected to open in Milan by the end of 2003 or the start of 2004.

• On 17 May 2002, Bulgari Saint Barth S.a.s. was set up, based in Saint Barthelemy and wholly owned by Bulgari International Corporation (BIC) N.V.. The company has an authorised capital of 40,000 euros and its business involves the management of the Bulgari single-brand shop in Saint Barthelemy.

• On 28 June 2002, with effect from 1st May 2002, Bulgari Collection Internationale S.A., based in Neuchatel, took over the business of the Swiss branch of Bulgari Collection Internationale N.V., for a total of 5.9 million Swiss francs, corresponding to its shareholders' equity as at 30 April 2002. This operation will allow the integration, in Neuchatel, of the production and distribution of top-of-the-range jewellery.

• On 31 December 2002, with effect from 1st January 2002, Bulgari Collection Internationale N.V. was taken over by Bulgari International Corporation (BIC) N.V..

• During July, the proceedings started for the liquidation of the company Century Bright (Wholesale) Ltd of Hong Kong, which was no longer essential for the Group's distribution set-up in the East. As a result of the technical times laid down by local regulations, the full conclusion of the operation is expected by April 2003.

• On 9 July 2002 Bulgari Reinsurance Company Ltd was set up, with its registered office in Dublin; the company is wholly owned by Bulgari International Corporation (BIC) N.V. and has a fully paid-up authorised capital of 635,000 euros. The purpose of Bulgari Reinsurance Company Ltd is to reinsure on the market Group risks already insured by rationalising and thereby optimising the management of these risks..

Results

In 2002, the Bulgari Group's consolidated net revenues reached 773.6 million euros, up 1% on the 766.1 million euros achieved in 2001. Considering the market conditions previously described, this result must certainly be seen in a positive light. This appraisal can only be reinforced when we consider that the appreciation of the euro during the year compared with other currencies, in particular the dollar and the yen, had a penalising effect on sales for the year, especially in the second half of the year. Growth at comparable exchange rates was in fact around 3%.

The actions undertaken by the Group in terms of cost control and recovery of efficiency also led to significant results.

Operating profit jumped from 102.1 million euros in 2001 to 107.6 million euros in 2002, a rise of 5.4% growth on the previous financial year, whereas in terms of effect on net revenues, it rose from 13.3% in 2001 to 13.9% in 2002. Net income, up by 11.7% on last year, reached 76.1 million euros (68.2 million euros in 2001) and represents 9.8% of revenues (8.9% in the financial year 2001).

An important contribution to the growth in profits was made by containing operating costs (excluding the cost of purchasing raw materials and external production) before advertising costs in support of the brand name, which were substantially consistent (+1.2%) with 2001, thanks to the control actions undertaken.

Significant investments were also made in this financial year to support the BVLGARI brand name. Costs of promotional activities totalled 76 million euros, although down on the previous financial year, represented 10% of revenues, an incidence entirely in line with the industry average. Amongst the most significant promotional investments made during last year were those dedicated to the launch of the new *B.zero1* watch and those to support the Lucea precious jewellery range and the BLV fragrance.

A summary of the results is given in Table 1.

table 1 Bulgari Group. Summary income statement			(million euros)
	31/12/2002	31/12/2001	31/12/2000
Consolidated net revenues	773.6	766.1	676.0
Operating profit	107.6	102.1	122.8
Profit before taxes and third party interests	91.5	88.5	112.0
Net income	76.1	68.2	95.5

Revenues increased in Italy, in spite of the reduced tourist traffic, and in Japan where sales increased by 7% over the year and in the final quarter even recorded a growth of 27%. It is useful to show that in this latter market, the yearly increase, at comparable exchange rates, was in fact 15%. The performance in the Americas was more stable, down 2% on 2001 at current exchange rates but up 1% at comparable exchange rates, as was the performance in Europe, where markets suffered from a slowdown in perfume sales compared with the extraordinary levels achieved in the previous year.

In the "Other" category, we must highlight the excellent sales trend in Australia, which more than doubled in comparison with 2001.

Table 2 below shows the value of revenues by geographical area according to market outlet, their percentage distribution from total revenues and growth in relation to the previous financial year.

table 2 Bulgari Group. Revenues by geographical area									(million euros)
Geographical Area		31/12/2002			31/12/2001			31/12/2000	
Italy	107.3	14%	+3%	104.3	14%	+19%	87.9	13%	+43%
Europe (excl. Italy)	191.4	25%	-3%	198.0	26%	+24%	159.3	24%	+38%
America	115.9	15%	-2%	118.3	15%	-16%	141.8	21%	+28%
Japan (*)	164.9	21%	+7%	153.7	20%	+7%	143.6	21%	+36%
Far East (*)	132.7	17%	-7%	142.0	19%	+27%	112.2	17%	+61%
Middle East	30.6	4%	-13%	35.3	4%	+71%	20.7	3%	+39%
Others	30.8	4%	+114%	14.5	2%	+37%	10.5	1%	+64%
Total revenue	773.6	100%	+1%	766.1	100%	+13%	676.0	100%	+39%

(*) Part of the revenues from Japan has been reclassified under Far East following the takeover of a franchisee in Korea

In 2002, despite being hit by a negative exchange effect, sales increased in all product categories except for watches (–1%).

It is easier to assess the sales trend according to product category if, rather than a simple comparison with 2001, we also consider the starting growth base, i.e. between 2001 and 2000, which in some cases is very high.

Perfume sales actually increased by 5%, despite starting from a growth base in 2001 of 37%, accessories by 4%, following a growth of 48% in 2001, and jewellery by 2%, following the 26% growth achieved in 2001.

Sales of watches, down by 1% at current exchange rates, nevertheless grew at comparable exchange rates and throughout 2002 showed a trend of strong recovery.

Table 3 below shows the amount of revenues, the percentage of the total revenues according to product type and the increase in relation to the previous financial year.

table 3 Bulgari Group. Revenues by product category									(million euros)
		31/12/2002			31/12/2001			31/12/2000	
Jewellery	293.8	38%	+2%	287.7	38%	+26%	228.6	34%	+47%
Watches	292.9	38%	-1%	295.9	39%	-6%	313.5	46%	+43%
Perfumes	132.6	17%	+ 5%	126.5	16%	+37%	92.2	14%	+15%
Accessories	39.9	5%	+4%	38.5	5%	+48%	26.0	4%	+53%
Royalties and other	14.4	2%	-18%	17.5	2%	+11%	15.7	2%	+15%
Total	773.6	100%	+ 1%	766.1	100%	+13%	676.0	100%	+39%

The Group's financial situation

The Group's net indebtedness at the end of the 2002 financial year was 136.4 million euros as compared with a net indebtedness of 284.3 million euros as at 31 December 2001. The significant reduction is not only due to the good cashflow generated by operating management but also to a more effective and rationalised management of stocks. The value of inventories, partly also as a result of exchanges rates trend fells from 548 million euros at the end of 2001 to 477 million euros as at 31 December 2002 (-12.8%), a fall occurring in market conditions that were certainly not easy. For the future also, the Group's objectives will turn towards a further improvement in the turnover of its invested capital.

The Group's financial position therefore further improved reaching a gearing (net indebtedness/shareholders' equity) of 24.8% by the end of the year. The spread between short-term indebtedness (60.5 million euros) and long-term indebtedness (75.9 million euros) is satisfactory. Long-term indebtedness is characterised by bank loans totalling 71 million euros, predominantly obtained by Bulgari Japan Ltd with maturity in 2006. The bond with a face value of 100 million euros, in the financial statements as at 31 December 2002, has been reclassified among short-term indebtedness, with maturity in December 2003.

The Group's net financial situation as at 31 December 2002 is shown in Table 4.

table 4 Bulgari Group. Financial situation (million euros)

assets (liabilities)	31/12/2002	31/12/2001	31/12/2000
Bank overdraft and borrowing due within one year	(10.5)	(188.7)	(117.4)
Bank overdraft and borrowing due after one year	(70.8)	(36.1)	(17.9)
Bonds due after one year	–	(100.0)	(100.0)
Bonds due within one year	(100.0)	–	–
Payables to other entities due within one year	(1.5)	(1.0)	–
Payables to other entities due after one year	(5.4)	(6.4)	(8.0)
Cash and bank balances	48.9	47.9	33.8
Financial receivables due within one year	2.6	–	11.1
Financial receivables due after one year	0.3	–	–
Total net cash (borrowings)	(136.4)	(284.3)	(198.4))
of which within 12 months	(60.5)	(141.8)	(72.5)
of which afer 12 months	(75.9)	(142.5)	(125.9)

Investment spending

During the 2002 financial year, investments totalling 24.0 million euros (compared with 36.3 million euros in 2001) were made in tangible assets related essentially, on works for the opening or rebuilding of shops such as those in Ginza (Tokyo), Hong Kong, Zurich, Ala Moana (Hawaii), Taipei, Saint Barthelemy and Palm Beach, and offices for administrative and production activities. Worthy of its own mention is the investment, still in progress at the end of the year, for the complete reorganisation of the Los Angeles shop, for which alone almost 6 million euros were invested by December 2002.

Intangible investments totalled 8.6 million euros (12.5 million euros in 2001), mainly concerned the purchase and implementation of software to manage the Group's main operating activities and costs relating to the "BVLGARI Hotels & Resorts" project.

Financial investments amounted to 3.0 million euros (9.6 million euros in 2001) and related to the acquisition of investments, assessed according to the cost method as they are still not operational, in Bulgari Hotels and Resorts B.V. and Bulgari Reinsurance Company Ltd., as well as to increase the value of investment in Opera Participations S.c.a. following the further shares subscribed.

Other information

Power granted to the Chairman and Chief Executive Officer

By decision of the Board of Directors of Bulgari S.p.A. on 27 April 2001, the Chairman and Chief Executive Officer were granted powers of ordinary and extraordinary administration to be exercised with a single, independent and individual signature, in each of the Company's business areas.

The following powers remain under the exclusive remit of the Board of Directors:

- where the commitment exceeds the amount of 30 million euros for each individual operation, to buy and sell equity interests, set up new companies or associate bodies in Italy or abroad, carry out operations on the capital of new or existing companies;
- where the commitment exceeds the amount of 30 million euros for each individual operation, to enter into financial debt transactions and issue guarantees;
- where the commitment exceeds the amount of 2 million euros for each individual operation, to purchase goods and services;
- to buy and sell real estate, with the exception of operations with companies owned directly or indirectly;
- to release and hold trademark licences, names and rights on original works and inventions belonging to the company, except for temporary concessions thereof.

It is also stated that on 13 September 2002, the Board authorised the Chief Executive Officer, individually, to carry out, within the maximum period of 12 months from the date of the decision, fund raising operations for a maximum term of 10 years and up to an amount of 40,000,000 euros or equivalent in another currency at the exchange rate applicable close to the time of the operation; likewise, the Board also decided to authorise the Chairman of the Board of Directors and the Chief Executive Officer, jointly, to carry out, still within the maximum period of 12 months from the date of the same decision, fund raising operations for a maximum term of 10 years and above an amount of 40,000,000 euros and up to 100,000,000 euros or equivalent in another currency at the exchange rate applicable close to the time of the operation. The Board then gave permission for these fund raising operations to be carried out by also issuing guarantees in favour of Group companies, according to the most appropriate conditions and within the limits indicated.

Investments in Bulgari S.p.A. and subsidiaries held by Directors

In compliance with Article 79 of Consob resolution 11971/99, as subsequently supplemented, the table below shows the investments held in Bulgari S.p.A. and in its subsidiaries by the Directors as recorded in the Shareholder Register and on the basis of communications and information received. We specify that none of the Statutory Auditors holds investments in Bulgari S.p.A. or its subsidiaries.

Investments held by Directors in Bulgari S.p.A. and subsidiaries

First name and surname	Company	No. of shares owned at the end of the previous year	No. of shares bought	No. shares sold	No. of shares owned at the end of the current year
Paolo Bulgari	Bulgari S.p.A.	73,540,000 [1]	–	50,000	73,490,000 [1]
Nicola Bulgari	Bulgari S.p.A.	73,539,000 [1]	22,000	–	73,561,000 [1]
Francesco Trapani	Bulgari S.p.A.	13,206,348 [2]	1,000	–	13,207,348 [2]
Giuseppe Ansaldo	Bulgari S.p.A.	5,000	–	–	5,000
Roberto Zanchi	Bulgari S.p.A.	4,000	–	–	4,000
Francesco Ago	Bulgari S.p.A.	–	10,000	–	10,000

[1] of which 73,440,000 shares form part of the Union block vote and are held through Unione Fiduciaria S.p.A.
[2] of which 13,206,348 shares form part of the Union block vote and are held through Unione Fiduciaria S.p.A.

Information on stock option plans

In compliance with Consob recommendation no. 11508 of 15/2/2000, comprehensive information is given below on the data corresponding to the stock option plans reserved for special categories of employees and for the Chief Executive Officer. The following tables are intended to show the development of these plans over time, the number of existing rights exercisable at the start and end of the year as well as the number of rights assigned, exercised and expired in the year. In relation to each division of these rights, the average exercise prices and market prices are also indicated. We remind you, finally, that these plans were approved by the Extraordinary General Meetings (EGM) of Shareholders held on 10 April 1996 and 30 April 1998 and then subsequently supplemented and/or amended on 27 June 2001, in order to provide the opportunity for the Chief Executive Officer and a number of key management figures within the Company and the Group involving these members to be included amongst the Company's shareholders as part of the achievement of the company's objectives.

Changes in the stock option plan during the financial year: (prices expressed in euros)

	Year 2002			Year 2001		
	Number of shares	Average exercise price	Market price (*)	Number of shares	Average exercise price	Market price (*)
(1) Right existing as at 1/1	3,447,590	8.05	8.72	5,657,250	5.90	13.10
(2) New rights assigned in the period	909,500	3.52	4.00	1,191,000	7.99	8.54
(3) (Rights exercised in the period)	64,000	2.80	6.47	3,256,960	4.92	11.35
(4) (Rights expired in the period)	37,500	9.00		143,700	8.60	
(5) Rights existing as at 31/12	4,255,590	7.03	4.52	3,447,590	8.05	8.72
(6) Of which: exercitable as at 31/12	2,262,740	7.55		1,292,525	7.30	

NOTE: (5) = (1)+(2)+(3)+(4)

(*) The market price is the yearly average for the quantity of shares specified in points (3) and (4) and it is the exact price for points (1), (2) and (5)

Division according to exercise price band and residual contract life (prices expressed in euros)

	Rights assigned as at 31.12.02 (granted)		of which exercisable as at 31.12.02 (vested)
Exercise price	Residual contract life		Total
	< 2 years	> 2 years	
< = 2,0	99,600	18,400	118,000
> 2,0 - < = 5,0	–	1,125,980	216,480
> 5,0	–	3,011,610	1,928,260
Totale	99,600	4,155,990	2,262,740

Events subsequent to 31 December 2002 and outlook for 2003

On 20 February 2003, 50% of the capital of the company Crova S.p.A. was purchased, the latter being a leading company in the production of carnet, with which the Bulgari Group has had business relations for over 25 years. As well as consolidating this long working relationship, the operation is the premise for the development of further projects such as product concept, product development, prototyping and also production on behalf of non-Bulgari brands wanting to include jewellery within their core business.

On 5 February 2003, the subsidiary Bulgari International Corporation (BIC) N.V. subscribed and paid up, at the price of 1,000 euros per share, for a further 4,075 shares in Opera Participations S.c.a., in an operation worth 4.1 million euros, thereby achieving a total of 16,104 shares. This further subscription financed the acquisition of a further significant investment by the fund itself.

The constant uncertainty of the international situation, exacerbated by the Iraq crisis, makes it undeniably difficult to make any forecast on the trend of the economy and the markets over the next few months. The situation at the start of 2003 invites a certain caution at least for the first half of the year whereas, with the possibility of a marked economic recovery, it seems right to expect a positive second half of the year. In the meantime, the Group will continue to launch new products, optimise logistical processes and control costs throughout 2003.

Comments on the performance of the Parent Company Bulgari S.p.A.

Performance

The financial statements of the Parent Company for the year ended 31 December 2002 showed net revenues of 47.3 million euros compared with the 50.3 million euros achieved in the previous year (–6.0% on 2001). At comparable exchange rates, the decrease would have been about 6%.

Revenues from royalties paid by Group and third party licensees for the use of the BVLGARI trademark represented virtually all net revenues (97%) and totalled 46.0 million euros compared with the figure of 48.9 million euros in the 2001 financial year.

Operating profit however remained unchanged from the previous financial year, reaching 21.0 million euros; the slight fall recorded in net revenues was in fact counterbalanced by a careful cost containment policy, in particular containing external charges for services, which made it possible to also keep a positive operating income for the 2002 financial year.

The net income obtained in the year was 22.1 million euros compared with 35.7 million euros in 2001; this result, down by 11.9 million euros on the previous year, was influenced by less dividends received in the year and by less write-downs of financial assets, which, cumulatively, led to a substantial reduction in the operating result; in fact, the minor write-down of financial assets carried out in the year only partly counterbalanced the minor dividends received.

table 5 Bulgari SpA. Summary of income statement (million euros)

	31/12/2002	31/12/2001	31/12/2000
Net revenues	47.3	50.3	49.3
Operating profit	21.0	21.0	23.1
Pre-tax profit	23.7	37.2	33.9
Net income	22.1	35.7	32.4

A breakdown of revenues by geographical area is given in Table 6 below

table 6 Bulgari SpA. Revenues by geographical area

Geographical area	31/12/2002		31/12/2001		31/12/2000	
Italy	5.3	11%	5.0	10%	6.5	13%
Europe (excl. Italy)	27.0	57%	29.8	60%	26.2	53%
America	2.3	5%	2.5	5%	3.6	7%
Japan	7.9	17%	7.8	15%	7.5	15%
Far East	3.7	8%	3.7	7%	4.3	9%
Middle East / Others	1.1	2%	1.5	3%	1.2	3%
Total revenue	47.3	100%	50.3	100%	49.3	100%

Production costs totalled 33.9 million euros compared with 35.5 million euros in the 2001 financial year, thereby recording a decrease of approximately 5%.

Service costs amounted to 13.3 million euros compared with 17.4 million euros in the previous year (–24%). These mainly relate to costs for supporting and promoting the BVLGARI name (3.3 million euros), external charges for services for IT, technical, organisation, tax, legal and administrative advices (2.8 million euros), fees paid to directors and statutory auditors (2.5 million euros), costs for the services of employees and members of the Board

of Directors (1.9 million euros) and costs for the protection and registering of trademarks and models (0.8 million euros).
The following is also noted:
• personnel costs amounted to 12.7 million euros as compared with 10.8 million euros as at 31 December 2001, and the average number of employees rose from 168 in 2001 to 184 in 2002. On 31 December 2002, there was a total of 188 employees (175 on 31 December 2001);
• amortisation and depreciation of intangible and tangible assets respectively were 4.3 million euros compared with 4.4 million euros in 2001. The main part of this relates to intangible assets (3.1 million euros) and in particular the amortisation of application software (2.8 million euros). In terms of the depreciation of tangible asset, totalling 1.2 million euros, this mainly relates to electronic and computer equipment amounting to 0.7 million euros of which 0.3 million euros corresponds to accelerated depreciation.
Financial income and expenses show a positive balance of 34.6 million euros compared with 70.5 million euros in the previous year. Dividends for the year, received by Bulgari International Corporation N.V. only, totalled 30.0 million euros compared with 59.9 million euros received, again by the same Dutch company, in the 2001 financial year.
Adjustments to the value of financial assets, totalling 30.2 million euros (52.6 million euros in 2001) almost entirely correspond to the write-down of the investment in Bulgari Netherlands B.V., as specified below and in the accompanying notes.
Taxes amounted to 1.5 million euros (also 1.5 million euros in 2001) and entirely relate to the provision for the year made for the Regional Tax on Productive Activities (IRAP).

Financial situation

The Parent Company's net cash as at 31 December 2002 was 111.9 million euros, an increase of 3.8 million euros on the figure for 31 December 2001.
As shown in the table below, short-term net cash was 8.9 million euros compared with a deficit of 2.6 million euros as at 31 December 2001, an increase of 11.5 million euros.
During the year, investments totalling 25.0 million euros were made, of which 18.7 million euros were financial investments whereas, as specified previously, dividends received were equal to 30.0 million euros.
The net negative change in the shareholders' equity items was 18.2 million euros and substantially relates to the payment of dividends to shareholders for the 2001 financial year.
The bonded debt corresponds to the bond issued in December 2000, with a bullet maturity in December 2003, for a nominal amount of 100 million euros and has been reclassified, compared with the previous year, from payables falling due within one year to payables falling due after one year.
Bank overdraft and borrowing falling due after one year corresponds to a medium/long-term loan granted by Simest S.p.A. and amounts to 0.6 million euros.
For the 2002 financial year also, the Parent Company's available funds were mainly invested in favour of subsidiaries in order to reduce their financial exposure to banks.

The net credit position vis-à-vis Group companies fell, compared with 31 December 2001, by 8.1 million euros to reach a figure of 203.6 million euros by the end of the 2002 financial year.

table 7 Bulgari SpA. Financial situation (million euros)

	31/12/2002	31/12/2001	31/12/2000
Cash and bank balances	9.3	3.5	1.0
Bank overdraft and borrowing available within one year	(0.4)	(6.1)	(1.4)
Short-term net cash	*8.9*	*(2.6)*	*(0.4)*
Bonds due within one year	(100.0)	–	–
Bonds due after oneyear	–	(100.0)	(100.0)
Bank overdraft and borrowing due after one year	(0.6)	(1.0)	(1.4)
Receivables form subsidiaries	203.6	211.7	182.7
Total net cash	111.9	108.1	81.3

Investiment spending

Investment spending in 2002 totalled 25.0 million euros and breaks down as follows:

- 4.6 million euros on intangible assets mainly for the purchase of application software and the related development and implementation costs (3.9 million euros of which 2.4 million euros relates to construction in progress and advance payments);
- 1.8 million euros on tangible assets mainly for the purchase of electronic equipment such as servers and printers (1.0 million euros) and rebuilding costs for administrative offices and the General Management (0.5 million euros);
- 18.7 million euros on financial investments, related to capital contributions of 18.0 million euros to Bulgari Netherlands B.V.

Research and development activities

During 2002, the Parent Company did not carry out any research and development activities.

Relations with subsidiaries

Bulgari S.p.A., based in Rome, is the Parent Company and has authorised capital of 20.7 million euros. Bulgari S.p.A. is the owner of the BVLGARI trademark. The company's main activities are the following:

- purchasing equity stakes and granting loans to Group companies;
- commercial exploitation of the BVLGARI name and trademark;
- technical, financial and administrative co-ordination of subsidiaries;
- conception, design and creation of items of jewellery, gold jewellery, watches, perfumes, silk and leather accessories and porcelain, silver and crystal items.

In particular, it has business relations, governed by special contracts concerning the use of the BVLGARI trademark, with the various subsidiaries that produce and distribute BVLGARI products.

The Parent Company also has business relations, again governed by special contracts between the parties, relating to the provision of technical, commercial, financial and IT services to its subsidiaries.

The Parent Company also carries out a financial activity in terms of the provision of centralised treasury management for Group companies, for which it is paid at market rates.

As at 31 December 2002, there were 8 companies owned directly (4 of which are based abroad), and 31 companies owned indirectly, all based abroad.

Subsidiaries

Company owned directly

Bulgari Gioielli S.p.A.
based in Rome, is wholly owned and has an authorised capital of 2.6 million euros. Its business is the production of classic and precious mid-range/top-of-the-range jewellery and gold jewellery.

Bulgari Italia S.p.A.
based in Rome, is wholly owned and has an authorised capital of 12.0 million euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its own exclusive shops.

Bulgari Parfums Italia S.p.A.
based in Rome, is wholly owned and has an authorised capital of 1.0 million euros. Its business is the distribution and marketing of BVLGARI perfumes in Italy.

Bulgari Portugal Acessorios de Luxo Lda
based in Funchal (Madeira), is wholly owned and has an authorised capital of 0.05 million euros. The company business is the promotion of the trademark in the accessories sector.

Bulgari Netherlands B.V.
based in Amsterdam, is a wholly owned sub-holding company with an authorised capital of 9.9 million euros. The company has equity interests in Bulgari Corporation of America Inc. (100%) and Bulgari U.K. Ltd (100%).

Bulgari International Corporation (BIC) NV
based in Amsterdam, is a wholly owned sub-holding company with an authorised capital of 18.3 million euros. The company holds equity interests in Bulgari Collection Internationale S.A., Bulgari Time (Switzerland) S.A., Bulgari S.A., Bulgari Jewels S.A., Bulgari France S.A., Bulgari (Deutschland) Gmbh, Bulgari Japan Ltd, Bulgari Espana S.A., Bulgari Parfums S.A., Bulgari Asia Ltd, Bulgari Latin America Services N.V., Bulgari Latin America N.V., Bulgari Belgium S.A., Bulgari Australia Pty Ltd, Bulgari (Malaysia) Sdn, Bulgari Global Operations S.A., Bulgari Korea Ltd, Bulgari Operational Services A.p.S., Opera Management S.A., Opera Participations S.c.a., Daniel Roth et Gérard Genta Haute Horlogerie S.A. and LuxLook Ltd.

Bulgari (Luxembourg) S.A.
based in Luxembourg, is a wholly owned sub-holding company with an authorised capital of 100,000 euros. It holds 65% of the equity interest in Bulgari Hotels & Resorts B.V.

Bulgari Milan Hotel Leasing Company S.r.l.
based in Rome, is 3.25% owned and has an authorised capital of 10,000 euros. The company is also owned indirectly by Bulgari Hotels & Resorts B.V. which holds a 95% stake; the remaining 1.75% is held by Luxury Hotels International B.V., a Marriott Group company.
Its business will be the management of exclusive BVLGARI hotels, resorts and residences in Italy.

Company owned indirectly

Bulgari Collection Internationale S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 3 million Swiss francs. The company engages in the production of high quality jewellery.

Bulgari Time (Switzerland) S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V and has an authorised capital of 1 million Swiss francs. Its business is the production of watches and accessories.

Bulgari S.A.
based in Geneva, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 600,000 Swiss francs. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive shops in Geneva, Zurich and St. Moritz.

Bulgari Jewels S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 5 million Swiss francs. Its business is the production of "basic" jewellery and gold jewellery.

Bulgari France S.A.
based in Paris, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 762,000 euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive shops. The company holds a 100% stake in Bulgari Montecarlo S.A.M.

Bulgari (Deutschland) GmbH
based in Monaco, is wholly owned by Bulgari International Corporation N.V and has an authorised capital of 2.6 million euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive shops.

Bulgari Japan Ltd.
based in Tokyo, is 80% owned by Bulgari International Corporation N.V and has an authorised capital of 400 million yen. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive shops. The remaining 20% of the authorised capital is held by the AOI and Itochu Groups.

Bulgari Espana S.A. Unipersonal
based in Madrid, is wholly owned by Bulgari International Corporation N.V and has an authorised capital of 2.9 million euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive shops.

Bulgari Parfums S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1 million Swiss francs. Its business is the production, distribution and marketing of BVLGARI perfumes throughout the world.

Bulgari Asia Ltd.
based in Hong Kong, is a sub-holding company wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 12.1 million Hong Kong dollars. It own equity interests in Bulgari South Asian Operations Pte Ltd, Bulgari (Hong Kong) Ltd, Century Bright (Wholesale) Ltd, and Bulgari (Taiwan) Ltd.

Bulgari Belgium S.A.
based in Brussels, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1.6 million euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive shop.

Bulgari Australia Pty Ltd.
based in Sydney, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1.2

million Australian dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive shops.

Bulgari Latin America N. V.
based in Aruba (Netherlands Antilles), is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 6,000 US dollars. Its business is the distribution of BVLGARI products in Latin America and the Caribbean.

Bulgari Latin America Services N. V.
based in Aruba (Netherlands Antilles), is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 6,000 US dollars. It provides logistical support and services, on behalf of Bulgari Latin America N.V., to retailers and franchisees in Latin America and the Caribbean.

Bulgari (Malaysia) Sdn Bhd
based in Kuala Lumpur, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1 million Malaysian ringgit. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive shop.

Bulgari Global Operations S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1 million Swiss francs. Its business is the development, production, promotion and marketing of BVLGARI products throughout the world.

Bulgari Operational Services A.p.S.
based in Copenhagen, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 500,000 Danish kroner. Its business is to buy and lease aircraft and to provide auxiliary services related to this activity.

Bulgari Korea Ltd
based in Seoul, is 51% owned by Bulgari International Corporation N.V. and has an authorised capital of 4,500 million Korean won. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive shops. The remaining 49% of the authorised capital is owned by the Itochu Group.

Opera Management S.A.
based in Luxembourg, is 50% owned by Bulgari International Corporation N.V. and has an authorised capital of 100,000 euros. The company holds 21.45% of the equity interest in Opera Participations S.c.A.

Opera Participations S.c.A.
based in Luxembourg, is currently 21.45% owned by Opera Management S.A. and 11.73% (of class A shares) owned by Bulgari International Corporation N.V., and has an authorised capital of 1.2 million euros. The company's main activity is to invest in companies producing "made in Italy" goods and services that are typical of the Italian lifestyle.

Daniel Roth et Gérald Genta Haute Horlogerie S.A.
based in Geneva, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 7.1 million Swiss francs. Its business is the production and distribution of watches under the Daniel Roth and Gérald Genta brand name.

LuxLook Ltd.
based in New York, is 2% owned by Bulgari International Corporation N.V. Actually, the company is in liquidation.
Bulgari Corporation of America Inc.

based in New York, is wholly owned by Bulgari Netherlands B.V. and has an authorised capital of 53.8 million US dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive shops. It also sells articles of jewellery and watches in the United States to franchisee of the BVLGARI trademark.

Bulgari (UK) Ltd.
based in London, is wholly owned by Bulgari Netherlands B.V. and has an authorised capital of 1.5 million pounds sterling. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive shops.

Bulgari Montecarlo S.A.M.
based in Montecarlo, is wholly owned by Bulgari France S.A. and has an authorised capital of 762,000 euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive shop.

Bulgari Parfums USA Inc.
based in New York, is wholly owned by Bulgari Corporation of America Inc. and has an authorised capital of 100,000 US dollars. Its business is the distribution and marketing of Bulgari perfumes in the United States.

Bulgari South Asian Operations Pte Ltd.
based in Singapore, is wholly owned by Bulgari Asia Ltd and has an authorised capital of 1 million Singapore dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive shops and distribution to local franchisees.

Bulgari (Hong Kong) Ltd.
based in Hong Kong, is 51% owned by Bulgari Asia Ltd and has an authorised capital of 1 million Hong Kong dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive shops in Hong Kong. The remaining 49% of the authorised capital is owned by Dickson Concepts (Retail) Ltd.

Century Bright (Wholesale) Ltd.
based in Hong Kong, is 51% owned by Bulgari Asia Ltd and has an authorised capital of 100 Hong Kong dollars. The company is currently in liquidation.

Bulgari (Taiwan) Ltd.
based in Taipei, is 51% owned by Bulgari Asia Ltd and has an authorised capital of 9.8 million Taiwan dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through exclusive shops. The remaining 49% of the authorised capital is owned by Dickson Trading (Taiwan) Co. Ltd.

Bulgari Hotel & Resorts B.V.
based in Amsterdam, is a sub-holding company, 65% owned by Bulgari (Luxembourg) S.A.. It has an authorised capital of 90,000 euros and holds 95% of the authorised capital of Bulgari Milan Hotel Leasing Company S.r.l. Its business is the takeover of companies active in the hotel industry. The remaining 35% of the authorised capital is owned by the Marriott Group.

Significant events
The Annual and Extraordinary General Meeting of Shareholders held on 29 April 2002 approved the financial statements for the year ended on 31 December 2001, showing a net income of 35.7 million euros, and decided upon the distribution of a dividend per share of 0.062 euros making a total of 18.3 million euros.
The Annual General Meeting decided to authorise the operations for the purchase and sale of treasury stocks, including using put and call options, in a total amount not exceeding 20,000,000, equivalent to approximately

7% of the authorised capital, in accordance with Article 132 of Consolidation Act no. 58 of 20.02.1998 and with the procedures and time schedules laid down in the Regulation for Markets Organised and Managed by Borsa Italiana S.p.A..
The Annual General Meeting also decided upon the appointment of the Statutory Auditors for the three-year period 2002-2004, confirming Prof. Resta in the position of Chairman of the Statutory Auditors, Dott. De Magistris and Dott.ssa Libori as regular auditors and Dott. De Paolo and Dott. Sabatini as acting auditors.
Information was also given in the same meeting on compliance with the recommendations contained in the Self-discipline Code for Listed Companies, as required by the Regulations of Borsa Italiana S.p.A.
In relation to the extraordinary discussions, the Meeting approved, within the framework of the stock option plans, a divisible capital increase by issuing a maximum of 1,800,000 new shares each with a face value of 0.07 euros, reserved, in accordance with Art. 2441, subsection 5 of the Civil Code, for the Chief Executive Officer, Dott. Francesco Trapani, at a price for allocation of the subscription right above a minimum of 7.5 euros, taking into account the normal value of the shares at the time of issuing the corresponding rights, taken for the purposes of the tax treatment of these options.
In relation to the stock option plans, we point out that, during the 2002 financial year, share options were exercised on a total of 64,000 shares, with ownership from 1 January 2002, with a consequent increase of 4,000 euros in the authorised capital.
On 31 December 2002, the authorised capital therefore consisted of 295,994,920 shares each with a face value of 0.07 euros making an overall value of 20.7 million euros.
The Annual General Meeting of Shareholders held on 30 September 2002 decided to approve the Board of Director's proposal to revoke, with good reason, the appointment of the company Arthur Andersen S.p.A. to audit and certify the financial statements and the Group's consolidated financial statements. The Meeting also approved the Board's proposal to confer the following tasks upon the company Reconta Ernst & Young S.p.A., for the years 2002, 2003 and 2004:
• the task of auditing the financial statements of Bulgari S.p.A. and the consolidated financial statements of the Bulgari Group;
• the task of checking, during the financial year, that the books are being kept properly and that management details are entered correctly in the accounting records;
• the task of limited auditing of the consolidated half-yearly report of Bulgari S.p.A. and its subsidiaries as from the 2003 financial year.
The Company's Board of Directors, in a meeting held on 14 November 2002, approved the "Insider Dealing" Code of Conduct drawn up in accordance with the regulations introduced by Borsa Italiana S.p.A..
During the year, a total of 580,313 treasury stocks were purchased corresponding to 41,000 euros of the capital share, within the limits and according to the purposes specified by the decisions taken in the meeting of 29 April 2002 at an average purchase price of 6.47 euros. The write-down of the value of treasury stock holdings made at the end of the year was charged to the income statement as shown subsequently in the accompanying notes to which reference can be made.
It is recalled that, following the revision of the MIB30 index carried out by Borsa Italiana S.p.A., with effect from 23 September 2002, the Bulgari security is no longer included in the basket.

Capital transactions in relation to subsidiaries

As stated previously, Bulgari Milan Hotel Leasing Company S.r.l. was set up on 15 February 2002.
In accordance with the agreements assumed with the Marriott Group, two loans each for 175,000 euros and two capital contributions of 16,000 euros were made by the Company in favour of Bulgari Milan Hotel Leasing Company S.r.l..
Still in relation to the agreements signed with the Marriott Group, and concomitant with the loans to Bulgari Milan Hotel Leasing Company S.r.l., two capital contributions were made in favour of Bulgari (Luxembourg) S.A. each

for 0.3 million euros.

In addition to the information given previously in relation to financial investments, during the 2002 financial year, in the light of the period loss recorded by Bulgari Netherlands B.V. as at 30 September 2002, amounting to 19.9 million euros, an entry was made in relation to the loss on investments in the aforementioned amount and a payment of 18 million euros was made to partly hedge this period loss.
At the time of assessing this investment on 31 December 2002 and taking into consideration the period loss recorded for the entire financial year by the Dutch company, a write-down of 9.1 million euros, for losses of a lasting value, was made. These losses mainly arise from the negative result recorded by its subsidiary companies and, in particular, by Bulgari Corporation of America Inc.

Events subsequents to 31 December 2002 and outlook for 2003
As stated previously, 50% of the shareholding in Crova S.p.A. was bought by the Company on 20 February 2002 in an amount of 8 million euros.

The Board of Directors of Bulgari S.p.A., meeting on 7 March 2002, discussed the proposed divisible increase in authorised capital to raise funds for a new stock option plan reserved for employees and the proposed change to the minimum exercise price in relation to the subscription right for share options, approved by the Extraordinary General Meeting on 29 April 2002, with regard to the stock option plan reserved for the Chief Executive Officer for the third-year period 2002-2004. These board proposals will be submitted for the approval of the Extraordinary General Meeting to be held on 29 April 2003.

Although conditions remain very uncertain, the results expected for 2003 and the expected trend of sales of BVLGARI products are such that we can also anticipate a positive result for the current financial year.

Bulgari S.p.A.
Chairman of the Board Directors

Paolo Bulgari

Approval of the financial statements as at 31 December 2002 and allocation of net income

Dear Shareholders,

On 29 April 2003, the Annual General Meeting of Shareholders (AGM) met and approved both the proposed financial statements of Bulgari S.p.A., as previously deliberated by the Board of Directors and certified by the company Reconta Ernst & Young S.p.A., and also the respective proposal for allocation of the 2002 net income of 22,138,719.47 euros.

At the same meeting, the Group's consolidated financial statements for the 2002 financial year, also certified by the company Reconta Ernst & Young S.p.A. were presented to the Shareholders.

The AGM also decided to distribute a dividend of 0.074 euros per share and to allocate the remainder to retained earnings. The dividend may be paid, in accordance with the Regulations for Markets Organised and Managed by Borsa Italiana S.p.A, as from 22 May 2003, by detachment of coupon no. 9 on 19 May 2003.



Bulgari S.p.A. and Subsidiaries

Consolidated financial statements
as at 31 December 2002 and at 31 December 2001
(in thousands of euros)

Bulgari S.p.A. and Subsidiaries

Consolidated Balance Sheet
as at 31 December 2002 and 31 December 2001
(in thousands of euros)

Assets		31/12/2002	31/12/2001
A.	Receivables from shareholders for unpaid amounts	–	–
B.	Long-term assets		
I	Intangible assets:		
1)	Organisation and start-up costs	1,434	1,124
2)	Research, development and adversiting costs	1,207	1,412
3)	Industrial patents and intellectual property rights	5,979	8,509
4)	Concessions, licences, trademarks and similar rights	477	502
5)	Goodwill	7,774	9,929
6)	Construction in progress and advance payments	5,800	3,939
7)	Other intangible assets	7,265	8,539
8)	Difference on consolidation	28,740	30,413
Total intangible assets		**58,676**	**64,367**
II	Tangible assets:		
1)	Land and buildings	6,126	6,299
2)	Plant and machinery	1,827	2,178
3)	Industrial and commercial equipment	3,553	3,507
4)	Other tangible assets	68,268	81,200
5)	Construction in progress and advance payments	7,808	2,989
Total tangible assets		**87,852**	**96,173**
III	Financial assets		
1)	Investments in:		
	a) Subsidiaries	1,289	100
	d) Other companies	12,104	10,410
2)	Receivables:		
	d) other receivables		
	due within one year	170	89
	due after one year	13,045	13,142
Total financial investments		**26,608**	**23,741**
Total assets (B)		**172,866**	**184,281**
C.	Current assets		
I	Inventory:		
1)	Raw materials parts and supplies	24,659	22,821
2)	Work in progress and semi-finished goods	139,250	137,134
4)	Finished products and packaging	313,545	387,573
Total inventory		**477,454**	**547,528**
II	Receivables:		
1)	trade receivables		
	due within one year	142,990	123,870
5)	other receivables		
	due within one year	44,866	51,379
	due after one year	36,934	42,651
Total receivables		**224,790**	**217,900**
III	Financial assets not included in long-term assets		
5)	Treasury stock	2,623	–
Total receivables		**2,623**	**–**
IV	Cash and bank balances		
1)	Bank and post office deposits	47,861	44,923
2)	Cheques on hand	145	28
3)	Cash and valuable on hand	856	2,960
Total cash and bank balance		**48,862**	**47,911**
Total current assets (C)		**753,729**	**813,339**
D.	**Accrued income and prepaid expenses**	**4,593**	**5,538**
Total assets (A+B+C+D)		**931,188**	**1,003,158**

Laibilities		31/12/2002	31/12/2001
A.	Shareholders' equity		
I	Authorised Capital	20,720	20,715
II	Share premium reserve	110,317	112,765
IV	Legal reserve	5,762	5,762
V	Reserve for own shares in portfolio	2,623	–
VI	Reserves required by law		
VII	Other reserves	31,228	15,128
	– other reserves	2,106	2,106
	– reserve for translation differences	29,122	13,022
VIII	Retained earnings	291,774	241,956
IX	Income (loss) for the year	76,127	68,165
Group shareholders' equity		538,551	464,491
Minority interests		9,577	10,607
Total shareholders' equity (A)		**548,128**	**475,098**
B.	Reserves for risk and charges		
2)	For taxes	13,263	10,266
3)	Other reserves	7,389	203
Total reserves for risks and charges (B)		**20,652**	**10,469**
C	**Reserve for employee severance pay**	**8,877**	**7,673**
D.	Payables		
1)	Bonds		
	due within one year	100,000	–
	due after one year	–	100,000
3)	Bank overdraft and borrowings		
	due within one year	10,475	188,655
	due after one year	70,792	36,144
4)	Payables to other lenders (Amount payables to other entries)		
	due within one year	1,514	1,070
	due after one year	5,392	6,417
5)	Advance payments		
	due within one year	2,409	3,326
6)	Trade payables		
	due within one year	118,017	118,879
11)	Taxes payables	24,234	32,645
12)	Payable to social security institutions	2,662	5,159
13)	Other payables		
	due within one year	13,304	12,992
	due after one year	3,098	3,035
Total payables(D)		**351,897**	**508,322**
E.	**Accrued liabilities and deferred income**	**1,634**	**1,596**
Total liabilities and shareholder's equity (A+B+C+D+E)		**931,188**	**1,003,158**

Contingent liabilities and guarantees		
Rental and lease fees due	**197,686**	**201,471**
Guarantees issued	4,500	–
Guarantees received:		
Rental and lease fees due	18,604	16,476
Other:		
Factoring	14,979	8,033
Futures contracts	200,457	171,537
Rental and lease payments	50,294	35,017
Total contingent liabilities and guarantees	**486,520**	**432,534**

Bulgari S.p.A. and Subsidiaries

Consolidated Statement of Income
as at 31 December 2002 and 31 December 2001
(in thousands of euros)

		31/12/2002	31/12/2001
A.	**Revenues**		
1)	**Revenues from sales and services**	**773,643**	**766,104**
	Gross sales	*833,066*	*811,900*
	Discounts and allowances	*(73,798)*	*(63,290)*
	Net sales	*759,268*	*748,610*
	Services rendered	*6,301*	*7,549*
	Royalties	*8,074*	*9,945*
2)	Change in the inventory of work in progress, semi-finished and finished goods	(55,648)	87,691
4)	Increases in capitalised production costs	129	–
5)	Other revenues and income	8,614	10,305
Total revenues (A)		**726,738**	**864,100**
B.	**Production costs**		
6)	Raw materials, parts, supplies and other	190,636	267,782
7)	Services	196,952	264,340
8)	Rental and lease payments	39,389	36,452
9)	Personnel costs	125,229	120,192
	a) wages and salaries	*98,388*	*94,181*
	b) social security contributions	*18,843*	*17,216*
	c) employee severance pay	*2,469*	*2,564*
	e) other costs	*5,529*	*6,231*
10)	Amortisation, depreciation and write-downs		
	a) Amortisation of intangible assets:	12,587	12,530
	organisation and start-up costs	*431*	*305*
	research, development and advertising costs	*1,133*	*1,196*
	industrial patents and intellectual property rights	*6,872*	*6,893*
	concessions, licences, trademarks and similar rights	*211*	*265*
	goodwill	*943*	*969*
	other intangible assets	*1,324*	*979*
	on consolidation difference	*1,673*	*1,923*
	b) Depreciation of tangible assets	27,220	26,326
	buildings	*257*	*254*
	plant and machinery	*911*	*993*
	industrial and commercial equipment	*1,312*	*1,210*
	other tangible assets	*24,740*	*23,869*
	c) Other write-downs of long term assets	1,185	3,304
	d) Write-down of receivables included in current assets	559	2,525
11)	Change in the inventory of raw materials, parts, supplies and other	(1,594)	9,693
12)	Provisions for risks	7,229	–
14)	Other operating expenses	19,706	18,857
Total production costs (B)		**619,098**	**762,001**
Difference between revenues and production costs (A-B)		**107,640**	**102,099**

		31/12/2002	31/12/2001
C.	**Financial income and expenses**		
16)	Other financial income		
	interest income on bank deposits	*5,305*	*7,431*
	gains on foreign exchange	*45,091*	*41,612*
	other financial income	*2,020*	*3,016*
17)	Interest and other financial expenses		
	interest and financial expenses	*17,689*	*22,670*
	loss on foreign exchange	*43,441*	*32,470*
Total financial income and (expenses)		**(8,714)**	**(3,081)**
D,	Adjustments to financial assets		
19)	Write-downs		
	a) of investments	–	138
	c) of securities included in current assets that are not investments	1,135	–
Total adjustments to financial assets		**1,135**	**138**
E,	**Extraordinary income and expenses**		
20)	Extraordinary income	–	1,885
21)	Extraordinary expenses	6,341	12,216
Total extraordinary income and (expenses)		**(6,341)**	**(10,331)**
Income before taxes and minority interests		**91,450**	**88,549**
22)	Income taxes	14,056	16,586
Minority interests		**(1,267)**	**(3,798)**
23)	**Net income for the year**	**76,127**	**68,165**

Bulgari S.p.A. and Subsidiaries

Consolidated cash-flow statement
as at 31 December 2002 and 31 December 2001
(in thousands of euros)

	31/12/2002	31/12/2001
A. Initial short-term net cash (indebtedness)	**(141,724)**	**(79,778)**
B. Cash flow from (to) operating activities		
Net income for the year	76,127	68,165
Amortisation and depreciation	39,809	38,856
Net book value of fixed assets sold during the year	83	388
Net change in the reserve for employee severance pay	1,204	1,639
Other net changes	6,933	809
Cash flow from operating activities before changes in working capital	124,156	109,857
(Increase) Decrease in receivables	(11,671)	(8,985)
(Increase) Decrease in the inventory	70,074	(100,542)
Increase (Decrease) in trade payables and other payables	(12,376)	(17,986)
Other net changes	10,183	(4,351)
B. Total cash flow from operating activities	**180,366**	**(22,007)**
C. Cash flow from (to) investment activities		
Long term assets investments:		
Intangible and tangible investments	(32,541)	(48,825)
Financial investments	(2,883)	(9,672)
C. Total cash flow to investment activities	**(35,424)**	**(58,497)**
D. Cash flow generated by shareholders' equity		
Change in minority interests	(1,031)	1,038
Dividends paid	(18,347)	(25,170)
Increase in authorised capital	180	16,021
D. Total cash flow generated by shareholders' equity	**(19,198)**	**(8,111)**
E. Cash flow from (to) financial activities		
Net change in medium/long-term borrowings	(66,313)	24,705
Other changes in medium/long-term receivables	5,860	(8,073)
E. Total cash flow to financial activities	**(60,453)**	**16,632**
F. Cash flow for the year (B+C+D+E)	**65,292**	**(71,983)**
G. Change in shareholders' equity due to foreign exchange conversion	**16,100**	**10,037**
H. Final short-term net cash (indebtedness)at the end of the year (A+F+G)	**(60,332)**	**(141,724)**

Bulgari S.p.A. and Subsidiaries

Notes to the Consolidated Financial Statements
as at 31 December 2002

Notes to the Consolidated financial statements
as at 31 December 2002

General accounting principles

The Consolidated Financial Statements of Bulgari S.p.A. have been prepared in accordance with Legislative Decree no. 127 of 9 April 1991 and the accounting principles drawn up by the National Association of Professional Accountants and the National Association of Accountants and, where not specified by them, by those of the International Accounting Standards Committee (IASC). They consist of the balance sheet, the income statement and these accompanying notes. For the purposes of providing a better informative report, a cash-flow statement has also been included.

In order to show the Group's assets and liabilities, financial situation and results as clearly as possible, the amounts, in view of their size, have been expressed in thousands of euros, unless otherwise indicated, and zero balances have been omitted.

The consolidated financial statements as at 31 December 2001 are presented for purposes of comparison.

The consolidated financial statements have been audited by Reconta Ernst & Young, which is responsible for auditing the Parent Company's financial statements and the consolidated financial statements, for the year-three period 2002-2004, according to legal provisions.

Scope of consolidation and reference financial statements

The consolidated financial statements include, fully consolidate the statements of the Parent Company, Bulgari S.p.A., as at 31 December 2002, and the financial statements of those companies over which it exercises direct or indirect control as defined by the Italian Civil Code and by Article 26 of Legislative Decree no. 127 of 9 April 1991, with the exception of Bulgari Hotels and Resorts B.V. and Bulgari Reinsurance Company Ltd., both valued at cost, as they are not yet operative.

The fully consolidated companies are clearly indicated in Table 1 "Fully Consolidated Subsidiaries", which forms part of the accompanying notes. Table 5 shows the changes on consolidation. In particular, compared with 31 December 2001, the following companies were included on consolidation for the first time: Bulgari Saint Barth S.a.S., a newly set-up company, and Bulgari (Luxembourg) S.A., following the start of the company's operations; theses companies entered into the scope of consolidation according to the full consolidation method on 30 June 2002. Two companies have left the scope of consolidation: Bulgari Collection Internationale B.V., taken over by Bulgari International Corporation (BIC) N.V., and Century Bright (Wholesale) Ltd., which is in liquidation.

The reference date for the consolidated financial statements is 31 December, which is also the reference date for the Parent Company, Bulgari S.p.A. and all the consolidated subsidiaries.

The financial statements prepared by the Directors for approval by the General Meetings of the individual companies have been used as the basis of the consolidation. These financial statements have all been fully certified by Reconta Ernst & Young, except for the financial statements of the following companies: Bulgari Italia S.p.A., Bulgari Gioielli S.p.A. and Bulgari Parfums Italia S.p.A., which were audited and certified by Deloitte & Touche Italia S.p.A. and the financial statements of Bulgari Korea Ltd. and Opera Management S.A., which were certified respectively by Samil Accounting Corporation and by Fiduciarie Grande-Ducale S.A. In addition, the financial statements of Bulgari Portugal Acessorios de Luxo Lda., Bulgari Parfums USA Inc., Bulgari Latin America N.V., Bulgari Latin America Service N.V. and Bulgari Operational Services Aps., in view of their limited size, underwent a limited review by Reconta Ernst & Young.

In some financial statements, a number of changes were made to reflect the reference accounting principles applied by the Parent Company.

Principles of consolidation

The technical principles of consolidation used in the full consolidation method are as follows:

- the book value of investments in consolidated subsidiaries is offset against the corresponding shareholders' equity. Any excess in the book value of the consolidated subsidiaries with respect to the corresponding share of the shareholders' equity held in the same, at the market value as of the acquisition date, is directly charged by increasing the current value of the individual asset items to which this excess relates. Any difference generated after the acquisition, which cannot be charged to net income for that year, is charged to the consolidation reserve to which the changes correspond;

• the part of net income or losses and shareholders' equity corresponding to minority interests is shown under the appropriate item in the income statement and shareholders' equity;

• profits and losses not yet realised arising from transactions between Group Companies are written off, as are all transactions giving rise to receivables, payables, costs and revenues between consolidated companies;

• any dividends distributed within the Group are eliminated from the consolidated income statement;

• value adjustments and provisions made solely to comply with tax rules are written off. Deferred and/or prepaid tax are calculated on the temporary differences between the taxable income taken for tax purposes and the result used for the consolidation of the businesses included within the scope of consolidation;

• when converting the financial statements of foreign companies into euros, assets and liabilities are converted at the exchange rate in force at year-end, shareholders' equity at historical exchange rates in force in the corresponding year of formation and income statement items at the average exchange rate for the year. Differences arising from the conversion of the initial shareholders' equity at the exchange rate in effect as at year-end, as compared to the exchange rates in effect as at the end of the previous year, and differences arising from conversion of the operating result at average rates rather than year-end exchange rates, are charged directly to consolidated shareholders' equity in other reserves under the item "reserve for translation differences".

Conversion of amounts in the currencies of those countries in which the euro is used was made using the fixed conversion rates.

The euro exchange rates for those countries not using the euro are shown below:

	31/12/2002		31/12/2001	
Currency	Income Statement	Balance Sheet	Income Statement	Balance Sheet
US $	0.94490000	1.04870000	0.89550000	0.88130000
YEN	118.05622782	124.39002243	108.71999600	115.33001106
SwFr	1.46709999	1.45240000	1.51040000	1.48289999
Lgs	0.62870000	0.65050000	0.62180000	0.60850000
Sing $	1.69029999	1.81990000	1.60410000	1.63060000
HK $	7.36939986	8.17810005	6.98450007	6.87230009
AUD	1.73669999	1.85559999	1.73199999	1.72800001
MYR	3.59349998	3.98799995	3.40449998	3.38119997
DKK	7.43049975	7.42880015	7.44930006	7.43650010
TWD	32.63789593	36.39900296	30.23000195	31.09000307
KRW	1,175.47489186	1,243.76562481	1,154.82775744	1,161.54811132

Accounting principles

The accounting principles adopted in the consolidated financial statements are those established by the Parent Company, as previously described, and applied in its own financial statements where applicable. These accounting principles were used in the 2002 financial year in a manner consistent with their use in the 2001 financial year.

Intangible assets

Intangible assets are stated at the cost of acquisition, including incidental expenses, and are systematically amortised over their expcted useful lives up to a maximum period of five years from the date of their capitalisation, with the exception of the costs relating to the procurement of the shop lease agreement, which are amortised for the duration of the lease.

Goodwill arising from the purchase of a company or branch of a company is entered in the assets when a sum is paid for such acquisition and is amortised on a straight-line basis over the expected period of use, and in any case, over a maximum of 20 years. If the consolidation of companies acquired during the year shows a positive difference between the value of the investment and the value of the shareholders' equity, this value is considered a consolidation difference.

On the basis of the expected future profitability specified in the plans of these companies, the consolidation difference is amortised on a straight-line basis and, in any case, over a period of no more than 20 years.
Intangible assets are written down when their value is permanently less than the remaining possibility of use. If, in subsequent years, the basis for the write-down is no longer applicable, the original value is reinstated, less accumulated amortisation.

Tangible assets
Tangible assets are entered at the cost of acquisition or transfer value, including any directly attributable incidental expenses.
These assets are systematically depreciated each year on a straight-line basis using economic and technical rates determined in relation to the estimated useful life of the assets. The rates applied are shown in the section corresponding to the comments on the assets.
Where, irrespective of depreciation already recorded, an asset suffers a permanent impairment of value, the asset is devalued accordingly. If, in a subsequent year, the basis for the write-down is no longer applicable, the original value is reinstated, less accumulated depreciation.
Improvements to leased premises are recorded at cost and depreciated over the remaining life of the lease. Ordinary repair and maintenance costs are charged fully to the income statement when incurred; those of an improvement nature are charged to the assets to which they relate and are depreciated according to their remaining useful life.

Financial investments
Investments in companies that are not consolidated are valued according to the equity method, if these are not subsidiaries but the holding is more than 20%; on the other hand, they are valued at cost, if the holding is less than 20% or if it is more than this percentage, but the company was recently founded. Any risk arising from losses in excess of the shareholders' equity (equity deficit) of the associated companies is shown in the equity section of the balance sheet under the item "Reserves for risks and charges".
Financial investments include security deposits, which are valued at their face value, and financial receivables, which are recorded at their net realisation value.

Inventories
Inventories are entered at the lower of purchase or production cost or, if less, their net realisable value as estimated according to market conditions.
The adopted cost configuration is as follows:
a. stocks of finished goods, consisting of single pieces, are valued on the basis of the specific identification of the cost;
b. all other stocks, grouped together in homogeneous categories, are valued on the basis of the weighted average cost.
The value of obsolete and slow-moving items is devalued on the basis of the expected future use/realisation value, by creating a appropriated adjustment reserve to reduce the value of the inventories.

Receivables and payables
Receivables are entered at their estimated realisable value whereas payables are entered at their face value.
Foreign currency transactions carried out by Group companies are recorded at the exchange rate on the date on which the transactions took place. Exchange rate differences realised when receivables are collected or payables are paid in a foreign currency are entered on the income statement.
If, after taking account of the respective hedging agreements, a net profit or loss arises at the end of the year following the conversion, at the rates in force on the balance-sheet date, of receivables and payables expressed in foreign currency and falling due within one year, this is reflected in the income statement for the year.
Receivables and payables expressed in foreign currency and specifically hedged against exchange risk are entered at the rate of exchange defined through hedging transactions.
Receivables sold to factoring companies are eliminated from the "trade receivables" item. In the case of a sale with

recourse, the commitment relating to those receivables sold but not due at the end of the year is included amongst contingent liabilities.

Financial assets not included in long-term assets
The securities that form part of the financial assets not included in long-term assets are entered at the lower of the purchase cost and the realisation value inferable from the market trend.

Accrued income and prepaid expenses
In accordance with the principle of accruals accounting, portions of costs and revenues common to two or more financial years are recorded under these items.

Reserves for risks and charges
Reserves for risks and charges are set aside to hedge against certain or probable losses or liabilities, the amount and date of occurrence of which cannot be determined at the end of the year. Such provisions reflect a realistic estimate of the expenses that will be incurred on the basis of available information.

Reserve for employee severance pay
The reserve for employee severance pay reflects accrued indemnities due to employees in accordance with current legislation, collective labour agreements and the additional company agreements drawn up by Group companies. The amount shown in the financial statements reflects the amount due to employees net of any advances paid to them.

Contingent liabilities and guarantees
Guarantees and other securities issued to third parties and commitments assumed towards third parties are shown in "contingent liabilities" in the amount corresponding to the commitments assumed by the Group on the balance-sheet date.
Contingent liabilities and guarantees in foreign currency are shown in their euro equivalent at the exchange rate in force on the year-end date.
Commitments relating to derivatives contracts, which do not involve an exchange of assets, are shown at the face value of the reference capital.
The corresponding income and charges (discounts or premiums) relating to derivatives contracts are reflected, on an accrual basis, in the income statement for the year.

Costs and revenues
Costs and revenues are reflected in the income statement in accordance with the principle of accruals accounting.

Income taxes
Provisions for current income taxes are made on the basis of the estimated tax liability for the year.
Provisions are also made for deferred taxes, both those payable and receivable, relating to the temporary differences between the taxable profits and the results taken from the financial statements of the companies used for consolidation purposes, which can be expected to be written off in future years, and also for deferred taxes receivable related to prior tax losses, as long as there is reasonable certainty that they will be recovered. This provision is calculated on the basis of the expected tax charges in the year when the differences will be written off, and is reviewed each year in the light of new events or more reliable projections.
Any tax liability on the distribution of dividends by foreign subsidiaries is entered at the time these are distributed.

Other information
In order to make some of the data in the 2001 income statement comparable to the corresponding data given in the 2002 income statement, we should point out that a reclassification was made of some revenues by geographical area compared with the 2001 financial year (from Japan to Far East, following the takeover of a franchisee in Korea).

Notes to the balance sheet

Assets

Long-term assets

For the two types of long-term assets (intangible and tangible), the following statements have been prepared and indicate, for each item, the opening balances, changes during the period, and closing balances.

Intangible assets

Net balance as at 31 December 2002: 58,676,000 euros
Net balance as at 31 December 2001: 64,367,000 euros

The composition of intangible assets and the corresponding changes as at 31 December 2002 are as follows:

Description	Historical costs as at 31/12/2001	Amortisation fund	Net value as at 31/12/2001	Increases	Amortisation	Other net changes	Historical cost as at 31/12/2002	Amortisation fund	Net value as at 31/12/2002
Organisation and start-up costs	2,718	1,594	1,124	737	431	4	3,488	2,054	1,434
Research, development and advertising costs	6,352	4,940	1,412	894	1,133	34	7,380	6,173	1,207
Industrial patents and intellectual property rights	25,357	16,848	8,509	4,214	6,872	128	29,446	23,467	5,979
Concessions, trademarks and licences	1,779	1,277	502	178	211	8	1,994	1,517	477
Goodwill	12,094	2,165	9,929	–	943	(1,212)	10,736	2,962	7,774
Assets in progress and advance payments	3,939	–	3,939	2,562	–	(701)	5,800	–	5,800
Other:	12,581	4,042	8,539	–	1,324	50	12,555	5,290	7,265
Deferred charges to be amortised	12,581	4,042	8,539	–	1,324	50	12,555	5,290	7,265
Difference on Consolidation	34,732	4,319	30,413	–	1,673	–	33,464	4,724	28,740
Total	99,552	35,185	64,367	8,585	12,587	(1,689)	104,863	46,187	58,676

The largest increases are referred to the following items:

- "organisation and start-up costs" corresponds to the expenses incurred by the Parent Company (708,000 euros) for capital increase operations and costs associated with the "Bulgari Hotels & Resorts" project in relation to consultancy for the development of the "Brand Standards" project;
- "research, development and advertising costs" includes development expenses corresponding mainly to Bulgari Parfums S.A. (516,000 euros), Bulgari Global Operations S.A. (200,000 euros) and Bulgari Gioielli S.p.A. (129,000 euros);
- "industrial patents and intellectual property rights" mainly corresponds to the purchase of application software licenses for managing various corporate activities principally made by Bulgari S.p.A. (1,497,000 euros), Bulgari Global Operations S.A. (1,056,000 euros) and Bulgari Time S.A. (970,000 euros);
- "assets in progress and advance payments" principally includes costs incurred by Bulgari S.p.A. (2,363,000 euros) for additional costs related to the development of application software for procedures which, as at 31 December 2002, were still at the implementation phase.

The net balance of intangible assets also includes the following items:

- "goodwill" mainly refers to the acquisition by the franchisee Yoshida U.S.A. Inc. of the Waikiki shop in Honolulu;
- "consolidation difference" refers to the acquisition of the following companies: Bulgari (Hong Kong) Ltd., Bulgari (Taiwan) Ltd., Daniel Roth et Gérald Genta Haute Horlogerie S.A. and to the purchase of an additional 49% in Bulgari South Asian Operations Pte Ltd.. The consolidation difference relating to Bulgari (Hong Kong) Ltd., the company that has taken over the business of Century Bright (Wholesale) Ltd., currently in liquidation, includes the portion previously corresponding to this latter company. This transfer is justified by the fact that the

expected returns from the consolidation difference are now those of Bulgari (Hong Kong) Ltd. in the light of the assets transferred. The decrease in the historical cost of the "consolidation difference" item, amounting to 1,268,000 euros, relates to the consolidation difference corresponding to the takeover of Bulgari South Asian Operations Pte Ltd., which is completely amortised;

• "deferred charges" primarily consists of the costs incurred by the following companies in taking of leases:

– Bulgari France S.A.: 2,419,000 euros (3,217,000 euros as at 31 December 2001) mainly corresponding to the new shop on Avenue Montaigne;

– Bulgari Corporation of America Inc.: 2,019,000 euros (2,594,000 euros as at 31 December 2001) mainly related to the new Los Angeles shop;

– Bulgari (U.K.) Ltd.: 798,000 euros (896,000 euros as at 31 December 2001);

– Bulgari Italia S.p.A.: 636,000 euros (747,000 euros as at 31 December 2001), mainly related to the shops in Naples and Bologna;

– Bulgari S.p.A.: 502,000 euros relating to the General Management and administrative offices;

– Bulgari (Deutschland) GmbH: 485,000 euros (618,000 euros as at 31 December 2001), relating principally to the Berlin and Cologne shops;

– Bulgari Saint Barth S.a.s.: 276,000 euros (326,000 euros as at 31 December 2001) relating to the new shop in Saint Barthelemy - Caribbean.

The column "other net changes" mainly includes the net conversion differences due to fluctuations in the exchange rates of the balances shown.

Tangible assets

Net balance as at 31 December 2002: 87,582,000 euros

Net balance as at 31 December 2001: 96,173,000 euros

The breakdown of tangible assets and their movements is as follows::

Description	Historical costs as at 31/12/2001	Amortisation fund	Net value as at 31/12/2001	Purchases	Sales	Amortisation	Other net changes	Historical cost as at 31/12/2002	Amortisation fund	Net value as at 31/12/2002
Land and buildings	8,336	2,037	6,299	73	–	257	11	8,421	2,295	6,126
Plant and machinery	8,785	6,607	2,178	695	–	911	(135)	8,604	6,777	1,827
Industrial and commercial equipment	8,876	5,369	3,507	1,254	28	1,312	132	10,683	7,130	3,553
Other tangible assets including:	178,965	97,765	81,200	14,561	55	24,740	(2,698)	174,286	106,018	68,268
• furniture, office equipment and furnishing	65,804	41,548	24,256	7,061	34	12,796	(1,168)	59,236	41,917	17,319
• motor vehicles	589	331	258	–	21	114	(2)	532	411	121
• aircraft	5,550	719	4,831	40	–	509	5	5,597	1,230	4,367
• improvements to rented premises	107,022	55,167	51,855	7,460	–	11,321	(1,533)	108,921	62,460	46,461
Construction in progress and advanced payments	2,989	–	2,989	7,373	–	–	(2,554)	7,808	–	7,808
Total	207,951	111,778	96,173	23,956	83	27,220	(5,244)	209,802	122,220	87,582

The depreciation shown above was calculated on a straight-line basis, using rates that are considered to reflect the expected useful life of the assets.

The rates applied are shown below:

Category	%
Land and buildings	3
Plant and machinery	7.5–30
Industrial and commercial equipment	15–20
Furniture, office equipment and furnishings	12–20
Motor vehicles	25
Aircraft (engine and avionics)	33.33
Aircraft (other)	3.33

Improvements made to leased premises are stated at cost and are depreciated over the remaining term of the lease and the estimated useful life, whichever is the lesser.
The item "land and buildings" includes the properties owned by Bulgari Italia S.p.A. and Daniel Roth et Gérald Genta Haute Horlogerie S.A..
The largest increases were recorded in the following items:
• "industrial and commercial equipment", which includes investments by Bulgari Parfums S.A. (1,074,000 euros);
• "furniture, office equipment and furnishings" and "improvements to rented premises", which mainly relate to the following new or renovated shops: Tokyo (Ginza); Zurich; Hong Kong; Ala Moana (Hawaii); Taipei (Hansin); Palm Beach; Saint Barthelemy; as well as the general and administrative offices of the Parent Company and renovations of the head offices of other Group companies. The entry also includes investments of 1,113,000 euros made by Bulgari Global Operations S.A. relating to the purchase of display cases to be used in the third party distribution network for exhibiting BVLGARI products;
• "construction in progress and advance payments" particularly includes renovation work carried out by Bulgari Corporation of America Inc. for the new Los Angeles shop (5,914,000 euros) and the costs incurred by Bulgari Global Operational S.A for preparation of the Basilea exhibition (644,000 euros).

The column "other net changes" includes an accelerated write-down of tangible assets made by Bulgari Global Operations S.A. in relation to investments for an exhibition space created for presenting models of watches, jewellery and accessories during the Geneva exhibition. This write-down was necessary following the decision to move the exhibition space to another site. The column also includes the net conversion difference due to fluctuations in the exchange rates of the balances shown.

Financial investments

Investments in subsidiaries
Balance as at 31 December 2002: 1,289,000 euros
Balance as at 31 December 2001: 100,000 euros

The item includes the value of the following investments valued using the cost method as they are still not operational: Bulgari Hotels and Resorts B.V. (654,000 euros) and Bulgari Reinsurance Company Ltd. (635,000 euros). The amount given as at 31 December 2001 concerned the investment in Bulgari (Luxembourg) S.A., valued according to the cost method as the company had only just started operating. This investment was consolidated using the full consolidation method in the consolidated accounting statements as at 30 June 2002.

Investments in other companies
Balance as at 31 December 2002: 12,104,000 euros
Balance as at 31 December 2001: 10,410,000 euros

As in previous financial years, this item exclusively includes the value of the investment in Opera Participations S.c.a., valued according to the cost method. The increase is due to a further subscription of Fund shares.

Other receivables
Balance as at 31 December 2002 of receivables due within one year: 170,000 euros
Balance as at 31 December 2001 of receivables due within one year: 89,000 euros
Balance as at 31 December 2002 of receivables due after one year: 13,045,000 euros
Balance as at 31 December 2001 of receivables due after one year: 13,142,000 euros

"Receivables due after one year" mainly includes security deposits totalling 7,630,000 euros amongst which the largest amount is for 4,748,000 euros (6,155,000 euros as at 31 December 2001) and corresponds to a deposit paid by way of security for the leasing of premises in Tokyo by the subsidiary Bulgari Japan Ltd..

Current assets

Inventories
Net balance as at 31 December 2002: 477,454,000 euros
Net balance as at 31 December 2001: 547,528,000 euros

The breakdown of stocks is shown below:

Description	Gross stock value	Reserve for obsolescenc	Net balance as at 31/12/2002	Net balance as at 31/12/2001
Raw materials	24,660	–	24,660	22,821
Components and semifinished goods	154,811	18,926	135,885	135,785
Work in progress	3,364	–	3,364	1,349
Packaging	8,970	–	8,970	10,523
Finished goods	326,915	22,340	304,575	377,050
Total	518,720	41,266	477,454	547,528

The level of stocks saw a decrease of 70,074,000 euros, equal to 15%, compared with 31 December 2001. This decrease, due in part to the effect of fluctuations in exchange rates, nevertheless shows the effectiveness of the initiatives undertaken by the Group in order to improve the movement of invested capital, in an unfavourable market conditions.
The reserve for obsolescence, which was created so as to bring the stock in line with its presumed realisation value, increased from 25,587,000 euros to 41,266,000 euros.
As at 31 December 2002, goods owned by the Group held in stock by third parties on consignment and for manufacture totalled 33,258,000 euros.

Receivables

Trade receivables
Net balance as at 31 December 2002: 142,990,000 euros
Net balance as at 31 December 2001: 123,870,000 euros

Trade receivables are broken down as follows:

Description	Receivables due within 1 year	Receivables due after 1 year	Total receivables as at 31/12/2002	Write-down reserve as at 31/12/2002	Net balance as at 31/12/2002	Net balance as at 31/12/2001
Retail customers and distributors	135.403	–	135.403	2.822	132.581	112.895
Franchisees	10.916	–	10.916	507	10.409	10.975
Total	146.319	–	146.319	3.329	142.990	123.870

Other receivables
Balance as at 31 December 2002 of other receivables due within one year: 44,866,000 euros
Balance as at 31 December 2001 of other receivables due within one year: 51,379,000 euros
Balance as at 31 December 2002 of other receivables due after one year: 36,934,000 euros
Balance as at 31 December 2001 of other receivables due after one year: 42,651,000 euros

This category includes:

Description	Balance as at 31/12/2002	Balance as at 31/12/2001
Receivables from tax authorities	42,266	48,408
Miscellaneous receivables	2,600	2,971
Total receivables due within one year	44,866	51,379
Receivables from tax authorities	9,833	12,836
Miscellaneous receivables	27,101	29,815
Total receivables due after one year	36,934	42,651

"Receivables from tax authorities due within one year", totalling 42,266,000 euros, are mainly made up of VAT and sales tax receivables relating to:

- Bulgari Italia S.p.A.: 9,046,000 euros (9,926,000 euros as at 31 December 2001); Bulgari Gioelli S.p.A.: 4,544,000 euros (4,853,000 euros as at 31 December 2001); Bulgari France S.A.: 1,896,000 euros; Bulgari S.p.A.: 1,292,000 euros (2,511,000 euros as at 31 December 2001) in relation to the cumulative refound claimed from the Tax Authorities, for the Group VAT payment in accordance with Article 73, final sub-section of Presidential Decree no. 633/72 and Article 3 of the Ministerial Decree of 13 December 1979; Bulgari Espana S.A. Unipersonal: 1,224,000 euros;
- Swiss companies: 7,829,000 euros (8,363,000 euros as at 31 December 2001).

The item also includes 3,493,000 euros of refounds of Corporate Income Tax receivables to the Parent Company and receivables for taxes paid abroad, receivables of 9,639,000 euros for tax withholdings on dividends distributed by Bulgari Time S.A. to its parent company, Bulgari International Corporation B.V. This tax withholding is offset by an entry for the same amount in the item "Payable to Tax Authorities"

The item "miscellaneous receivables due within one year" includes advance payments totalling 732,000 euros corresponding to Bulgari Time S.A. and 454,000 euros corresponding to Bulgari Parfums S.A..

The item "receivables from tax authorities due after one year" essentially includes the VAT refund and the respective accrued interest due to Bulgari S.p.A. in the amount of 9,822,000 euros.

"Miscellaneous receivables due after one year" includes 26,987,000 euros in receivable deferred taxes (29,701,000 euros as at 31 December 2001) which principally correspond to the writing-off of intercompany profits amounting to 22,816,000 euros (25,797,000 euros as at 31 December 2001).

Financial assets not included in long-term assets

Treasury stocks
Balance as at 31 December 2002: 2,623,000 euros
Balance as at 31 December 2001: zero

During 2002, a total of 580,313 shares were purchased at an average unit price of 6.47 euros, in an operation worth 3,758,000 euros. At the end of the year, the value of the shares was valued at the list price as at 31 December 2002, equal to 4.52 euros and a write-down of 1,135,000 euros was then performed.

Cash and bank balances
Balance as at 31 December 2002: 48,862,000 euros
Balance as at 31 December 2001: 47,911,000 euros

Cash and active bank accounts are broken down as follows:

Description	Balance as at 31/12/2002	Balance as at 31/12/2001
Bank deposits	47,861	44,923
Cash and cheques on hand	1,001	2,988
Total cash and bank balances	48,862	47,911

The interest rates applied by the banks as at 31 December 2002, to the current accounts maintained in various currencies, were on average around 0.9%.

Acrrued income and prepaid expenses

Balance as at 31 December 2002: 4,593,000 euros
Balance as at 31 December 2001: 5,538,000 euros

The item is broken down as follows:

Description	Balance as at 31/12/2002	Balance as at 31/12/2001
Total accrued income	270	385
Insurance	1,532	1,730
Charges for leasing of premises	1,167	1,569
Issue premium on bonde	44	89
Others	1,580	1,765
Total prepaid expenses	4,323	5,153
Total accrued income and prepaid expenses	4,593	5,538

Liabilities and shareholders' equity

Shareholders' equity

Authorised capital
Balance as at 31 December 2002: 20,720,000 euros
Balance as at 31 December 2001: 20,715,000 euros

The authorised capital of the Parent Company, fully subscribed and paid-up, totalled 20,720,000 euros, an increase of 5,000,000 euros as compared to 31 December 2001.
This increase is due to the issue of 64,000 ordinary shares (new issue, ownership from 1 January 2002) following the exercise of share option rights under the stock option plan reserved for some employees with a consequent increase in the authorised capital.
As at 31 December 2002 the authorised capital therefore consisted of 295,994,920 shares each with a face value of 0.07 euros, making a total value of 20,720,000 euros.

Share premium reserve
Balance as at 31 December 2002: 110,317,000 euros
Balance as at 31 December 2001: 112,765,000 euros

The share premium reserve, as at 31 December 2002, decreased by 2,448,000 euros if compared with the end of the previous financial year.
The decrease recorded was generated as follows:
• reduction of 2,623,000 euros for constituting the reserve for treasury stock holdings, in accordance with Article 2357 – ter of the Civil Code as shown below;
• increase of 175,000 euros, arising from the authorised capital increase carried out by issuing 64,000 new shares, associated with the exercise of share option rights under the aforementioned stock option plan.

Legal reserve
Balance as at 31 December 2002: 5,762,000 euros
Balance as at 31 December 2001: 5,762,000 euros

The legal reserve, compared with the figure shown in the balance sheet for the year ended 31 December 2001, has not undergone any changes since one fifth of the authorised capital has been reached.

Reserve for treasury stock holdings
Balance as at 31 December 2002: 2,623,000 euros
Balance as at 31 December 2001: zero

As at 31 December 2002, this reserve, formed in accordance with Article 2357 - ter of the Civil Code, amounts to 2,623,000 euros and corresponds to the purchase of 580,313 treasury stocks made during the 2002 financial year, within the limits and according to the terms and conditions specified in the decisions of the meetings held on 27 April 2001 and 29 April 2002.

Other reserves
Balance as at 31 December 2002: 31,228,000 euros
Balance as at 31 December 2001: 15,128,000 euros

The breakdown of the item in question, as at 31 December 2002, is as follows:

Description	31/12/2002	31/12/2001
1. Extraordinary reserve	28	28
2. Taxed reserve 1983	145	145
3. Reserve for gains on assets contribution (Law No. 576/1975)	1,933	1,933
4. Reserve for translation differences	29,122	13,022
Total	31,228	15,128

The "reserve for translation differences" item represents differences arising from converting into euros the consolidated financial statements expressed in foreign currency, which, in accordance with the accounting principles set out in the "principles of consolidation", were directly recorded under consolidated shareholders' equity.

Minority interests
Balance as at 31 December 2002: 9,577,000 euros
Balance as at 31 December 2001: 10,607,000 euros

This item represents the proportion of the shareholders' equity that is attributable to minority shareholders and corresponds to Bulgari Japan Ltd., 80% of which is owned by the Group, to the companies Bulgari (Hong Kong) Ltd., Bulgari (Taiwan) Ltd. and Bulgari Korea Ltd., of which the Group owns 51%.

Reconciliation of the Shareholders' Equity of the Parent Company and the Shareholders' Equity as shown in the Consolidated Financial Statements

The comparison, given in concise form, of the shareholders' equity and operating result of the Parent Company and the consolidated results as at 31 December 2002 and 31 December 2001 is shown in table 4 attached.

Reserves for risks and charges
Balance as at 31 December 2002: 20,652,000 euros
Balance as at 31 December 2001: 10,469,000 euros

This item during 2002 changed as follows:

Description	Balance as at 31/12/2001	Set-aside	Use	Other charges	Balance as at 31/12/2002
Reserves for taxes:	10,266	1,781	525	1,741	13,263
• Reserve for taxes	2,957	195	382	(159)	2,611
• Reserve for deferred taxes	7,309	1,586	143	1,900	10,652
Other reserves of which:	203	7,122	–	64	7,389
• Other reserves	203	7,122	–	64	7,389
Total	10,469	8,903	525	1,805	20,652

The reserve for taxes mainly includes:

• 1,057,000 euros corresponding to the Parent Company of which 872,000 euros relates to the reserve for taxes allocated in the light of the notification of assessment for adjustment of the income tax returns for 1988, 1989 and 1990. The amounts allocated include, by way of precaution, not only the higher tax figure claimed but also any penalties imposed and interest accrued as at 31 December 2002. Separate appeals against the notices of assessment for 1988, 1989 and 1990 are pending before the Provincial Tax Commission of Rome.
The reserve also includes a provision made following a tax audit carried out during the year for the financial years 2000 and 2001;

• 585,000 euros relating to an appropriation in the light of audits carried out by the tax authorities on Bulgari (Deutschland) GmbH regarding income taxes for the years 1990, 1991 and 1992. The Company has opposed the notices of assessment for the years 1990 and 1991 with the competent authorities. The decrease in the German company's reserve compared with 31 December 2001, amounting to 250,000 euros, is due to the payment of the liability for the audit activities for the years from 1996 to 2001 in relation to income from employment;

• 452,000 euros mainly relating to the appropriation for customs duties on the royalties of Bulgari Corporation of America Inc. for the years 1994 to 1998;

• 438,000 euros relating to a precautionary appropriation for indirect taxes of Bulgari Parfums USA Inc. for the years 1995 to 2000;

The reserve for deferred taxes amounts to 10,652,000 euros (7,309,000 euros as at 31 December 2001) and represents the portion of taxes corresponding to the year in which payment was deferred to future years though provisions related to reserves for stock obsolescence and writing down receivables, made by some Group companies solely for tax purposes and therefore eliminated for the purposes of the consolidated financial statements.
The amount given in the "other changes" column, totalling 1,900,000 euros, is due to the excess proportion of current taxes appropriated by a Group company in the previous financial year and for which deferment for the purposes of income tax returns was possible.

The increase in the "other reserves" item is predominantly due to the risk of paying penalties for the cancellation of orders made to suppliers for which it was preferred to make a precautionary allocation of a reserve.

Reserve for employee severance pay
Balance as at 31 December 2002: 8,877,000 euros
Balance as at 31 December 2001: 7,673,000 euros

The table below shows the movements in the reserve for employee severance pay. The reserve mainly relates to the Group's Italian companies and is determined according to laws and contracts currently in force.

Description	Balance as at 31/12/2001	Provision	Other changes and uses	Balance as at 31/12/2002
ESP reserve	8,606	2,469	(1,138)	9,937
Advances on ESP	(933)	–	(127)	(1,060)
Net ESP reserve	7,673	2,469	(1,265)	8,877

Payable

Bonds
Balance as at 31 December 2002 for bonds due within one year: 100,000,000 euros
Balance as at 31 December 2001 for bonds due within one year: zero
Balance as at 31 December 2002 for bonds due after one year: zero
Balance as at 31 December 2001 for bonds due after one year: 100,000,000 euros

This item amounting to 100,000,000 euros represents the debt relating to the bond, which has the same face value and was issued on 5 December 2000 at the Euribor 6-month interest rate +0.50%. The item has been reclassified within one year given that the loan matures on 5 December 2003.
The issue price was 99.862% of the face value. The issue premium and the incidental costs incurred for the placing of the bond were divided and charged to the income statement on the basis on the term of the loan.

Bank overdraft and borrowings .
Balance as at 31 December 2002: 81,267,000 euros
Balance as at 31 December 2001: 224,799,000 euros

The item is broken down as follows:

Description	Due within 1 year	Due between 1 and 5 years	Due after 5 years	Balance as at 31/12/2002	Balance as at 31/12/2001
Bank overdrafts	510	–	–	510	16,345
Secured loans	4,401	24,659	–	29,060	97,754
Unsecured loans	5,564	46,133	–	51,697	110,700
Total	10,475	70,792	–	81,267	224,799

"Secured loans due within one year" principally relates to Bulgari (Taiwan) Ltd. in an amount of 3,846,000 euros. "Unsecured loans due within one year" totalling 5,564,000 euros, principally relate to Bulgari Japan Ltd. (4,020,000 euros) and to Bulgari (Malaysia) Sdn Bhd (1,329,000 euros).

"Secured loans due between one and five years" mainly relates to Bulgari Corporation of America Inc. (23,839,000 euros).
"Unsecured loans due between one and five years" mainly relates to Bulgari Japan Ltd. (45,824,000 euros). For these loans, a letter of patronage was issued by the Parent Company.

"Short-term credit lines" totalled approximately 400 million euros as at 31 December 2002, while credit lines for future hedging transactions were approximately 900 million euros of which, as at 31 December 2002, approximately 250 million euros had been used. In addition to the above, there were approximately 38 million US dollars and 15 million euros of "committed credit lines" with an average term of approximately one year, that were not used as at 31 December 2002. Furthermore, there are 5.8 million yen and 25 million US dollars in credit lines for long-term loans completely used up.

Payables to other financial entities
Balance as at 31 December 2002 for payables due within one year: 1,514,000 euros
Balance as at 31 December 2001 for payables due within one year: 1,070,000 euros
Balance as at 31 December 2002 for payables due after one year: 5,392,000 euros
Balance as at 31 December 2001 for payables due after one year: 6,417,000 euros

This item consists of "financial payables due within one year" relating to Bulgari (Taiwan) Ltd. (914,000 euros), granted by Castlereagh Ltd., and to Bulgari International Corporation N.V. (600,000 euros) granted by Bulgari Reinsurance Company Ltd.. The item "financial payables due after one year" corresponds to Bulgari (Hong Kong) Ltd. (5,392,000 euros), granted by the Dickson Concepts (Retail) Ltd. Group.

Trade payables
Balance as at 31 December 2002: 118,017,000 euros
Balance as at 31 December 2001: 118,879,000 euros

"Trade payables" totals 118,017,000 euros, and is substantially in line with the balance of the previous financial year.

Taxes payables
Balance as at 31 December 2002: 24,234,000 euros
Balance as at 31 December 2001: 32,645,000 euros

The breakdown of current taxes payable (net of payments on account during the year) is as follows:

Description	Due within one year	Due after one year	Balance as at 31/12/2002	Balance as at 31/12/2001
Due to tax authorities	16,778	–	16,778	20,305
Net taxes payable	7,456	–	7,456	12,340
Total	24,234	–	24,234	32,645

The item "payable to tax authorities" mainly includes 9,639,000 euros of tax withholding on dividends distributed by Bulgari Time S.A. to the parent company Bulgari International Corporation B.V., as previously discussed. The item also includes indirect taxes payable, personal income tax withheld at source and similar taxes.

The item "net taxes payable" consists of income taxes and local income tax payable, before advance payments made in the amount of 2,510,000 euros.

Other payables
Balance as at 31 December 2002 for other payables due within one year: 13,304,000 euros
Balance as at 31 December 2001 for other payables due within one year: 12,992,000 euros
Balance as at 31 December 2002 for other payables due after one year: 3,098,000 euros
Balance as at 31 December 2001 for other payables due after one year: 3,035,000 euros

The "Other payables" item is broken down as follows:

Description	Due within one year	Due after one year	Balance as at 31/12/2002	Balance as at 31/12/2001
Due to personnel	11,114	–	11,114	11,020
Due to shareholders	141	–	141	140
Other payables	2,049	3,098	5,147	4,867
Total	13,304	3,098	16,402	16,027

The item "payable to personnel" mainly consists of a provision for holidays due but not yet taken, the fourteenth month payroll, incentive bonuses and the social security contributions owned by the company.
The amount "due to shareholders" represents dividends approved but not yet paid.

The item "other payables due within one year" includes an amount of 785,000 euros payable by Bulgari Italia S.p.A. with regard to a dispute in progress over premises (cellars) in Rome; the company has appealed the decision of the Court of 1st Instance of Rome, the company lodged an appeal in the 2001 financial year. This item also includes an amount of 648,000 euros owed by Bulgari S.p.A. for fees to be paid to the members of the Board of Directors.

The item "other payables due after one year" consists of a liability of 3,098,000 euros payable by Bulgari International Corporation N.V. for the takeover of the company Daniel Roth et Gérald Genta Haute Horlogerie S.A..

Accrued expenses and deferred income

Balance as at 31 December 2002: 1,634,000 euros
Balance as at 31 December 2001: 1,596,000 euros

This item as at 31 December 2002 is broken down as follows:

Description	Balance as at 31/12/2002	Balance as at 31/12/2001
Deferred income	50	66
Interest on loans and other financial transactions	173	499
Other accrued liabilities	1,411	1,031
Total accrued expenses	1,584	1,530
Total accrued expenses and deferred income	1,634	1,596

The item "other accrued expenses" amounting to 1,411,000 euros relates to 576,000 euros payable by Bulgari S.p.A. for accrued interest for the year on the 100 million euro bond issue, and on premiums payable on interest rate hedging transactions for the said bond.

Contingent liabilities and guarantees
Balance as at 31 December 2002: 486,520,000 euros
Balance as at 31 December 2001: 432,534,000 euros

The item includes guarantees issued for bank overdraft and borrowing and other bonds, as well as other Group commitments to third parties.

These items, as at 31 December 2002, are shown in the following table:

Description	Balance as at 31/12/2002	Balance as at 31/12/2001
Rents and leases	197,686	201,471
Guarantees issued	4,500	–
Guarantees received:		
From third parties	18,604	16,476
Other:		
Futures contracts	200,457	171,537
Factoring	14,979	8,033
Third party assets	50,294	35,017
Total	486,520	432,534

Commitments for lease charges amount to 195,244,000 euros (198,516,000 euros as at 31 December 2001), the overall value of lease charges due for BVLGARI shops to be paid to the leasing companies for the remaining term of the agreements.

The item also includes guarantees received from third parties in favour of the Inland Revenue for VAT refunds, and in favour of the Chamber of Commerce and Customs, totalling 7,014,000 euros.
Guarantees received include a guarantee provided by Credit Institutions in favour of BULGARI S.p.A. in an amount of 1,022,000 euros in the light of a loan provided by Simest S.p.A.
Commitments to the factoring company relate to receivables sold with recourse, those of future contracts concerning hedging operations.
Third party assets refer predominantly to valuables placed in safe-keeping by Bulgari Corporation of America Inc. worth 30,457,000 euros, by Bulgari Italy S.p.A. worth 14,943,000 euros and by Bulgari Jewellery S.p.A. worth 4,894,000 euros.
Contingent liabilities do not include the guarantees provided by the Parent Company to third parties in favour of Group companies, as these commitments are already set out in the individual entries of the balance sheet.

Information on the income statement

Revenues

Revenues from sales and services
Amount for 2002 financial year: 773,643,000 euros
Amount for 2001 financial year: 766,104,000 euros

The comparative situation of Revenues from sales and services in 2002 and 2001 is given below:

Description	2002	2001
Sales of goods	759,268	748,610
Service	6,301	7,549
Royalties	8,074	9,945
Total	773,643	766,104

The "services" item mainly consists of revenues relating to Opera Management S.A..

A breakdown of revenues by type of product and geographical area has already been given in the Management Performance Report.

Other revenues and income
Balance as at 31 December 2002: 8,614,000 euros
Balance as at 31 December 2001: 10,305,000 euros

"Other revenues and income", totalling 8,614,000 euros, mainly includes adjustments to costs estimated in the previous year, insurance refunds and supplier discounts.

Production costs

Costs for the purchase of raw materials and finished products
Balance as at 31 December 2002: 190,636,000 euros
Balance as at 31 December 2001: 267,782,000 euros

Purchases of raw materials and finished products totalled 190,636,000 euros compared with 267,782,000 euros in the previous financial year. The decrease in these costs is due to the accomplishment of the objectives to reduce stocks.

Costs for services
Amount for 2002 financial year: 196,952,000 euros
Amount for 2001 financial year: 264,340,000 euros

This item is broken down as follows:

Description	2002	2001
Variable selling expenses	24,552	26,547
Production and administrative expenses	89,092	129,250
Fees paid to Directors and Statutory Auditors	2,598	2,525
Advertising and promotion costs	76,212	102,346
Services to customers	4,498	3,672
Total	196,952	264,340

"Variable selling expenses" mainly includes commissions on receipts from credit cards amounting to 3,855,000 euros (4,249,000 euros in 2001), product transportation costs of 7,904,000 euros (7,775,000 euros in 2001) and commissions paid to agents for perfume sales of 5,390,000 euros (6,377,000 euros in 2001).
"Production and administrative costs" principally includes outsourcing costs of 47,448,000 euros (77,425, 000 euros in 2001), travel costs of 11,317,000 euros (13,906,000 euros in 2001), including training course travel reimbursed to employees, professional consultancy costs of 10,251,000 euros (15,771,000 euros in 2001), utility costs of 3,471,000 euros (3,704,000 euros in 2001), maintenance costs of 3,272,000 euros (3,646,000 euros in 2001), insurance costs of 3,305,000 euros (2,456,000 euros in 2001), trademark protection costs of 1,612,000 euros (1,784,000 euros in 2001) and training costs of 2,046,000 euros (3,057,000 euros in 2001).
"Fees paid to Directors and Statutory Auditors" relates to the fees paid to the Directors and Statutory Auditors of the Parent Company in the performance of their duties as well as any similar fees paid to them by other companies of the Group. The fees are broken down as follows:

- Board of Directors: 2,741,000 euros
- Statutory Auditors: 127,000 euros

The decrease in "production and administrative expenses" is due to the cost containment policy introduced by the Group for 2002; "advertising and promotion expenses" also decreased yet these costs, compared with the extraordinary investment of 2001, nevertheless represent almost 10% of the Group's revenues.

Rental and lease payments
Balance as at 31 December 2002: 39,389,000 euros
Balance as at 31 December 2001: 36,452,000 euros

This item amounts to 39,389,000 euros (36,452,000 euros in 2001) and essential includes lease payments for the premises used by Group companies in carrying out their activities, totalling 36,674,000 euros (33,695,000 euros in 2001). The increase is principally due to the additional lease payments corresponding to the new shops opened, in particular those of Bulgari Corporation of America Inc. and Bulgari (Hong Kong) Ltd..

Personnel costs
Balance as at 31 December 2002: 125,229,000 euros
Balance as at 31 December 2001: 120,192,000 euros

A breakdown of personnel costs is given in the income statement. We would point out moreover that the increase in personnel costs is due mainly to the increase in the average number of employees, to a large extent justified by the opening of new sales outlets.

The overall staffing of all the companies of the consolidated Group is broken down below:.

Average number of employes	2002	2001
Senior managers and executives	401	378
Staff	1,319	1,244
Manual workers and others	114	129
Total	1,834	1,751

The average number of employees of the Group in 2002 was 1,834 (1,751 in 2001). We emphasise that the increase in personnel costs (+4.2%) is essentially due to the increase in the average number of employees (+4.7%).
The average number is calculated by totalling the number of employees at the beginning and end of the year and dividing by two. The item "Senior managers and executives" also includes individuals whose professional profiles are classified in the "Managers" category in foreign companies.

Amortisation, depreciation and write-downs

Amortisation and depreciation
Amount for 2002 financial year: 39,807,000 euros
Amount for 2001 financial year: 38,856,000 euros

A breakdown of the two subitems is given in the income statement and in the statements showing movements in long-term assets.
The increase in "depreciation of other tangible assets" in 2002 compared with 2001 amounts to 894,000 euros and is mainly due to greater investment for the renovation of leased premises.

Write-downs
Amount for 2002 financial year: 1,185,000 euros
Amount for 2001 financial year: 3,304,000 euros

This item particularly includes the accelerated write-down of a number of tangible assets, as already specified in the previous comments on "tangible assets".

Provisions for risks
Amount for 2002 financial year: 7,229,000 euros
Amount for 2001 financial year: zero

This item essentially includes a provision made to counter the risk of a Group company having to pay penalties for the cancellation of orders made to suppliers, as already specified previously.

Other operating expenses
Amount for 2002 financial year: 19,706,000 euros
Amount for 2001 financial year: 18,857,000 euros

Other operating expenses totalling 19,706,000 euros (18,857,000 euros in 2001) mainly relate to general and administrative costs of 10,453,000 euros (12,482,000 euros in 2001), vehicle management costs of 576,000 euros (578,000 euros in 2001), taxes and duties other than income tax of 3,540,000 euros (2,900,000 euros in 2001), other operating costs of 4,700,000 euros (2,274,000 euros in 2001) and legal expenses of 437,000 euros (623,000 euros in 2001).

Financial income and expenses

Financial income
Balance as at 31 December 2002: 52,416,000 euros
Balance as at 31 December 2001: 52,059,000 euros

The item in question is broken down as follows:

Description	2002	2001
Interest income	5,305	7,431
Gains on foreign exchange	45,091	41,612
Other financial income	2,020	3,016
Total	52,416	52,059

"Interest income" also includes premiums receivable on treasury swaps and foreign exchange risk hedging transactions totalling 4,724,000 euros.
Gains on foreign exchange totalled 45,091,000 euros (41,612,000 euros in 2001) if account is taken of the losses on foreign exchange amounting to 43,441,000 euros (32,470,000 euros in 2001), shown in the following paragraph the net value of gains on foreign exchange is therefore 1,650,00 euros (9,142,000 euros in 2001). Gains on foreign exchange and losses on foreign exchange, in accordance with Accounting Principle no. 26, "Transactions and items in foreign currency" of the National Association of Public Accountants, only include gains and losses on foreign exchange arising from financial activities whereas gains and losses on foreign exchange correlating to hedging exchange-rate risks of a commercial nature (correlated to the issuing of orders/invoices) have been reclassified under the heading "cost of raw materials, consumables and goods".

The item other financial income mainly consists of cash discounts and allowances from suppliers.

Financial expenses
Balance as at 31 December 2002: 61,130,000 euros
Balance as at 31 December 2001: 55,140,000 euros

The item is broken down as follows:

Description	2002	2001
Interest on loans due within one year	9,550	14,975
Interest on loans due after one year	4,661	5,493
Losses on foreign echange	43,441	32,470
Other financial expenses	3,478	2,202
Total	61,130	55,140

"Interest payable on loans due within one year" also includes premiums payable on treasury swaps and on foreign exchange risk hedging transactions totalling 5,817,000 euros.
"Interest on loans due after one year" mainly includes interest of 3,968,000 euros on the bond of 100 million euros.
"Other financial expenses" principally includes bank commissions, as well as cash discounts and allowances granted to customers.
The negative net balance of the "interest" item, amounting to 8,906,000 euros (13,037,000 euros in 2001) fell by 4,131,000 euros due to the decrease in financial indebtedness and lower interest rates on average.

Extraordinary expenses
Balance as at 31 December 2002: 6,341,000 euros
Balance as at 31 December 2001: 12,216,000 euros

This item amounts to 6,341,000 euros (12,216,000 euros in 2001) and corresponds (3,553,000 euros) to expenses relating to previous financial years for which the estimate of the expense at the end of 2001 proved to be incomplete and (2,788,000 euros) to other extraordinary expenses.
In particular, the amount of expenses relating to previous financial years principally relates to Bulgari Time S.A. (678,000 euros), Bulgari Global Operations S.A. (591,000 euros), Bulgari Parfums S.A. (460,000 euros), Bulgari (Hong Kong) Ltd (239,000 euros), Bulgari S.p.A (229,000 euros) and Bulgari Espana S.A. Unipersonal (210,000 euros). Other extraordinary expenses mainly correspond to Bulgari S.p.A. (940,000 euros) for non-deductible taxes paid abroad which are definite and non-recoverable and the amount of 779,000 euros to a number of Italian companies availing themselves of Law no. 289 of 27 December 2002, the aim of which, inter alia, is to relax the definition of prior situations and outstanding tax relating to the years 1997 to 2001.

Income taxes
Balance as at 31 December 2002: 14,056,000 euros
Balance as at 31 December 2001: 16,586,000 euros

This item consists of an estimate of the income taxes corresponding to the financial year and calculated according to the tax rate expected for the end of the year.
Total income taxes, amounting to 14,056,000 euros (16,586,000 euros in 2001), are made up of:
- current income taxes for the year amounting to 11,625,000 euros (20,705,000 euros as at 31 December 2001);
- deferred taxes receivable, excluding provisions made in the year in an amount of 1,501,000 euros, corresponding to the writing-off of intragroup profits still to be carried out on stocks;
- a provision of deferred taxes payable, excluding uses, totalling 930,000 euros.

The Group's average tax rate is 15.59 % (19.57 % in 2001). This average rate is positively influenced by the taxation of Swiss companies.

Minority interests
Balance as at 31 December 2002: 1,267,000 euros
Balance as at 31 December 2001: 3,798,000 euros

This item reflects the proportion of third party income corresponding to Bulgari Japan Ltd. which is 80% owned by the Group, to Bulgari (Hong Kong) Ltd., Bulgari (Taiwan) Ltd. and Bulgari Korea Ltd., 51% of which is owned by the group.

Bulgari S.p.A.
The Chairman

Paolo Bulgari

Bulgari S.p.A. and Subsidiaries

Fully consolidated companies
table 1

Company	% owned 31/12/2002	% owned 31/12/2001	Currency	Authorised capital	Head office	Business
Bulgari Gioielli S.p.A.	100.00	100.00	Euro	2,580,000	Rome	Jewellery production
Bulgari Italia S.p.A.	99.86	99.86	Euro	12,000,000	Rome	Retail
Bulgari International Corporation (BIC) N.V.	100.00	100.00	Euro	18,301,200	Amsterdam	Sub-holding
Bulgari Corporation of America Inc.	100.00	100.00	Us$	24,350,000	New York	Retail
Bulgari S.A.	99.50	99.50	Swfr	600,000	Geneva	Retail
Bulgari Time (Switzerland) S.A.	99.99	99.99	Swfr	1,000,000	Neuchâtel	Production of watches and accessories
Bulgari Jewels S.A.	99.99	99.99	Swfr	5,000,000	Neuchâtel	Jewellery production
Bulgari France S.A.	99.96	99.96	Euro	225,000	Paris	Retail
Bulgari Montecarlo S.A.M.	99.99	99.99	Euro	800,000	Montecarlo	Retail
Bulgari (Deutschland) GmbH	100.00	100.00	Euro	2,556,459	Monaco	Retail
Bulgari Japan Ltd.	80.00	80.00	Yen	400,000,000	Tokyo	Retail
Bulgari Espana S.A. Unipersonal	100.00	100.00	Euro	4,918,344	Madrid	Retail
Bulgari Parfums S.A.	99.98	99.98	Swfr	1,000,000	Neuchâtel	Perfume production
Bulgari Parfums Italia S.p.A.	100.00	100.00	Euro	1,020,000	Rome	Perfume distribution
Bulgari Parfums USA Inc.	100.00	100.00	Us$	100,000	New York	Perfume distribution
Bulgari Netherlands B.V.	100.00	100.00	Euro	9,914,811	Amsterdam	Sub-holding
Bulgari Portugal Acessorios de Luxo Lda.	100.00	100.00	Euro	52,873	Madeira	Sub-holding
Bulgari Asia Ltd.	99.99	99.99	HK$	12,126,809	Hong Kong	Sub-holding
Bulgari South Asian Operations Pte Ltd.	100.00	100.00	Sg$	1,000,000	Singapore	Retail
Bulgari (UK) Ltd.	100.00	100.00	Lgs	9,600,000	London	Retail
Bulgari Latin America N.V.	100.00	100.00	Us$	6,000	Aruba	Retail
Bulgari Latin America Service N.V.	100.00	100.00	Us$	6,000	Aruba	Logistical support
Bulgari Belgium S.A.	100.00	100.00	Euro	2,478,935	Bruxelles	Retail
Bulgari Australia Pty. Ltd.	100.00	100.00	Aud	1,200,000	Sydney	Retail
Bulgari (Malaysia) Sdn Bhd	100.00	100.00	Rm	1,000,000	Kuala Lumpur	Retail
Bulgari Global Operations S.A.	100.00	100.00	SwFr	1,000,000	Neuchâtel	Logistical support
Bulgari Operational Services ApS	100.00	100.00	DKK	500,000	Copenhagen	Services
Daniel Roth et Gérald Genta Haute Horlogerie S.A.	100.00	100.00	SwFr	7,100,000	Geneva	Production of watches
Bulgari (Hong Kong) Ltd.	51.00	51.00	HK$	1,000,000	Hong Kong	Retail
Bulgari (Taiwan) Ltd.	51.00	51.00	Twd	9,792,310	Taiwan	Retail
Bulgari Korea Ltd.	51.00	51.00	Kwon	4,500,000,000	Seoul	Retail
Bulgari Collection Internationale S.A.	100.00	100.00	Swfr	3,000,000	Neuchâtel	High fashion jewellery production
Bulgari (Luxembourg) S.A. (1)	100.00	100.00	Euro	100,000	Luxembourg	Holding company relating to the *Bvlgari Hotels and Resorts* project
Bulgari Saint Barth S.a.S.	100.00	–	Euro	40,000	Saint Barthelemy	Retail

List of companies included in the consolidation with the proportional method

Companies	% owned 31/12/2002	% owned. 31/12/2001	Currency	Authorised capital	Head office	Business
Opera Management S.A.	50.00	50.00	Euro	100,000	Luxembourg	Share assets management

(1) Company valued using the cost method as at 31 December

Bulgari S.p.A. and Subsidiaries

List of companies valued
using the equity method
table 2

Company	% owned 31/12/2002	% owned 31/12/2001	Currency	Authorised capital	Head office	Business
Opera Participations S.c.a. (1)	11.73	11.79	Euro	1,155,970	Luxembourg	Share investments purchases
Bulgari Hotels & Resorts B.V.. (2)	65.00	65.00	Euro	90,000	Amsterdam	Company in joint venture with the Marriot Group
Bulgari Milan Hotels Leasing Company S.r.l. (3)	65.00	–	Euro	10,000	Rome	Company involved in the *Bvlgari Hotels and Resorts* project
Bulgari Reinsurance Company Ltd.	100.00	–	Euro	635,000	Dublin	Insurance company

List of companies valued
using the cost method

Company	% owned 31/12/2002	% owned. 31/12/2001	Currency	Authorised capital	Head office	Business
Luxlook Ltd. (4)	2.00	2.00	Us$	39,900,000	New York	Internet distribuction of product

(1) Company directly owned by Bulgari International Corporation (BIC) N.V. holding 11.73% of all class A.1 shares. In addition, Opera Management S.A., 50% owned by Bulgari International Corporation (BIC) N.V., holds 100% of class B.1 shares (class A.1 shares are entitled to preference in the distribution of dividends, whereas B.1 shares do not enjoy any preference in the distribution of dividends, but enable those holding them to exercise the right to vote on issues of particular importance).

(2) Company owned through Bulgari (Luxembourg) S.A.

(3) Company owned indirectly through Bulgari Hotels & Resorts at a percentage of 61.75% (95% * 65%) and directly through Bulgari SpA at a percentage of 3.25%

(4) Company in liquidation. The value of the shareholding was zero during the 2001 financial year.

Bulgari S.p.A. and Subsidiaries

Changes to the items in consolidated shareholders' equity
as at 31 December 2002 and as at 31 December 2001
(Data in thousands of euros)
table 3

	Authorised capital	Share premium reserve	Legal reserve	Treasury stocks reserve	Extraordinary reserve
Balance as at 31 December 2000	**20,487**	**96,972**	**4,143**		**28**
Dividends distribution	–	–	–	–	–
2000 allocation to legal reserve	–	–	1,619	–	–
2000 allocation to retained earnings	–	–	–	–	–
Capital increase for exercising share options	228	15,793	–	–	–
Exchange differences on translation	–	–	–	–	–
Net income	–	–	–	–	–
Balance as at 31 December 2001	**20,715**	**112,765**	**5,762**	**–**	**28**
Dividends distribution	–	–	–	–	–
2001 allocation to legal reserve	–	–	–	–	–
2001 allocation to retained earnings	–	–	–	–	–
Capital increase for exercising share options	5	175	–	–	–
Allocation to Treasury stocks reserve of the value of shares at the end of the period	–	(2,623)	–	2,623	–
Exchange differences on translation	–	–	–	–	–
Net income	–	–	–	–	–
Balance as at 31 December 2002	**20,720**	**110,317**	**5,762**	**2,623**	**28**

Taxed reserve	Gains on assets contributed	Reserve for difference on translation	Retained earnings	Net income of the period	Group Shareholders' equity	Minority interests	Total equity
145	**1,933**	**2,985**	**173,255**	**95,490**	**395,438**	**9,569**	**405,007**
–	–	–	–	(25,170)	(25,170)	–	(25,170)
–	–	–	–	(1,619)	–	–	–
–	–	–	68,701	(68,701)	–	–	–
–	–	–	–	–	16,021	–	16,021
–	–	10,037	–	–	10,037	(2,760)	7,277
–	–	–	–	68,165	68,165	3,798	71,963
145	**1,933**	**13,022**	**241,956**	**68,165**	**464,491**	**10,607**	**475,098**
–	–	–	–	(18,347)	(18,347)	–	(18,347)
–	–	–	–	–	–	–	–
–	–	–	49,818	(49,818)	–	–	–
–	–	–	–	–	180	–	180
–	–	–	–	–	–	–	–
–	–	16,100	–	–	16,100	(2,297)	13,803
–	–	–	–	76,127	76,127	1,267	77,394
145	**1,933**	**29,122**	**291,774**	**76,127**	**538,551**	**9,577**	**548,128**

Bulgari S.p.A. and Subsidiaries

Reconciliation of Parent Company shareholder's equity and net income and Group shareholders' equity and net income
(Data given in thousands of euros)
table 4

	Value as at 31/12/2002		Value as at 31/12/2001	
Description	Shareholders' equity	Net Income	Shareholders' equity	Net income
Shareholders' equity and net income as shown in the financial statements of Bulgari S.p.A.	201,187	22,139	197,215	35,736
1. Writing-off of adjustments and provisions made solely for tax purposes				
Effect of accelerated depreciation entered in the financial statements				
• Gross	639	172	467	271
• Deferred taxes	(252)	(69)	(183)	(106)
Total	387	103	284	165
Effect of bad and doubtful provisions in excess of amount necessary				
• Gross	–	–	–	(430)
• Deferred taxes			-	169
Total	–	–	–	(261)
Total	387	103	284	(96)
2. Writing-off of the book value of investments in consolidated subsidiaries				
• Difference between book value and pro-rata value of shareholders' equity	497,432		452,940	–
• Share of subsidiaries' net income		37,693	–	76,631
Total	497,.432	37,693	452,940	76,631
3. Writing-off of the effects of intra-group transactions				
Intra-group profits included in the value of year-end inventories				
• Gross	(183,271)	18,294	(211,745)	(49,010)
• Deferred taxes	22,816	(2,102)	25,797	4,904
Total	(160,455)	16,192	(185,948)	(44,106)
Shareholders' equity and net income attributable to the Group	538,551	76,127	464,491	68,165
Shareholders' equity and net income attributable to minority interests	9,577	1,267	10,607	3,798
Shareholders' equity and net income as shown in the consolidated financial statements	548,128	77,394	475,098	71,963

Bulgari S.p.A. and Subsidiaries

Statement of changes in the scope of consolidation occuring in the year ended 31 December 2002 compared with the year ended 31 December 2001 table 5

Companies entering the scope of consolidation	Head office	Business
Bulgari (Luxembourg) S.A. (1)	Luxembourg	Holding company involved in the *Bvlgari Hotels and Resorts* project
Bulgari Saint Barth S.a.S. (2)	Saint Barthelemy	Retail

Companies leaving the scope of consolidation	Head office	Business
Bulgari Collection Internationale B.V. (3)	Amsterdam	High-fashion jewellery production
Century Bright (Wholesale) Ltd. (4)	Hong Kong	Product distribution

(1) Valued according to the cost method as at 31 December 2001, as still in the start-up phase

(2) Companies entered into the scope of consolidation as at 30 June 2002.

(3) Company taken over by Bulgari International Corporation (BIC) N.V.

(4) Company in liquidation as at 31 December 2002. The company's business has been taken over by Bulgari (Hong Kong) Ltd.



Bulgari S.p.A. and Subsidiaries

Report of the Indipendent Auditors pursuant to Article 156 of
Legislative Decree no. 58 of 24 February 1998



Reconta Ernst & Young S.p.A.
Via G.D. Romagnosi, 18/A
00196 Roma

Tel. (+39) 06 324751
Fax (+39) 06 32475504
www.ey.com

AUDITORS' REPORT

pursuant to Article 156 of Legislative Decree No. 58 dated 24.2.1998

(Translation from the original Italian text)

To the Shareholders
of Bulgari S.p.A.

1. We have audited the consolidated financial statements of Bulgari S.p.A. as of and for the year ended December 31, 2002. The financial statements are the responsibility of the Bulgari S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to the auditors' report dated April 12, 2002 issued by other auditors.

3. In our opinion, the consolidated financial statements of Bulgari S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Bulgari S.p.A. as of December 31, 2002, and the consolidated results of its operations for the year then ended.

Rome, April 11, 2003

Reconta Ernst & Young S.p.A.

Signed by: Massimo Antonelli, partner

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)



Bulgari S.p.A.

Balance Sheet as at 31 December 2002 and as at 31 December 2001
(figures in thousands of euros)

Bulgari S.p.A.

Balance Sheet as at 31 December 2002
and as at 31 December 2001
(figures in thousands of euros)

Assets		31/12/2002	31/12/2001
A.	Receivables from shareholders for unpaid amounts		
B.	Long term Assets		
I	Intangible assets:		
1)	Organisation and start-up costs	1,326	1,018
3)	Industrial patient and intellectual property rights	2,565	3,645
6)	Construction in progress and advance payments	5,600	3,927
7)	Deferred charges to be amortised	502	–
Total intangible assets		**9,993**	**8,590**
II	Tangible assets:		
2)	Plant and machinery	245	169
3)	Industrial and commercial equipment	36	45
4)	Other tangible assets	2,200	1,667
Total tangible assets		**2,481**	**1,881**
III	Financial investments		
1)	Investments:		
	a) in subsidiaries	60,561	59,910
2)	Receivables:		
	a) from subsidiaries		
	due within one year	350	–
	d) other receivables		
	due after one year	2	8
Total receivables		352	8
Total financial assets		**60,913**	**59,918**
Total long-term assets (B)		**73,387**	**70,389**
C.	Current assets		
II	Receivables:		
1)	trade receivables		
	due within one year	2,414	2,626
2)	from subsidiaries		
	due within one year	236,202	240,603
5)	other receivables		
	due within one year	4,979	5,550
	due after one year	9,822	11,863
Totla others		14,801	17,413
Total receivables		**253,417**	**260,642**
III	Financial assets not included in long-term assets		
5)	Treasury stock (total face value of 41,000 euros)	2,623	–
Total financial assets not included in long term assets		**2,623**	–
IV	Cash and bank balance		
1)	Bank and post office deposits	9,328	3,521
3)	Cash and valuable on hand	19	30
Total cash and bank balance		**9,347**	**3,551**
Total current assets (C)		**265,387**	**264,193**
D.	Accrued income and prepaid expenses		
	Accrued income and prepaid expenses	660	718
	Discount on loans	44	89
Total accrued income and prepaid expenses		**704**	**807**
Total assets (A+B+C+D)		**339,478**	**335,389**

Liabilities		31/12/2002	31/12/2001
A.	Shareholders' Equity		
I	Authorised capital	20,720	20,715
II	Share premium reserve	110,317	112,765
III	Write-down reserve	–	–
IV	Legal reserve	5,762	5,762
V	Reserve for treasury stock	2,623	–
VI	Statutory reserve	–	–
VII	Other reserves	–	–
	1) Extraordinary reserve	28	28
	2) Taxed reserve 1983	145	145
	3) Gains on assets contributed	1,933	1,933
	Total other reserves	2,106	2,106
VIII	Retained Earnings	37,520	20,131
IX	Income (loss) for the year	22,139	35,736
Total shareholders' equity (A)		**201,187**	**197,215**
B.	Reserves for risks and charges		
2)	For taxes	1,057	862
3)	Other	11,820	747
Total reserves for risk and charges (B)		**12,877**	**1,609**
C.	**Reserve for employee – severance pay**	**2,643**	**2,109**
D.	Payables		
1)	Bonds		
	due within one year	100,000	–
	due after one year	–	100,000
3)	Bank overdraft and borrowings		
	due within one year	424	6,155
	due after one year	613	1,022
Total bank overdraft and borrowings		1,037	7,117
6)	Trade payables		
	due within one year	5,901	6,445
8)	Subsidiaries		
	due within one year	10,762	17,428
9)	Associated companies		
	due within one year	–	–
11)	Taxes payable		
	due within one year	796	405
12)	Social security institutions		
	due within one year	620	474
13)	Other payables		
	due within one year	3,079	1,921
Total payables (D)		**122,195**	**133,850**
E.	**Accrued liabilities and deferred income**	**576**	**606**
Total liabilities and shareholder's equity (A+B+C+D+E)		**339,478**	**335,389**

Contingent liabilities and guarantees		
Guarantees issued		
Guarantees to subsidiaries	104,016	109,915
Expiring fees	6,185	4,343
Guarantees received		
Gurantees from third parties	7,048	5,184
Other:		
Factoring	3,451	1,901
Futures contracts	21,578	36,631
Total other	25,029	38,532
Total contingent liabilities and guarantees	**142,278**	**157,974**

Bulgari S.p.A.

Income statement as at 31 December 2002
and 31 December 2001
(figures in thousands of euros)

		31/12/2002	31/12/2001
A.	**Revenues**		
1)	Revenues from sales and services	47,265	50,287
5)	Other revenues and income	7,302	6,292
Total revenues (A)		**54,567**	**56,579**
B.	**Production costs**		
7)	Services	13,344	17,388
8)	Rental and lease payments	2,460	1,960
9)	Personnel costs	12,712	10,829
	a) wages and salaries	*8,751*	*7,483*
	b) social security contributions	*2,880*	*2,404*
	c) employee severance payment	*668*	*552*
	e) other	*413*	*390*
10)	Amortisation, depreciation and write-downs	4,344	4,378
	a) amortisation of intangible assets:	3,165	2,995
	organisation and start-up costs	*400*	*258*
	research, development and advertising costs	–	–
	industrial patents and intellectual property rights	*2,751*	*2,737*
	other intangible assets	*14*	–
	b) depreciation of tangible assets	1,179	1,383
	plant and machinery	*106*	*92*
	industrial and commercial equipment	*17*	*32*
	other tangible assets	*1,056*	*1,259*
12)	Provisions for risks	195	16
14)	Other operating expenses	833	938
Total production costs (B)		**33,888**	**35,509**
Difference between revenues and production costs (A-B)		**20,679**	**21,070**

		31/12/2002	31/12/2001
C.	**Financial income and expenses**		
15)	Dividends		
	from subsidiaries	*30,000*	*59,928*
16)	Other financial income		
	from securities shown in current assets	–	*251*
	from subsidiaries	*8,840*	*14,482*
	from others	6,791	*10,242*
Total other revenues and income		**15,631**	**24,975**
Total financial income		**45,631**	**84,903**
17)	Interest and other financial expenses		
	to subsidiaries	*133*	–
	to banks	*119*	*1,203*
	bond expenses	*8,417*	*9,132*
	other	2,345	*4,091*
Total interest and other financial expenses		**11,014**	**14,426**
Total financial income and (expenses)		**34,617**	**70,477**
D.	**Adjustments to financial assets**		
19)	Write-downs		
	a) of investments	29,073	52,648
	c) of securities shown in current assets	1,135	–
Total adjustments to financial assets		**(30,208)**	**(52,648)**
E.	**Extraordinary income and expenses**		
21)	Extraordinary expenses	1,421	1,689
Total extraordinary income and (expenses)		**(1,421)**	**(1,689)**
Income before taxes		**23,667**	**37,210**
22)	**Income taxes**	**1,528**	**1,474**
23)	**Net income for the year**	**22,139**	**35,736**

Bulgari S.p.A.

Cash-flow statement as at 31 December 2002
and 31 December 2001
(figures in thousands of euros)

	31/12/2002	31/12/2001
A. Initial short term net cash (indebtness)	**(2,604)**	**(431)**
B. Cash flow from (to) operating activities		
Net income for the year	22,139	35,736
Amortisation and depreciation	4,344	4,378
Net book value of assets sold in the period	3	12
Write-downs of financial investments	29,073	52,648
Net change in the reserve for employee severance pay	534	261
Other changes in medium/long term liabilities	195	12
Cash flow of operating activities before changes in working capital	56,288	93,047
(Increase) Decrease in receivables shown in current assets	4,602	(25,691)
Increse (Decrease) in trade payables and other liabilities	(5,515)	3,687
Net change in accrued income and prepaid expenses	73	26
B. Total cash flow from operating activities	**55,448**	**71,069**
C. Cash flow from (to) investment activities		
Investments:		
Intangible	(4,569)	(6,676)
Tangible	(1,781)	(690)
Financial	(18,651)	(56,313)
C. Total cash flow to investment activities	**(25,001)**	**(63,679)**
D. Cash flow of shareholders' equity		
Dividends paid	(18,347)	(25,170)
Increase in authorised capital and share premiums	180	16,021
D. Total cash flow of shareholders' equity	**(18,167)**	**(9,149)**
E. Cash flow from (to) financial activities		
Net change in financial receivables due within one year	(344)	(5)
Net change in financial receivables due after one year	(100,409)	(409)
Transfer of financial payables from due after to due within one year	100,000	–
E. Total cash flow to financial activities	**(753)**	**(414)**
F. Cash flow for the year (B+C+D+E)	**11,527**	**(2,173)**
G. Net cash (short-term indebtness) at the end of the year A+F)	**8,923**	**(2,604)**

Notes to the Financial Statements
as at 31 December 2002



Notes to the Financial Statements
as at 31 December 2002

General principles

The financial statements of Bulgari S.p.A. were prepared in accordance with the Italian Civil Code and with the accounting principles drawn up by the National Association of Public Accountants and, where not specified by them, by those of the International Accounting Standards Committee (IASC). These financial statements consist of the balance sheet (drawn up in accordance with the layout set out in Articles 2424 and 2424 bis of the Civil Code), the income statement (drawn up in accordance the layout set out in Articles 2425 and 2425 bis of the Civil Code), and these accompanying notes. For the purposes of providing a better informative report, a cash-flow statement has also been included.
The function of the accompanying notes is to illustrate, analyse and, in some cases, supplement the information given in the financial statements. They contain the information required by Article 2427 and other articles of the Civil Code as regards financial statements.
The accompanying notes also provide all the additional information considered necessary to give a true and fair picture, even where such information is not specifically required by law. Corresponding amounts as at 31 December 2001 have been given for each item in the balance sheet and the income statement.
Unless otherwise indicated, amounts are expressed in thousands of euros and items with a value of zero have been omitted.

Valuation principles

The most important accounting principles, applied in the 2002 financial years in a manner consistent with their use in the 2001 financial year and in accordance with Article 2426 of the Civil Code, are set out below.

Intangible assets

Intangible assets are entered at the cost of acquisition, including incidental expenses, and are systematically amortised over their expected future useful lives within a maximum period of five years from the date of their capitalisation, with the exception of the costs relating to the procurement of the office lease agreement, which are amortised for the duration of the lease.

"Start-up and expansion costs" have been entered under this item and are amortised over five years.
The costs related to intellectual property rights relate to application software legally protected against reproduction and are amortised over three years.
The amount entered is net of the corresponding amortisation funds.
Intangible assets are devalued when their value becomes permanently less than their remaining usefulness. If, in subsequent years, the basis for the write-down is no longer applicable, the original value is reinstated, less adjusted amortisation.

Tangible assets

Tangible assets are entered at the cost of acquisition, including any directly attributable incidental expenses.
These assets are systematically depreciated each year on a straight-line basis using economic and technical rates determined in relation to the estimated useful life of the assets. The rates applied are shown in the section corresponding to the comments on the assets.
For assets acquired during the course of the year, the rate of depreciation is reduced to 50%.
Ordinary maintenance costs are fully charged to the income statement. Any costs for maintenance that result in improvements are added to the value of the corresponding assets and depreciated over their remaining useful lives.
The costs of improvements made to premises owned by third parties are depreciated over the remaining term of the lease.
The amount shown excludes the respective depreciation funds.
Tangible assets are devalued when their value is permanently less than the remaining possibility of use. If, in subsequent years, the basis for the write-down is no longer applicable, the original value is reinstated, less adjusted depreciation.

Financial investments
Investments are valued at the cost of acquisition. Investments in foreign currencies have been converted to the accounting currency at the exchange rate in effect on the date of their acquisition.
The cost is reduced to reflect permanent losses in value in the event that the associate companies have sustained losses and a profit sufficiently large to reabsorb the losses is not immediately foreseeable. The original value is reinstated in subsequent years if the reasons for the write-down made are no longer applicable.
As of 31 December 2002 all the investments were in companies not listed on the stock exchange.

Receivables and payables
Receivables are recorded at their presumed realisation value, which is the difference between their face value and the appropriations made to the bad debt reserve, which directly decrease the amount of the assets to which they relate.
Payables are entered at their face value.
Receivables and payables originally expressed in a foreign currency are converted into euros at the historical exchange rates in effect at the time of the transactions concerned. Exchange rate differences generated when foreign currency receivables are cashed or foreign currency payables are paid are entered in the income statement.
In accordance with accounting principle no. 26 of the Accounting Standards Board and as permitted by Article 2426, subsection 2, of the Civil Code, if, after taking account of the hedging agreements, a net loss arises following the conversion, at the rates in force on the balance-sheet date, of receivables and payables expressed in foreign currency and falling due within one year, this is assessed and reflected in the income statement for the year.
However, if there is a net profit, it will be assessed and reflected in the income statement for the period with a consequent revaluation of the respective receivables and payables entered in the balance sheet.
Receivables and payables expressed in foreign currency and specifically hedged against exchange risks are entered at the rate of exchange defined through hedging transactions.

Accruals and prepayments
In accordance with the principle of accruals accounting, portions of costs and revenues common to two or more financial years are recorded under these items.

Reserves for risks and charges
Reserves for risks and charges are set up to cover certain or probable negative entries, the amount and date of occurrence of which cannot be determined at the end of the year. These appropriations reflect a realistic estimate of the expenses that will be incurred on the basis of available information.

Reserve for employee severance pay
The reserve for employee severance pay is set aside to cover all liabilities accrued vis-à-vis employees under current legislation and collective labour agreements, and is stated net of advances already paid. These liabilities are subject to an index-based revaluation.

Contingent liabilities and guarantees
Guarantees and other securities issued and commitments assumed vis-à-vis third parties are entered in the amount corresponding to the commitments assumed by the Group on the balance-sheet date. Commitments on derivatives contracts that do not involve exchanges of assets are recorded at the reference face value. The related expenses or income (discounts or premiums) from derivatives contracts are reflected in the income statement in accordance with the accrual principle.
Guarantees and commitments expressed in foreign currencies are shown in their euro equivalent at the exchange rate in effect as at 31 December 2002.

Revenues and costs
Revenues and costs are shown in the income statement, in accordance with the principle of accruals accounting.

Dividends
Dividends and the associated tax credit are recorded in the year during which the dividends are actually collected.

Income taxes
Taxes are recorded on the basis of the estimated taxable income, in accordance with the provisions in force. Any taxes owed on tax suspension reserves will be calculated at the time the decision is made to distribute profits, reserves and funds, in order to reduce them.

Deferred and prepaid taxes
Deferred and prepaid taxes are recorded on the basis of the temporary differences between the amounts shown in the financial statements and the amounts acknowledged for tax purposes. Prepaid taxes are recorded only if there is reasonable certainty of their recovery. The amounts shown in the financial statements comply with the principles set forth in accounting principle no. 25 of the Accounting Standards Board.

Exceptions under subsection 4 of Article 2423 of the Civil Code.
There were no exceptions under subsections 4 of Article 2423 of the Civil Code.

Notes to the balance sheet

Assets

Long-term assets

For each of the three types of assets (intangible, tangible, and financial investments), the special tables below show for each item the historical costs, the amortisation and depreciation funds, movements during the year and the closing balances.

Intangible assets

Balance as at 31 December 2002: 9,993,000 euros

Balance as at 31 December 2001: 8,590,000 euros

Description	Historical costs as at 31/12/2001	Amortisa-tion fund	Net value as at 31/12/2001	Increases	Changes	Amorti-sation	Historical cost as at 31/12/2002	Amortisa-tion fund	Net value as at 31/12/2002
Start-up and expansion costs:									
• authorised capital increase cost	1,029	(985)	44	–	–	(15)	1,029	(1,000)	29
• Bulgari Hotels & Resorts costs	1,217	(243)	974	708	–	(385)	1,925	(628)	1,297
Total	2,246	(1,228)	1,018	708		(400)	2,954	(1,628)	1,326
Industrial patents and intellectual property rights	10,195	(6,550)	3,645	1,497	174	(2,751)	11,866	(9,301)	2,565
Assets under construction and advance payments	3,927	–	3,927	2,363	(690)	–	5,600	–	5,600
Deferred charges to be amortised	–	–	–	–	516	(14)	516	(14)	502
Total	16,368	(7,778)	8,590	4,568	–	(3,165)	20,936	(10,943)	9,993

Intangible assets totalled 9,993,000 euros, an increase of 1,403,000 euros compared with the value recorded as at 31 December 2001.

Amortisation was 3,165,000 euros whilst recorded increases totalled 4,568,000 euros, of which 2,363,000 euros correspond to assets under construction.

The item "*start-up and expansion costs*", amounting to 1,326,000 euros, mainly includes the costs related to the Bulgari Hotels & Resorts project. This project is linked to the agreement signed with Marriott International Inc. to develop and manage exclusive hotels, resorts and residences under the BVLGARI name. The costs incurred in developing the project and "Brand Standards" such as design and furnishings amount to 1,297,000 euros, as at 31 December 2002 and are capitalised and amortised over a period of five years.

The item "*industrial patents and intellectual property rights*", amounting to 2,565,000 euros, includes the rights relating to application software for the management of various corporate activities and is mainly made up of investments for an integrated application software package, on the whole charged to other Group companies on the basis of specific contracts.

The item "*assets under construction and advance payments*", amounting to 5,600,000 euros, relates to the costs sustained for the development of integrated application software for procedures which were still in the implementation stage on the balance sheet date.

The item "*deferred charges to be amortised,*" amounting to 502,000 euros, relates to the costs sustained in taking over the lease for the new administrative offices and General Management offices situated in Rome, Lungotevere Marzio 11, which took place during the 2002 financial year.

Tangible assets

Balance as at 31 December 2002: 2,481,000 euros

Balance as at 31 December 2001: 1,881,000 euros

Changes in tangible assets are shown in the following table:

Description	Historical costs as at 31/12/2001	Deprecia-tion fund	Net balance as at 31/12/2001	Increases	Decreases	Deprecia-tion	Uses of fund	Historical cost as at 31/12/2002	Deprecia-tion fund	Net balance as at 31/12/2002
Plant and machinery	685	(516)	169	182	–	(106)	–	867	(622)	245
Industrial and commercial equipment	409	(364)	45	8	–	(17)	–	417	(381)	36
Other tangible assets:										
Electronic equipment	3,095	(2,222)	873	954	(4)	(749)	1	4,045	(2,970)	1,075
Premises improvements	1,924	(1,522)	402	495	–	(191)	–	2,419	(1,713)	706
Other	1,472	(1,080)	392	143	–	(116)	–	1,615	(1,196)	419
Total other tangible assets	6,491	(4,824)	1,667	1,592	(4)	(1,056)	1	8,079	(5,879)	2,200
Total	7,585	(5,704)	1,881	1,782	(4)	(1,179)	1	9,363	(6,882)	2,481
(*) of which in advance		(1,131)				(310)			(1,441)	

Tangible assets totalled 2,481,000 euros, a net increase of 600,000 euros in the year compared with 31 December 2001.

This item is broken down as follows:

Plant and machinery, amounting to 245,000 euros, increased by 76,000 euros and relates to alarm and communication systems.

Industrial and commercial equipment, amounting to 36,000 euros, decreased by 9,000 euros and mainly relates to equipment and additional materials for setting up displays and show-cases.

Other tangible assets, amounting to 2,200,000 euros, recorded an increase of 533,000 euros and consists of furniture, furnishings and office machinery, electronic equipment, vehicles and amounts spent on improvements to leased premises.

Tangible investments made during the year amounted to 1,782,000 euros and principally relate to the purchase of electronic equipment, servers and printers (954,000 euros), costs for the reorganisation and adaptation of premises at the Rome offices situated at Lungotevere Marzio 11 (495,000 euros) and the installation of alarm and communication systems (182,000 euros).

Depreciation made during the year totalled 1,179,000 euros of which 310,000 euros corresponds to accelerated depreciation on electronic machinery such as computers, servers and printers. The related impacts on the operating result and shareholders' equity are discussed in the section on shareholders' equity.

Depreciation was calculated by applying the following rates:

Plant and machinery	25% - 30%
Industrial and commercial equipment	15%
Other tangible assets:	
• Office electronic equipment	20%
• Office furniture and equipment	12%
• Vehicles	25%
• Furnishing	15%

Improvements made to leased premises are recorded at cost and are depreciated over the remaining term of the lease.

The various depreciation rates applied to the *plant and machinery* category relate to special communications systems and alarm systems respectively.

Financial investments

Investments in subsidiaries
Balance as at 31 December 2002: 60,561,000 euros
Balance as at 31 December 2001: 59,910,000 euros

Investments subsidiaries	in % owned	Balance as at 31/12/2001	Increases	Decreases	Balance as at 31/12/2002
Bulgari Italia S.p.A.	100%	9,520			9,520
Bulgari Gioielli S.p.A.	100%	2,593			2,593
Bulgari Parfums Italia S.p.A.	100%	1,035			1,035
Bulgari International Corp. N.V.	100%	46,610			46,610
Bulgari Netherlands B.V.	100%	–			–
Bulgari (Luxembourg) S.A.	100%	99	618		717
Bulgari Milan Hotel Leasing Co. S.r.l.	3.25%		33		33
Bulgari Portugal Lda	100%	53			53
Total subsidiaries		59,910	651	–	60,561

The value of investments in subsidiaries, totalling 60,561,000 euros, shows an increase of 651,000 euros on 31 December 2001. As shown in the table above, this increase is principally due to the capital contribution of 618,000 euros made in favour of Bulgari Luxembourg S.A.. This contribution was used for capital contributions, finalised through Bulgari Hotel & Resort B.V., in Bulgari Milan Hotel Leasing Company S.r.l., a company set up in February 2002 .
Bulgari Milan Hotel Leasing Company S.r.l., is owned by Bulgari Hotel & Resort B.V. (95%), Bulgari S.p.A. (3.25%) and by the Marriott Group (1.75%) and was set up in relation to the joint venture between Bulgari S.p.A. and Marriott International Inc. for the operation of the luxury BVLGARI hotel in Milan, which is scheduled to open by the end of 2003.
The increase of 33,000 euros in the shareholding in Bulgari Milan Hotel Leasing Company S.r.l. in fact relates to capital contributions made in this company for the percentage owned directly. The investment in Bulgari Netherland B.V. has been completely devalued following the equity deficit recorded by the subsidiary as at 31 December 2002.

Receivables from subsidiaries
Balance as at 31 December 2002: 350,000 euros
Balance as at 31 December 2001: zero

This item, totalling 350,000 euros, includes the financial loan, falling due after one year, to Bulgari Milan Hotel Leasing Company S.r.l. and corresponds to two long-term loans each of 175,000 euros, at a rate of 6.50% and 6.42% respectively, granted in accordance with the agreements signed with the Marriott Group.

Other receivables
Balance as at 31 December 2002: 2,000 euros
Balance as at 31 December 2001: 8,000 euros

The item *Other receivables*, totalling 2,000 euros, (8,000 euros as at 31 December 2001) relates to security deposits paid for various uses.

Current assets

Receivables

Trade receivables
Balance as at 31 December 2002: 2,414,000 euros
Balance as at 31 December 2001: 2,626,000 euros

This item amounts to 2,414,000 euros (2,626,000 euros as at 31 December 2001) and entirely consists of trade receivables falling due within one year essentially relating to royalties claimed from companies licensed to use the BVLGARI trademark. This item decreased by 212,000 euros compared with the previous year and is shown in the following table, excluding provisions for bad debts amounting to 492,000 euros.

Description	31/12/2002	31/12/2001
Trade receivables	2,906	3,118
– provisions for bad debts	(492)	(492)
Total trade receivables	2,414	2,626

Receivables from subsidiaries
Balance as at 31 December 2002: 236,202,000 euros
Balance as at 31 December 2001: 240,603,000 euros

As of 31 December 2002, this item was 236,202,000 euros, compared with 240,603,000 euros as at 31 December 2001. It consists of current receivables from subsidiaries and is broken down as follows:

Description	31/12/2002	31/12/2001
Financial loans	203,588	211,727
Trade receivables	30,592	27,637
Other receivables	2,022	1,239
Total receivables from subsidiaries	236,202	240,603

Financial loans totalling 203,588,000 euros (211,727,000 euros as at 31 December 2001) mainly consist of receivables from intra-group current accounts arising from the centralised treasury management of the Italian subsidiaries and from short-term loans granted to subsidiaries.
Receivables from intra-group current accounts, totalling 113,132,000 euros, are principally claimed from Bulgari Italia S.p.A. (94,196,000 euros compared with 104,279,000 euros as at
31 December 2001) and Bulgari Gioielli S.p.A. (16,480,000 euros compared with 16,509,000 euros as at 31 December 2001). These current accounts are interest-bearing in accordance with market conditions.
Receivables from short-term loans, all with maturity at sight, totalling 90,454,000 euros are principally claimed from Bulgari International Corporation N.V. (43,685,000 euros) and from Bulgari Global Operations S.A. (40,366,000 euros). These loans in euros or foreign currency are set at the market rates for demand accounts.

Trade receivables totalling 30,592,000 euros principally relate to royalties receivable for use of the trademark and these increased by 2,955,000 euros compared with 31 December 2001.

The "Other receivables" item, amounting to 2,022,000 euros is up by 783,000 euros compared with 31 December 2001 and relates to an amount paid to Bulgari Parfums Italia S.p.A. for payables transferred as part of the Group's VAT payment.

Other receivables
Balance as at 31 December 2002: 14,801,000 euros
Balance as at 31 December 2001: 17,413,000 euros

The breakdown is shown below:

Description	31/12/2002	31/12/2001
Falling due within one year:		
Corporate Income Tax receivables	3,493	2,786
VAT receivables	1,292	2,511
Receivables from Tax Authorities in accordance with Law 662/96	103	109
Receivables from revaluations of foreign currency transactions	49	102
Other sundry receivables	42	24
Advances to suppliers	-	18
Total falling due within one year	4,979	5,550
Falling due after one year:		
VAT receivables	9,822	11,863
Total falling due after one year	9,822	11,863
Total other receivables	14,801	17,413

As shown in the table above, at the end of the 2002 financial year, this item recorded an overall decrease of 2,612,000 euros, compared with 31 December 2001.

Receivables falling due within one year:
Receivables falling due within one year decreased by 571,000 euros and principally relate to the following receivables:
- Corporate Income Tax receivable, totalling 3,493,000 euros, increased by 707,000 euros compared with the end of the previous financial year and includes the amount due resulting from the 2001 income tax return, amounting to 2,786,000 euros, and from withholdings on income earned abroad and from withholdings on interest amounting to 707,000 euros.
- VAT receivable, totalling 1,292,000 euros, decreased by 1,219,000 euros compared with the previous financial year. This decrease is essentially due to the refund requested in the 2001 annual return of 787,000 euros, (then entered in other receivables falling due within one year) and to the credit used as offsetting in 2002. The VAT credit represents the cumulative credit claimed from the Tax Authorities by Italian companies participating in the Group VAT payment in accordance with Article 73, final sub-section of Presidential Decree 633/72 and Article 3 of the Ministerial Decree of 13.12.1979.
- receivables from revaluations of foreign currency transactions relate to the revaluation, carried out with end-of-year exchange rates, of financial futures transactions and swap contracts in force as at 31 December 2002, which have generated, as a counter-item, gains on foreign exchange.

Receivables falling due after one year:
Receivables falling due after one year, totalling 9,822,000 euros, decreased by 2,041,000 euros and are made up of the VAT refund requested for the years 1998, 1999, 2000 and 2001 as well as the corresponding interest accrued. The decrease compared with the previous year is principally due to the payment of the credit for 1997 excluding the aforementioned refund for the year 2001.

Assets not included in long-term assets

Treasury stock holdings
Balance as at 31 December 2002: 2,623,000 euros
Balance as at 31 December 2001: zero

The amount given in the balance sheet as at 31 December 2002 relates to purchases amounting to a total of 580,313 treasury stocks during the 2002 financial year, within the limits and in accordance with the terms and conditions laid down by the Annual General Meeting of 29 April 2002. These shares have a unit face value of 0.07 euros, an average unit price of 6.47 euros, making a total amount of 3,758,000 euros.
The proportion of share capital, corresponding to treasury stocks owned, as at 31 December 2002 was 41,000 euros. As at 31 December 2002, the list price of the security was 4.52 euros and the value of the treasury stocks was therefore adjusted to this amount with the consequent recording of a loss of 1,135,000 euros entered amongst adjustments of financial assets in the income statement.

Cash and bank balances
Balance as at 31 December 2002: 9,347,000 euros
Balance as at 31 December 2001: 3,551,000 euros

Cash and bank balances as at 31 December 2002 amounted to 9,347,000 euros, a rise of 5,796,000 euros on the year ended 31 December 2001. As shown in the table below, the rise is the result of the increase in cash in bank accounts at the end of the 2002 financial year.

Description	31/12/2002	31/12/2001
Bank deposits	9,328	3,521
Cash on hand and cash assets	19	30
Total	9,347	3,551

Accrued income and prepaid expenses
Balance as at 31 December 2002: 704,000 euros
Balance as at 31 December 2001: 807,000 euros

Accrued income and prepaid expenses amount to 704,000 euros, a decrease of 103,000 euros on the amount of 807,000 euros recorded as at 31 December 2001.
As shown in the breakdown below, this item is made up of accrued income relating to premiums on interest rate hedging transactions for the 100,000,000 euro bond and to accrued income on contracts for futures transactions.

As for prepaid expenses, these relate to prepayments on leases, insurance premiums and maintenance and leasing fees. Also included are prepaid expenses for incidental expenses and an issue premium corresponding to the aforementioned bond, incurred during 2000 and relating to the future year, as best illustrated below in the comment under the item "Bonds payable".

Description	31/12/2002	31/12/2001
Accrued income	227	246
Prepaid expenses:		
• lease payments, insurance premiums and others	369	343
• costs and fees relating to the bond	64	129
• issue discount on the bond	44	89
Total prepaid expenses	477	561
Total accrued income and prepaid expenses	704	807

Liabilities

Shareholder's equity

Shareholders' equity
Balance as at 31 December 2002: 201,187,000 euros
Balance as at 31 December 2001: 197,215,000 euros

Movements in the items comprising shareholders' equity are shown in an attachment to these statements. Comments on the main items comprising shareholders' equity and their changes are given below:

Authorised capital
Balance as at 31 December 2002: 20,720,000 euros
Balance as at 31 December 2001: 20,715,000 euros

The authorised capital, fully subscribed paid up, is 20,720,000 euros, an increase of 5,000 euros on 31 December 2001.
This increase is due to the issue of 64,000 ordinary shares (new issue, ownership from 1 January 2002), following the exercise of shares option rights under the stock option plan reserved for some employees, with a consequent increase in the authorised capital.
As at 31 December 2002, the authorized capital therefore consisted of 295,994,920 shares each with a face value of 0.07 euros, making a total value of 20,720,000 euros.

Share premium reserve
Balance as at 31 December 2002: 110,317,000 euros
Balance as at 31 December 2001: 112,765,000 euros

The share premium reserve, as at 31 December 2002, decreased by 2,448,000 euros compared with the end of the previous year.
The decrease recorded was generated as follows:
• reduction of 2,623,000 euros for constituting the reserve for treasury stock holdings, in accordance with Article 2357 – ter of the Civil Code as shown below;
• increase of 175,000 euros, arising from the authorised capital increase carried out by issuing 64,000 new shares, associated with the exercise of share option rights under the aforementioned stock option plan.

Legal reserve
Balance as at 31 December 2002: 5,762,000 euros
Balance as at 31 December 2001: 5,762,000 euros

The legal reserve, compared with the figure shown in the balance sheet for the year ended 31 December 2001, has not undergone any changes since one fifth of the authorised capital has been reached.

Reserve for treasury stock holdings
Balance as at 31 December 2002: 2,623,000 euros
Balance as at 31 December 2001: zero

As at 31 December 2002, this reserve, formed in accordance with Article 2357 - ter of the Civil Code, amounts to 2,623,000 euros and corresponds to the purchase of 580,313 treasury stocks made on several occasions during the

2002 financial year, within the limits and according to the terms and conditions specified in the decisions of the meetings held on 27 April 2001 and 29 April 2002.

Other reserves
Balance as at 31 December 2002: 2,106,000 euros
Balance as at 31 December 2001: 2,106,000 euros

The breakdown of the item in question, which shows no change from 31 December 2002, is as follows:

Description	31/12/2002	31/12/2001
1. Extraordinary reserve	28	28
2. Taxed reserve 1983	145	145
3. Gains on assets contributed in acc. with Law No. 576/1975	1,933	1,933
Total	2,106	2,106

Retained earnings
Balance as at 31 December 2002: 37,520,000 euros
Balance as at 31 December 2001: 20,131,000 euros

This item includes retained earnings carried forward from previous years. The amount shown in the balance sheet is up by 17,389,000 euros compared with the figure recorded as at 31 December 2001, as a result of allocation of the remaining part of 2001 net income, as approved by the meeting of shareholders on 29 April 2002, following distribution of part of the 2001 income to shareholders which took place in 2002.

For completeness of information, we point out that value adjustments and provisions made during the current and previous years in accordance with tax regulations, entered to reduce the respective items of the assets, have resulted, besides the tax effect, in shareholders' equity being reduced by 197,000 euros and higher net income for the period of 340,000 euros, as shown below:

Description	Shareholders' equity	Net income
1. Accelerated depreciation	197	(83)
2. Write-down of receivables	–	(257)
Total	197	(340)

Reserves for risks and charges
Balance as at 31 December 2002: 12,877,000 euros
Balance as at 31 December 2001: 1,609,000 euros

The item in question totals 12,877,000 euros compared with 1,609,000 euros as at 31 December 2001, as shown in the following table:

Description	Balance as at 31/12/2001	Advance payments made	Net balance as at 31/12/2001	Provisions	Use of reserve	Net balance as at 31/12/2002
Reserves for risk and charges						
• Reserve for taxes	894	(32)	862	195	–	1,057
Other:						
• hedging fund for subsidiary losses	747	–	747	29,073	18,000	11,820
Total	1,641	(32)	1.609	27,627	18,000	12,877

Reserve for taxes:
The reserve for taxes, totalling 1,057,000 euros, is allocated in the light of the notices of assessment to adjust the income tax returns for the years 1988, 1989 and 1990 corresponding to an amount of 872,000 euros and against a notice of dispute issued by the Finance police, in relation to the years 1999, 2000 and 2001, corresponding to an amount of 185,000 euros.
The increase in the reserve is principally due to the provision of 185,000 euros made as a precaution in relation to the aforementioned notice of dispute. We also point out that it is the Company's intention to avail itself of the provisions of Article 15, subsection 5 of Law 289/2002 in relation to the definition of this record of dispute.
The remaining difference of the provision, amounting to 10,000 euros, relates to interest accrued during the year on the notices of assessment for the years 1988, 1989 and 1990. In relation to these, separate appeals are pending and, in particular, we point out the following:

- in relation to the year 1988, the Provincial Tax Commission of Rome has accepted the appeal submitted and it is currently pending before the Regional Commission;
- in relation to the year 1989, the Provincial Tax Commission of Rome has partly accepted the appeal submitted and it is currently pending before the Regional Commission;
- in relation to the year 1990, the Regional Commission, in January 2003, accepting the company's interlocutory appeal and in total rejection of the judgment contested, declared that the notice of assessment was null and void.

Hedging fund for losses of subsidiaries:
This item amounts to 11,820,000 euros compared with the amount of 747,000 euros in the previous year.
During the 2002 financial year, in view of the period loss as at 30 September 2002 recorded by Bulgari Netherlands B.V. in the amount of 19,944,000 euros, a provision for the same amount was made and, thus, a payment of 18,000,000 euros was made to partly hedge this period loss.
At the end of the year, following further losses recorded in the period, a further provision of 9,129,000 euros was made thereby adjusting the provision for hedging losses to the period loss sustained by Bulgari Netherlands B.V excluding the aforementioned partial balance of 18,000,000 euros.

Reserve for employee severance pay
Balance as at 31 December 2002: 2,643,000 euros
Balance as at 31 December 2001: 2,109,000 euros

This reserve, set aside pursuant to Article 2120 of the Civil Code, is calculated in accordance with Law 482/85. Changes in the fund during the period are as follows:

Description	31/12/2001	Increases	Payments made	31/12/2002
ESP reserve	2,422	783	(178)	3,027
Advance on ESP	(313)	(85)	14	(384)
Net ESP reserve	2,109	698	(164)	2,643

Payables

Bonds
Balance as at 31 December 2002: 100,000,000 euros
Balance as at 31 December 2001: 100,000,000 euros

Bonds falling due within one year:
This item, showing no change from the balance recorded as at 31 December 2002, amounts to 100,000,000 euros

and represents the liability relating to the bond with the same face value, which was issued on 5 December 2000, with maturity on 5 December 2003, at the Euribor 6-month interest rate +0.50%. The issue price was 99.862% of the face value. The issue discount and the incidental costs incurred were divided and charged to the income statement based on the term of the loan.

Bank overdraft and borrowings
Balance as at 31 December 2002: 1,037,000 euros
Balance as at 31 December 2001: 7,177,000 euros

Bank overdraft and borrowings is broken down as follows:

Description	Due within 1 year	Due between 1 and 5 years	Due after 5 years	Balance as at 31/12/2002	Balance as at 31/12/2001
Overdraw current accounts and unsecured loans	15	–	–	15	5,746
Secured loans	409	613	–	1,022	1,431
Total	424	613	–	1,037	7,177

This item, totalling 1,037,000 euros, decreased by 6,140,000 euros compared with the value on 31 December 2001 and reflects the improvement in short-term net cash generated during the year.
Secured loans of 1,022,000 euros relate to a loan, granted by Simest S.p.A., paid out in several tranches, repayable half-yearly and secured by bank guarantee. The preferential rate applied to the loan is an annual effective rate of 2.46% and the final maturity of this loan is set at 27 May 2005.

Trade payables
Balance as at 31 December 2002: 5,901,000 euros
Balance as at 31 December 2001: 6,445,000 euros

As at 31 December 2002, trade payables totalled 5,901,000 euros compared with 6,445,000 euros for the year ended 31 December 2001. This item includes commercial payables including payables for invoices to be received corresponding to the year.

Payable to subsidiaries
Balance as at 31 December 2002: 10,762,000 euros
Balance as at 31 December 2001: 17,428,000 euros

The breakdown of "payable to subsidiaries" is given below:

Description	31/12/2002	31/12/2001
Sundry payables	10,382	11,626
Payables for share capital subscribed but not paid up	–	5,385
Trade payables	380	417
Total	10,762	17,428

Amounts payable to subsidiaries, as at 31 December 2001, total 10,762,000 euros, a decrease of 6,666,000 euros on the end of the 2001 financial year.
The decrease principally relates to the amount of 5,385,000 euros payable to Bulgari Italia S.p.A. for share capital subscribed, as recorded at 31 December 2001, and paid up in the first few months of the 2002 financial year.
The item "Sundry payables", totalling 10,382 euros (11,626,000 euros as at 31 December 2001), consists mainly of VAT refunds transferred from Italian subsidiaries for the purposes of the Group VAT payment amounting to 10,132,000 euros. This amount has a counter-item in the item "other receivables" posted in the assets section of the balance sheet.

Trade payables to subsidiaries amount to 380,000 euros compared with 417,000 euros as at 31 December 2001. This item also includes amounts payable to subsidiaries for invoices to be received corresponding to the 2002 financial year.

Taxes payables
Balance as at 31 December 2002: 796,000 euros
Balance as at 31 December 2001: 405,000 euros

This item, totalling 796,000 euros, (405,000 euros in the previous year) includes amounts payable all falling due within one year.

Its composition is as follows:

Description	31/12/2002	31/12/2001
Amounts payable for:		
Local income tax (IRAP)	76	34
Personal income tax withheld at source	462	365
Other amounts payable	258	6
Total	796	405

The local income tax (IRAP) liability, totalling 76,000 euros, is recorded net of advance payments paid for the year 2002 in the amount of 1,452,000 euros.
Personal income tax withheld at source, totalling 462,000 euros, relates to withholdings made in December 2002, on payments made and fees paid to self-employed persons and freelance workers.
These were paid in January 2003.
The "other payables" item, totalling 258,000 euros, includes the amount set aside in order to take advantage of the tax amnesty for previous years as specified in Article 8 of Law 289 of 27 December 2002.

Payable to social security institutions
Balance as at 31 December 2002: 620,000 euros
Balance as at 31 December 2001: 474,000 euros

Amounts payable to social security institutions totalled 620,000 euros, all falling due within one year. This item refers to amounts payable to these institutions for contributions by both the Company and its permanent employees and workers, due on wages and salaries paid in December 2002 and provided in January 2003.

Other payables
Balance as at 31 December 2002: 3,079,000 euros
Balance as at 31 December 2001: 1,921,000 euros

This item, also showing all payables falling due within one year, amounts to 3,079,000 euros and shows an increase of 1,158,000 euros on the previous year. As shown in the following table, the increase recorded is mainly the result of increased wages and salaries due to employees and of increased fees to be paid to directors. The item is broken down as follows:

Description	31/12/2002	31/12/2001
Wages and salaries due to employees	1,556	1,046
Amounts payable to directors	648	244
Charges on salaries to be paid	404	292
Payables to shareholders for dividends	142	140
Other payables	329	199
Total	3,079	1,921

"Wages and salaries due to employees", totalling 1,556,000 euros (+510,000 euros on the previous year) corresponds to deferred salaries and includes provisions made for holidays due but not yet taken, fourteenth month payment, incentive bonuses, and the corresponding share of employee severance pay calculated on these salaries due.
"Amounts payable to Directors", totalling 648,000 euros (+404,000 euros compared with 31 December 2001) relates to fees to be paid to Directors and Auditors for the year 2002.
"Charges on salaries to be paid", amounting to 404,000 euros as at 31 December 2002 compared with 292,000 euros as at 31 December 2001, refers to the amount of charges payable by the company, calculated on deferred wages and salaries.
"Payables to shareholders for dividends", amounting to 142,000 euros, refers to dividends approved but not yet paid.
"Other payables" amount to 329,000 euros and include the amount of 253,000 euros for revaluations, made at year-end exchange rates, on foreign currency transactions, such as futures hedging transactions and swap contracts in place on 31 December 2002, which led to losses on foreign exchange.

Accrued liabilities and deferred income
Balance as at 31 December 2002: 576,000 euros
Balance as at 31 December 2001: 606,000 euros

The balance of accrued liabilities and deferred income as entered in the balance sheet as at 31 December 2002, totalled 576,000 euros compared with 606,000 euros in the previous year and these entirely relate to accrued liabilities.
As shown in the table below, the item mainly corresponds to interest payable and premiums payable on hedging transactions in relation to the 100,000,000 euro bond.

Description	31/12/2002	31/12/2001
Accrued liabilities:		
• interest on the bond	260	279
• premiums payable on hedging transactions relating to the bond	312	317
• other	4	9
Total accrued liabilities	576	605
Deferred income	–	1
Total	576	606

Contingent liabilities and guarantees
Balance as at 31 December 2002: 142,278,000 euros
Balance as at 31 December 2001: 157,974,000 euros

This item includes guarantees given for bank loans and other bonds, as well as commitments assumed by the Company vis-à-vis third parties. This item is down by 15,696,000 euros on the previous year.
The item "Guarantees issued" refers to guarantees issued to Credit Institutions in relation to credit lines granted to subsidiaries. These decreased by 5,899,000 euros compared with the previous year.
"Lease payments due", amounting to 6,185,000 euros, includes lease payments for the General Management offices and administrative offices and for long-term lease payments on company cars.
"Guarantees received", which total 7,048,000 euros, mainly relate to a guarantee of 1,022,000 euros issued in favour of the Company by Credit Institutions in relation to the aforementioned loan granted by Simest S.p.A., and to bank guarantees (5,786,000 euros) issued in favour of the Inland Revenue for VAT refunds requested or paid in the annual tax return.
The item "Other" shows a decrease of 13,503,000 euros on the previous year and includes commitments for futures transactions totalling 21,578,000 euros, in relation to contracts signed with various Credit Institutions for futures sales transactions intended to hedge against foreign exchange risk on financial credits and trade receivables, and the amount of 3,451,000 euros relating to the sale with recourse of the VAT credit for the year 1997.

The following table shows a breakdown of the item and a comparison with the previous year:

Description	31/12/2002	31/12/2001
GUARANTEES ISSUED :		
• guarantees to subsidiaries	104,016	109,915
LEASE PAYMENTS DUE	6,185	4,343
GUARANTEES RECEIVED:		
• guarantees from third parties	7,048	5,184
OTHER:		
• factoring	3,451	1,901
• other commitments	21,578	36,631
TOTAL OTHER	25,029	38,532
TOTAL CONTINGENT LIABILITIES	142,278	157,974

A breakdown of lease and rental payments by year is given below:

2003	euro	1,485,000
2004	euro	1,332,000
2005	euro	1,102,000
2006	euro	1,000,000
2007	euro	953,000
2008	euro	313,000
Total	euro	6,185,000

Information on the income statement

Revenues

Revenues from sales and services
Amount for 2002 financial year: 47,265,000 euros
Amount for 2001 financial year: 50,287,000 euros

Revenues from sales and services for the year 2002 amount to 47,265,000 euros compared with 50,287,000 euros as at 31 December 2001. These are broken down as follows:

Description	2002	2001
Revenues for use of trademark:		
Royalties from Group companies	39,853	43,180
Royalties from third-party companies	6,198	5,672
Total revenues for use of trademark	46,051	48,852
Revenues from services:		
Services provided to Group companies	1,214	1,435
Total revenues from royalties and services	47,265	50,287

Revenues for use of the trademark amount to 46,051,000 euros, a decrease of 2,801,000 euros on the 2001 financial year (–6% approximately). Even at equal exchange rates, the decrease in revenues on the 2001 financial year would have been approximately 6%.
Revenues earned from royalties from Group companies totalled 39,853,000 euros, a decreased of 3,327,000 euros compared with the 2001 financial year. As described in the Management Report and in the accompanying notes to the consolidated financial statements, particular attention was paid in 2002 to the management of the stocks of Group companies and to optimising their processes. These actions contributed to the reduction of the inventory values of Group companies and influenced the volume of sales of wholesale and production companies, with the exception of Bulgari Parfums S.A.; in fact, the decrease in revenues earned from royalties from Group companies, compared with the previous year, is attributable in the amount of approximately 2,800,000 euros to wholesale and production companies, excluding Bulgari Parfums S.A..
Revenues earned from royalties from third party companies, also including revenues received by Luxottica S.p.A. and by Rosenthal Italia, totalling 6,198,000 euros, increased by 526,000 euros compared with the previous year.
Revenues from services, relating to the activity carried out with regard to Group companies in the year 2002 and governed by special contracts, generated revenues of 1,214,000 euros compared with 1,435,000 euros in the 2001 financial year.
The breakdown of revenues for sales and services by geographical area of allocation has already been presented in the Management Report to which reference can be made.

Other revenues and income
Amount for 2002 financial year: 7,302,000 euros
Amount for 2001 financial year: 6,292,000 euros

"*Other income and revenues*" total 7,302,000 euros, an increase of 1,010,000 euros on the year before. This item mainly includes operating revenues from Group companies as well as extraordinary income and other revenues.
Operating revenues from Group companies, amounting to 6,361,000 euros (5,755,000 euros in 2001), relate to the recovery of costs for commercial, technical, marketing and IT advice (3,274,000 euros), recovery for the use of application software and the related development and implementation costs (2,731,000 euros) and revenues from agreements for the subleasing of offices at Lungotevere Marzio in Rome, signed with Bulgari Gioielli S.p.A. and

Bulgari Parfums Italia S.p.A. (356,000 euros). These agreements with Group companies are governed by specific contracts between the parties.
The breakdown for this item is as follows:

Description	2002	2001
Recovery of operating costs to group companies	6,361	5,755
Other revenues	405	349
Extraordinary income	536	177
Gains	-	11
Total sundry revenues and income	7,302	6,292

Production costs

Costs for services

Amount for 2002 financial year: 13,344,000 euros
Amount for 2001 financial year: 17,388,000 euros

Costs for services as at 31 December 2002 amounted to 13,344,000 euros compared with 17,388,000 euros in 2001. A careful cost containment policy was introduced in 2002 aimed at seeking economies of scale and greater organisational efficiency. The positive results achieved have had a significant impact on this item, which has recorded a decrease of 4,044,000 euros on the previous financial year. A breakdown is given below:

Description	2002	2001
Advertising and promotion costs	3,300	6,211
Technical, organisational, legal, tax, and administrative consultancy services	2,842	3,654
Fees paid to directors and statutory auditors	2,468	2,398
Services for employees and administrative bodies	1,888	2,157
Protection and registration of trademarks and designs	802	990
Energy, telephone and communications costs	390	508
Maintenance and repair costs	693	565
Intra-group services	446	301
Business expenses	64	142
Security services	85	125
Insurance premiums	172	136
Other services	194	201
Total	13,344	17,388

The most significant items are:

- "Advertising and promotion costs", totalling 3,300,000 euros, compared with 6,211,000 euros recorded as at 31 December of the previous year, a decrease of 2,911,000 euros. These consist mainly of costs incurred in the sponsorship of international events and exhibitions, promotion of the BVLGARI name through national and international cinematographic productions and the purchase of advertising spaces in international magazines and on the Internet. We should point out that, in 2001, considerable costs were incurred in relation to an international event that took place in Rome for launching the new Lucea jewellery collection;
- "External charges for services", totalling 2,842,000 euros, show a decrease of 812,000 euros on the previous year. External charges for services essentially relate to tax, legal, technical, commercial and administrative consultancy and costs for IT consultancy. These also include consultancy costs for organisation and development and for training, selecting and recruiting personnel;
- "Fees paid to Directors and Statutory Auditors", totalling 2,468,000 euros, (2,398,000 euros in 2001), includes fees of 2,391,000 euros paid to Directors and of 77,000 euros paid to the Statutory Auditors.
- Costs of "services for employees and administrative bodies", totalling 1,888,000 euros (2,157,000 euros in

2001), decreased by 269,000 euros. These included the costs and reimbursement of travel and business expenses for employees and members of the Board of Directors;

- the costs for the protection and registration of trademarks and designs, totalling 802,000 euros, compared with 990,000 euros in the previous year, recorded a decrease of 188,000 euros.

Rental and lease payments

Amount for 2002 financial year: 2,460,000 euros
Amount for 2001 financial year: 1,960,000 euros

Rental and lease payments totalled 2,460,000 euros, an increase of 500,000 euros from 31 December 2001.
The item includes:

- lease payments on the premises used as the registered office and the General Management and administrative offices of the Company and incidental costs totalling 1,271,000 euros (1,017,000 euros in 2001, +19%);
- lease payments for company cars and office equipment totalling 359,000 euros (309,000 euros in 2001, +16%);
- lease payments for hardware and software totalling 830,000 euros (634,000 euros in 2001, +31%), of which 780,000 euros relate to computers to which the increase recorded is principally attributable.

This item is recorded gross of the recoveries made as a result of the agreements for the subleasing of the office buildings relating to Bulgari Gioielli S.p.A. and Bulgari Parfums Italia S.p.A..

Personnel costs

Amount for 2002 financial year: 12,712,000 euros
Amount for 2001 financial year: 10,829,000 euros

A detailed breakdown for each individual item of these costs has already been given in the income statement to which reference can be made.
Personnel costs totalled 12,712,000 euros, an overall increase of 1,883,000 euros compared with 31 December 2001, equivalent to approximately 17%. The increase is partly due to the increase in the average number of employees, which rose from 168 in 2001 to 184 in 2002 (+10%), and, partly, to an increase in salaries paid and bonuses to be paid. On 31 December 2002, the number of employees was 188 compared with 175 on 31 December 2001.

A breakdown by category of changes in the number of employees during the year is shown below:

	Situation in 2001	Joined	Left	Changed category	Situation in 2002	Average for 2002	Average for 2001
Senior Managers	20	4	(2)	4	26	25	20
Managers	17	2	(1)	3	21	19	15
Office workers	124	30	(23)	(7)	124	124	118
Manual workers	14	4	(1)		17	16	15
Total	175	40	(27)		188	184	168

Amortisation, depreciation and write-downs

Amortisation and depreciation
Amount for 2002 financial year: 4,344,000 euros
Amount for 2001 financial year: 4,378,000 euros

Amortisation and depreciation totalled 4,344,000 euros, in line with the figure of 4,378,000 euros posted in the previous financial year. In this year, as in the previous one, provisions for accelerated depreciation were made in relation to electronic equipment and computers in an amount of 310,000 euros (336,000 euros in 2001).
The breakdown of the two sub-items "amortisation of intangible assets" and "depreciation of tangible assets" has already been provided in the income statement and in the statement showing movements in intangible assets to which reference can be made for further details.

Provisions for risks
Amount for 2002 financial year: 195,000 euros
Amount for 2001 financial year: 16,000 euros

This item essentially relates to the provision for taxes, amounting to 185,000 euros, made as a precaution in relation to the record of dispute drawn up by the Tax Police for the financial years 1999, 2000 and 2001, comments on which are made in the item "Reserve for risks" in the liabilities section of the balance sheet. The difference of 10,000 euros set aside corresponds to the aforementioned period interest on the assessments for the years 1988, 1989 and 1990.

Other operating expenses
Amount for 2002 financial year: 833,000 euros
Amount for 2001 financial year: 938,000 euros

Sundry operating expenses totalled 833,000 euros, an increase of 105,000 euros compared with the year ended 31 December 2001.
This item consists mainly of costs for various consumables (124,000 euros), stock exchange listing fees owed to the Italian Stock Exchange Council (123,000 euros), postage and shipping charges (128,000 euros), and commissions and fees paid to Monte Titoli depositaries (96,000 euros). Also included in this item are the costs of stationery, books and publications, costs for the management of company cars, as well as other expenses such as taxes, stamp duties, local taxes, and all other costs associated with the running of the company.

Financial income and expenses
Amount for 2002 financial year: 34,617,000 euros
Amount for 2001 financial year: 70,477,000 euros

The balance recorded as at 31 December 2002, arising from the difference between financial income and financial expenses, totalled 34,617,000 euros, a decrease of 35,860,000 euros on the previous year. This decrease is mainly due to the lower dividends received in 2002 as compared with the 2001 financial year.

The significant values relating to gains and losses on foreign exchange shown in the tables below are mainly related to the financial activity of hedging against exchange risks.

Financial income
Amount for 2002 financial year: 45,631,000 euros
Amount for 2001 financial year: 84,903,000 euros

The financial income recorded in the 2002 financial year amounts to 45,631,000 euros compared with 84,903,000 euros in the previous year.
The following table gives a breakdown of this item:

Description	2002	2001
Dividends	30,000	59,928
Other financial income:		
• interest from subsidiaries	8,840	14,482
• gains on foreign exchange	2,818	6,028
• premiums earned and interest on bank deposits	3,973	4,214
• securities included in current assets	–	251
Total other financial income	15,631	24,975
Total Financial Income	45,631	84,903

Dividends collected in the year by Bulgari International Corporation N.V. totalled 30.000.000 euros compared with 59,928,000 euros received in 2001 by the same company. These dividends were partly reinvested within the Group in capitalisation operations.
Other financial income, totalling 15,631,000 euros, also decreased considerably by 9,344,000 euros compared with the previous year. This mainly includes the following:

- interest from subsidiaries, totalling 8,840,000 euros compared with 14,482,000 euros in the previous year. This decrease is principally due to a consistent reduction in interest rates receivable on loans and on inter-company current accounts compared with the previous financial year and a reduction in the annual average liquidity recorded in 2002 compared with 2001;
- gains on foreign exchange, totalling 2,818,000 euros compared with 6,028,000 euros in the previous year. This item, analysed net of losses on foreign exchange subsequently recorded, shows a positive net value of 609,000 euros as compared with a positive net gain on foreign exchange of 2,078,000 euros recorded in the 2001 financial year.
- premiums earned and interest on bank deposits, totalling 3,973,000 euros compared with 4,214,000 euros in 2001. This also includes 3,288,000 euros corresponding to premiums receivable on hedging transactions in relation to the interest rate of the bond. Income from securities included in current assets corresponds to gains made on the sale of treasury stocks made during the year.

It is also recalled that the conversion into the accounting currency of receivables and payables expressed in foreign currency, made at the end of this financial year at exchange rates applicable as at 31 December 2002, generated a total gain on foreign exchange of 27,000 euros, which were posted to the income statement in accordance with Accounting Principle no. 26 of the Accounting Standards Board.

Interest and other financial expenses
Amount for 2002 financial year: 11,014,000 euros
Amount for 2001 financial year: 14,426,000 euros

Interest and financial expenses amount to 11,014,000 euros, a decrease of 3,412,000 euros on the previous financial year. This decrease is principally due to the reduction in interest payable, owing to the aforementioned drop in interest rates, paid to the banks (119,000 euros in 2002 compared with 1,203,000 euros in 2001) and charges on the bond (8,417,000 euros recorded in the present financial year compared with 9,132,000 euros recorded in the previous financial year). Exchange rate differences payable recorded in the year also fell by 1,741,000 euros compared with the previous year.

A breakdown of this item is given in the following table.

Description	31/12/2002	31/12/2001
Interest and other financial expenses:		
Interest from subsidiaries	133	-
Interest payable to banks:		
• interest and premiums for short-term loans	87	1,161
• interest payable for medium/long-term loans	32	42
Total interest payable to banks	119	1,203
Charges on bonds	8,417	9,132
Financial expenses to others:		
• losses on foreign exchange	2,209	3,950
• sundry financial expenses	136	141
Total financial expenses to others	2,345	4,091
Total interest and financial expenses	11,014	14,426

Adjustments to the value of financial assets

Write-downs of investments
Amount for 2002 financial year: 29,073,000 euros
Amount for 2001 financial year: 52,648,000 euros

This item shows a balance of 29,073,000 euros as at 31 December 2002 compared with 52,648,000 euros in the 2001 financial year.
This item entirely corresponds to Bulgari Netherlands B.V. as a result of the following operations:
• in November 2002, in view of the period loss recorded by the subsidiary as at 30 September 2002, totalling 19,944,000 euros, a provision for investment losses for the same amount was made. A capital contribution of 18,000,000 euros was made to partly hedge this period loss;
• at the time of assessing the investments on 31 December 2002, the investment in Bulgari Netherlands BV., following further losses recorded in the year, considered to be permanent, was devalued by a further 9,129,000 euros.
The losses by Bulgari Netherlands B.V., as at 31 December 2002, were mainly caused by the negative result recorded by some of its subsidiaries, in particular, Bulgari Corporation of America Inc., as discussed in the Management Report.

Write-downs of securities included under current assets but not investments
Amount for 2002 financial year: 1,135,000 euros
Amount for 2001 financial year: zero

The amount posted, totalling 1,135,000 euros, corresponds to 580,313 treasury stocks held at the end of the year and refers to the loss arising from the adjustment of the value of treasury stocks, valued on 31 December 2002 at approximately 4.52 euros per share, compared with the average acquisition value of approximately 6.47 euros per share.

Extraordinary income and expenses

Extraordinary expenses
Amount for 2002 financial year: 1,421,000 euros
Amount for 2001 financial year: 1,689,000 euros

Extraordinary expenses of 1,421,000 euros were recorded compared with 1,689,000 euros at the end of the previous year. These mainly relate to non-deductible taxes paid abroad which are definite and non-recoverable (940,000 euros), and to extraordinary expenses relating to the possibility of taking advantage of the tax amnesty (in accordance with Law 289/2002) and to contingent extraordinary income.

Income taxes
Amount for 2002 financial year: 1,528,000 euros
Amount for 2001 financial year: 1,474,000 euros

The balance posted of 1,528,000 euros entirely relates to the provision for local income tax (IRAP) made at the end of the 2002 financial year. The 1,474,000 euros also recorded as at 31 December 2001 also entirely relates to the provision for local income tax (IRAP) purposes.

Bulgari S.p.A.
The Chairman of the Board of Directors

Paolo Bulgari

Bulgari S.p.A.

Table 1
Fees paid to directors and statutory auditors (*)

Subject	Description of position		Fees		
Surname and name	Position recovered	Term of office	Fees for the position	Bonuses and other incentives	Other fees (cfr. note1)
Paolo Bulgari	Chairman Bulgari S.p.A.	2001-2003	181		52 [a]
Nicola Bulgari	Vice Chairman Bulgari S.p.A.	2001-2003	103		52 [a]
Francesco Trapani	Chief Executive Officer Bulgari S.p.A.	2001-2003	1,445	Cfr. note 2	81 [a]
Giuseppe Ansaldo	Director Bulgari S.p.A.	2001-2003	26		
Giulio Figarolo Di Gropello	Director Bulgari S.p.A.	2001-2003	26		
Francesco Ago	Director Bulgari S.p.A.	2001-2003	26		
Zanchi Roberto	Director Bulgari S.p.A.	2001-2003	26		
Paolo Resta	Chairman of Auditors Bulgari S.p.A.	1999-2001	32		23 [b]
Maurizio De Magistris	Statutory Auditory Bulgari S.p.A.	1999-2001	22		17 [b]
Stefania Libori	Statutory Auditory Bulgari S.p.A.	1999-2001	22		11 [b]

(*) The amounts below reported refer to the fee paid during the year (cash principle). These amounts match with the amounts accrued in the year with the exception of the fee accrued for year 2002 for the Managing Director totalling 1.980.000 euros.

(1) Other fees paid for the position covered such as
[a] Director of other Companies forming part of the Bulgari Group
[b] Chairman of Auditors or Regular Auditor of other companies forming part of the Bulgari Group

(2) In 2002, in relation to the stock plan reserved for the Managing Director, no share option rights were assigned and no share option assigned in previous financial years were exercised

Bulgari S.p.A.

List of direct investments in subsidiaries and associate companies as at 31 December 2002
table 6

	Authorised Capital	Value at 31/12/2001	Increases	Decreases	Value at 31/12/2002	Percentages owned	Shareholders' equity at 31/12/2002	Operating results	Corresp. sharehold. equity	Book value	Differences (B) - (A) if positive
Subsidiaries									**(A)**	**(B)**	**(B - A)**
Bulgari Italia S.p.A. Via dei Condotti, 10 - Roma	12,000	9,520	–	–	9,520	100%	9,788	268	9,788	9,520	–
Bulgari Gioielli S.p.A. Lungotevere Marzio, 11 -Roma	2,580	2,593	–	–	2,593	100%	12,842	582	12,842	2,593	–
Bulgari Parfums Italia S.p.A. Lungotevere Marzio, 11 -Roma	1,020	1,035	–	–	1,035	100%	1,171	5	1,171	1,035	–
Bulgari Intern. Corp. N. V. WTC Strawinskylaan 1131 Amsterdam (Olanda)	18,301	46,610	–	–	46,610	100%	75,719	46,089	75,719	46,610	–
Bulgari Netherlands B.V. WTC Strawinskylaan 1131 Amsterdam (Olanda)	9,915	0	–	–	0	100%	(13,024)	(29,073)	(13,024)	0	13,024 (cfr. note 1)
Bulgari (Luxembourg) S.A. 18, Av. de la Porte - Neuve - Luxembourg (Lussemburgo)	100	99	618	–	717	99.99%	691	(14)	690	717	27
Bulgari Milan Hotel Leasing Company S.r.l. Via XX Settembre 1 – Roma	10	–	32	–	32	3.25%		(cf. note 2)			
Bulgari Portugal Acess.de luxo Lda Funchal - Rua Arriaga 30 Madeira (Portogallo)	53	53	–	–	53	100%	9	(6)	9	53	44
Total subsidiaries		**59.910**	**650**	**0**	**60.560**						

Notes:

(1) Difference gross of the writedown allocated to the fund hedging losses of subsidiaries

(2) Figures non available as Bulgari Milan Leasing S.r.l. is not yet operational

Bulgari S.p.A.

Statement of changes occuring in the items
of shareholders' equity
(Figures in thousands of euros)
Table 7

	Authorised capital	Share premium reserve	Legal reserve	Treasury stock reserve	Extraord. reserve	Taxed reserve	Gains on assets contributed	Income from prev. year	Net income	Total
Balances as at 1 January 2001	**20,487**	**96,972**	**4,143**		**28**	**145**	**1,933**	**14,538**	**32,382**	**170,621**
Allocation of 2000 net income to:										
• Legal reserve			1,619						(1,619)	
• Dividend									(25,170)	(25,170)
• Retained earnings								5,593	(5,593)	
Capital increase for exercising share option	228	15,793								16,021
Operating results									35,736	35,736
Balances as at 31 December 2001	**20,715**	**112,765**	**5,762**	**0**	**28**	**145**	**1,933**	**20,131**	**35,736**	**197,215**
Allocation of 2001 net income to:										
• Dividend									(18,347)	(18,347)
• Retained earnings								17,389	(17,389)	
Capital increase for exercising share option	5	175								180
Allocation to Treasury Stocks reserve of the value of the shares at the end of the period		(2,623)		2,623						0
Operating results									22,139	22,139
Balances as at 31 December 2002	**20,720**	**110,317**	**5,762**	**2,623**	**28**	**145**	**1,933**	**37,520**	**22,139**	**201,187**

Summary of the essential figures of companies directly owned
and associated companies
table 8

Bulgari Italia S.p.A.
Head office: Rome
Auth. Cap. Euro 12,000,000

essential figures in thous. of euros:	31/12/2002	31/12/2001
Revenues from sales and services	85,808	80,449
Labour cost	8,068	7,983
Amortisation/depreciation	2,084	2,019
Net financial income (expenses)	(4,637)	(7,918)
Net income (loss)	268	(5,735)
Investments in long-term assets	451	2,005
Intangible assets	669	892
Tangible assets	12,523	13,882
Net cash (indebtedness)	(92,543)	2,236
Shareholder's equity	9,788	9,520

Bulgari Gioielli S.p.A.
Head office: Rome
Auth. Cap. Euro 2,580,000

essential figures in thous. of euros:	31/12/2002	31/12/2001
Revenues from sales and services	44,265	87,011
Labour cost	5,390	5,255
Amortisation/depreciation	596	560
Net financial income (expenses)	(674)	(2,983)
Net income (loss)	582	3,732
Investments in long-term assets	321	441
Intangible assets	138	49
Tangible assets	1,382	1,573
Net cash (indebtedness)	(153)	(3,081)
Shareholder's equity	12,842	12,152

Bulgari Parfums Italia S.p.A.
Head office: Rome
Auth. Cap. Euro 1,020,000

essential figures in thous. of euros:	31/12/2002	31/12/2001
Revenues from sales and services	17,046	15,321
Labour cost	1,418	1,464
Amortisation/depreciation	190	165
Net financial income (expenses)	(199)	(179)
Net income (loss)	5	131
Investments in long-term assets	275	88
Intangible assets	235	161
Tangible assets	137	127
Net cash (indebtedness)	1	73
Shareholder's equity	1,171	1,166

Bulgari International Corp. (BIC) N.V.
Head office: Amsterdam
Auth. Cap. Euro 18,332,720

essential figures in thous. of euros:	31/12/2002	31/12/2001
Dividends	46,794	94,346
Other general and administrative costs	673	436
Net financial income (expenses)	(432)	(1,040)
Net income (loss)	46,089	71,275
Investments in long-term assets	13,329	19,503
Financial investments	80,327	70,624
Other long-term investments	12,014	10,320
Revaluations (write-downs) of investments	(2,312)	(21,566)
Net cash (indebtedness)	77,987	(9,752)
Shareholder's equity	75,719	60,179

Bulgari Portugal Acessorios de Luxo Lda
Head office: Funchal (Madeira)
Auth. Cap. Euro 4,630

essential figures in thous. of euros:	31/12/2002	31/12/2001
Revenues from sales and services	–	–
Costs for service	5	5
Amortisation/depreciation	–	–
Net financial income (expenses)	–	–
Net income (loss)	(6)	(6)
Investments in long-term assets	–	–
Intangible assets	–	–
Tangible assets	–	–
Net cash (indebtedness)	10	16
Shareholder's equity	9	15

Bulgari Netherlands B.V.
Head office: Amsterdam
Auth. Cap. Euro 9,931,388

essential figures in thous. of euros:	31/12/2002	31/12/2001
Dividends	–	–
Adjustments to the value of financial assets	(26,088)	(36,733)
Amortisation/depreciation	–	8,606
Net financial income (expenses)	37	53
Net income (loss)	(29,073)	(46,003)
Investments in long-term assets	18,560	40,882
Financial investments	–	–
Intangible and tangible assets	33	50
Net cash (indebtedness)	98	304
Shareholder's equity	(13,024)	(4,588)

Bulgari (Luxembourg) S.A.
Head office: Luxembourg
Auth. Cap. Euro 100,000

essential figures in thous. of euros:	31/12/2002	31/12/2001
Revenues from sales and services	–	–
Costs for service	8	9
Amortisation/depreciation ed altri costi generali	4	3
Net financial income (expenses)	(6)	–
Net income (loss)	(14)	(12)
Investments in long-term assets	654	36
Intangible assets	11	6
Tangible assets	–	–
Net cash (indebtedness)	40	57
Shareholder's equity	691	88

Bulgari S.p.A.

Report of the Statutory Auditors to the meeting of shareholders
on supervisory activity carried out in relation to the year
ended 31.12.2002

Dear Shareholders,

In compliance with current regulations for Companies having listed stock on regulated markets and with the provisions of the bylaws, we have performed our supervisory activity during the year ended on 31 December 2002, in accordance with the principles of conduct for Statutory Auditors recommended by the National Association of Professional Accountants.

We participated in the seven meetings of the Board of Directors – a frequency that we consider suitable for management requirements – and obtained quarterly reports from the Directors on activities and operations with major economic, equity and financial significance carried out by the Company and its Subsidiaries, information on which can be found in the financial statements and the Report accompanying these.

We inform you that the Board of Directors was regularly informed and kept up-to-date about operations initiated or completed by Directors given delegated powers and that we believe that the decisions made and actions undertaken comply with the principles of correct administration, in accordance with the law and the bylaws, including in relation to the exclusion of potential conflicts of interest or contradiction with resolutions made in meetings.

We inform you that the relationships with Subsidiaries and intra-group transactions – information on which is given by the Directors in their Report – were conducted in the 2002 financial year within the normal scope of business activity and that they exhibited no atypical characteristics or aspects that might indicate a conflict of interest.

Relations between Bvlgari S.p.A. and the Group Companies involved specific contracts for the licensing of the BVLGARI trademark, the manufacture and distribution of products, and the provision of technical, IT, marketing and financial services. In particular, with respect to the latter, the Parent Company, among other things, provides a centralised treasury management service against specific payment.

In 2002 no operations were undertaken which could be deemed to be atypical and/or unusual, nor with correlated parties.

In relation to the Company's organisational structure, during the year we ascertained – within our remit – confirmation of its suitability, as well as the functionality of the systems for detection and control.

In relation to this, we inform you that a number of new initiatives for the implementation of the internal auditing system and department defined during the course of 2002 with regard to the ever growing structural requirements and size of the Group, were brought into operation in the first quarter of 2003.

We also inform you that we met regularly with the heads of the various departments, paying special attention to the internal auditing department. We also met with senior staff of the Independent Auditing Company and no noteworthy elements emerged from our mutual exchange of information.

We also verified, using information gathered by the Independent Auditors, the observance of legal provisions in the preparation and layout of the financial statements and consolidated accounts, as well as the management report.

Therefore, we advise you that:

- no reports pursuant to Article 2408 of the Italian Civil Code nor third-party complaints were made to the Statutory Auditors;

- the Company has complied with the provisions of the Self-Disciplinary Code of the Committee for Corporate Governance of Listed Companies, to the extent applicable to its organisational structure.

We note furthermore that no further assignment was conferred in 2002 upon the Company currently appointed to carry out the auditing activity and that no assignments were conferred upon subjects connected to the latter by continuing relationships in the same period.

We point out that at the General and Extraordinary Annual Meeting of Shareholders held on 30 September 2002, the Statutory Auditors, in accordance with the law, duly expressed their opinions on the proposal by the Board of Directors:

- to revoke, with good reason, the appointment of the firm Arthur Andersen S.p.A. to audit and certify the financial statements and the consolidated financial statements of Bulgari S.p.A. and its subsidiaries and to carry out the limited auditing of the half-yearly reports for the three-year period 2001-2003;

- to confer the assignment of auditing and certifying the financial statements and the consolidated financial statements of Bulgari S.p.A. and its subsidiaries, with the exception of Bulgari Italia S.p.A., Bulgari Gioielli S.p.A. and Bulgari Parfums Italia S.p.A., and the limited auditing of the half-yearly reports, upon the Reconta Ernst & Young auditing firm for the three-year period 2002-2004.

In order to fulfil the notification requirements imposed by law, we can conclusively affirm to you that the data flowing from the subsidiaries to the Parent Company is timely and complete, and is part of a systematic plan.

We also point out that, within a broader reference framework, according to the most recent guidelines on Corporate Governance and supplementing the main national and international reference models, the Board of Directors has adopted the "Code of conduct for the Directors and Statutory Auditors of Bulgari S.p.A. and the new procedure for disclosing information to the market" – in effect from 1 January 2003 – in accordance with the rules specified by section 2.6 of the Regulations for Markets Organised and Managed by Borsa Italiana S.p.A. and an updated "Report on Corporate Governance" which, in compliance with the Self-Disciplinary Code for Listed Companies revised by the Committee for Corporate Governance in July 2002, takes account of the recommendation given by Borsa Italiana S.p.A. in February 2003.

Finally we can report that no significant omissions, censurable facts or irregularities emerged from our investigations and detailed examinations within our areas of supervision, nor, in particular, did any significant facts emerge that would warrant notification to the Oversight Bodies or mention in this report.

Rome, 11 April 2003

The Statutory Auditors
Prof. Paolo Resta (Chairman)
Dr. Maurizio de Magistris (Statutory Auditor)
Dr. Stefania Libori (Statutory Auditor)



Bulgari S.p.A.

Report of the Indipendent Auditors pursuant to Article 156 of Legislative Decree no. 58 of 24 February 1998



■ Reconta Ernst & Young S.p.A.
Via G.D. Romagnosi, 18/A
00196 Roma

Tel. (+39) 06 324751
Fax (+39) 06 32475504
www.ey.com

AUDITORS' REPORT

pursuant to Article 156 of Legislative Decree No. 58 dated 24.2.1998

(Translation from the original Italian text)

**To the Shareholders
of Bulgari S.p.A.**

1. We have audited the financial statements of Bulgari S.p.A. as of and for the year ended December 31, 2002. The financial statements are the responsibility of the Bulgari S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to the auditors' report dated April 12, 2002, issued by other auditors.

3. In our opinion, the financial statements of Bulgari S.p.A. comply with the Italian regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the financial position of Bulgari S.p.A. as of December 31, 2002, and the results of its operations for the year then ended.

Rome, April 11, 2003

Reconta Ernst & Young S.p.A.

Signed by: Massimo Antonelli, partner

■ Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione [illegible]
P.I. [illegible]
(vecchio numero R.I. [illegible] - numero R.E.A. [illegible])

Bulgari S.p.A.
Lungotevere Marzio, 11
00186 Roma, Italia

Investor relation
telefono (06) 68810467
telefax (06) 68810401
www.bulgari.com

Development and printing
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Bulgari confirms its commitment
to the environment by using
ecologically-safe paper

Printed in Italy
in June 2003